     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                                LEAR CORPORATION
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                            13-3386776
         (State or other jurisdiction of                               (IRS Employer
         incorporation or organization)                             Identification No.)

                              21557 TELEGRAPH ROAD
                        SOUTHFIELD, MICHIGAN 48086-5008
                                 (810) 746-1500
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             JAMES H. VANDENBERGHE
                              21557 TELEGRAPH ROAD
                        SOUTHFIELD, MICHIGAN 48086-5008
                                 (810) 746-1500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          ---------------------------

                                   Copies to:

                               Robert W. Ericson
                               John L. MacCarthy
                                Winston & Strawn
                                200 Park Avenue
                            New York, New York 10166
                                 (212) 294-6700
                                 David Mercado
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                            New York, New York 10019

                                 (212) 474-1000
                          ---------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                          ---------------------------
                        CALCULATION OF REGISTRATION FEE

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- --------------------------------------------------------------------------------------------------------------

                                                                                PROPOSED
                                                              PROPOSED           MAXIMUM
        TITLE OF EACH CLASS OF               AMOUNT            MAXIMUM          AGGREGATE         AMOUNT OF
           SECURITIES TO BE                   TO BE        OFFERING PRICE       OFFERING        REGISTRATION
              REGISTERED                   REGISTERED        PER UNIT(1)          PRICE              FEE
- --------------------------------------------------------------------------------------------------------------
  % Subordinated Notes due 2006........   $200,000,000          100%          $200,000,000         $68,966
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee.
                          ---------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 12, 1996

PROSPECTUS
                                  $200,000,000

                                LEAR CORP. LOGO

                            % SUBORDINATED NOTES DUE 2006
                          ---------------------------
           INTEREST PAYABLE                   AND
                          ---------------------------

     Lear Corporation ("Lear" or the "Company") is offering $200,000,000
aggregate principal amount of its    % Subordinated Notes due 2006 (the
"Notes"). Interest on the Notes will be payable on                and
               of each year, commencing                          . The Notes
will be redeemable at the option of Lear, in whole or in part, on or after
               , 2001, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. The Notes will not be subject to any mandatory sinking fund payment.

     Each holder of the Notes may require Lear to repurchase such holder's Notes in the event of a Change of Control Triggering Event (as defined herein) at 101% of the principal amount thereof, plus accrued interest to the date of repurchase.

     The Notes will be general unsecured obligations of Lear, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of Lear. As of March 30, 1996, and after giving pro forma effect to the Pro Forma Transactions (as defined herein), the aggregate amount of Senior Indebtedness of Lear was approximately $885.2 million, including obligations under the Credit Agreements (as defined herein) and the Senior Subordinated Notes (as defined herein). Additionally, certain of Lear's subsidiaries have outstanding indebtedness that effectively ranks prior to the claims of the holders of the Notes. As of March 30, 1996, and after giving pro forma effect to the Pro Forma Transactions, Lear's subsidiaries would have had outstanding approximately $46.6 million of indebtedness. See "Description of the Notes."

     Concurrently with this offering of Notes (the "Note Offering"), the Company is selling 7,500,000 shares of its Common Stock ("Common Stock") in an underwritten public offering (the "Common Stock Offering"). The Note Offering is conditioned in its entirety upon consummation of the Common Stock Offering.
                          ---------------------------

     SEE "RISK FACTORS" COMMENCING ON PAGE 11 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                               PRICE TO           UNDERWRITING         PROCEEDS TO
                                              PUBLIC(1)           DISCOUNT(2)         COMPANY(1)(3)
- ------------------------------------------------------------------------------------------------------
Per Note...............................          100%                       %                    %
- ------------------------------------------------------------------------------------------------------
Total..................................      $200,000,000              $                    $
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from                               .
(2) Lear has agreed to indemnify the several Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by Lear estimated at $             .
                          ---------------------------

     The Notes offered by this Prospectus are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Notes will be made at the offices of BT Securities Corporation, New York, New York, on or about
                    , 1996.
                          ---------------------------
BT SECURITIES CORPORATION
               CHASE SECURITIES INC.
                              MORGAN STANLEY & CO.
                                         INCORPORATED
                                          SCHRODER WERTHEIM & CO.
                    , 1996

                             [INSIDE FRONT COVER]



LEAR CORPORATION LOGO


                        INTERIOR PRODUCT CAPABILITIES


[A PICTURE OF A FORD WINDSTAR SEAT SYSTEM]

[A PICTURE OF A FORD WINDSTAR]

[A PICTURE OF A CHEVROLET CAVALIER DOOR PANEL]

[A PICTURE OF A CHEVROLET CAVALIER]

[DIAGRAM OF AN AUTOMOTIVE INTERIOR]

[A PICTURE OF A SAAB 9000]

[A PICUTRE OF A SAAB 9000 HEADLINER]

[A PICTURE OF A JEEP GRAND CHEROKEE]

[A PICTURE OF A JEEP GRAND CHEROKEE FLOOR SYSTEM]

     IN CONNECTION WITH THE NOTE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           -------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). The registration statement ("Registration Statement") (which term encompasses any amendments thereto) and the exhibits thereto filed by the Company with the Commission, as well as the reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company will send to each holder of the Notes annual reports containing audited consolidated financial statements of the Company and a report thereon by independent public accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited condensed consolidated financial information, in compliance with the terms of the Indenture pursuant to which the Notes will be issued.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to a document incorporated by reference herein, reference is hereby made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference and made a part hereof:

(a) the Company's Annual Report on Form 10-K for the year ended December 31,
    1995;

(b) the Company's Quarterly Report on Form 10-Q for the period ended March 30, 1996;

(c) the Company's Current Report on Form 8-K dated May 22, 1996;

(d) the audited consolidated financial statements of Automotive Industries Holding, Inc. and the notes thereto included on pages 3 through 36 of the Company's Current Report on Form 8-K dated August 28, 1995; and

(e) the Company's Registration Statement on Form 8-A filed on April 1, 1994, as amended by Amendment No. 1 on Form 8-A/A filed on April 5, 1994.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Note Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: Lear Corporation, 21557 Telegraph Road, P.O. Box 5008, Southfield, Michigan 48086-5008, Attention: Director of Investor Relations (telephone: (800) 413-5327).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the "Company" or "Lear" refers to Lear Corporation and its consolidated subsidiaries. A significant portion of the Company's operations, including the operations of the Company's AI Division and Masland Division, are conducted through wholly-owned subsidiaries of Lear Corporation. Effective as of May 9, 1996, Lear changed its name from "Lear Seating Corporation" to "Lear Corporation." Unless otherwise indicated, all information contained in this Prospectus is based on the assumption that the Underwriters' over-allotment option is not exercised.

     On May 30, 1996, Lear, through its wholly-owned subsidiary, PA Acquisition Corp. ("Acquisition Corp."), commenced an offer to purchase (the "Tender Offer") all of the outstanding shares of common stock of Masland Corporation ("Masland"). The Tender Offer is currently scheduled to expire on June 26, 1996. The Tender Offer is conditioned on, among other things, there having been tendered a majority of the outstanding shares ("Shares") of Masland's common stock on a fully diluted basis. Following consummation of the Tender Offer, the Company will cause Acquisition Corp. to be merged with and into Masland, such that Masland will become a wholly-owned subsidiary of Lear (the "Merger"). The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including the approval of the Merger by the requisite vote of the stockholders of Masland. Under the General Corporation Law of the State of Delaware (the "Delaware Law"), the stockholder vote necessary to approve the Merger will be the affirmative vote of at least a majority of the Shares. Accordingly, if the Company, through Acquisition Corp., acquires a majority of Masland's outstanding Shares, it will have the voting power required to approve the Merger without the affirmative vote of any other stockholders of Masland. Furthermore, if the Company acquires at least 90% of the outstanding Shares pursuant to the Tender Offer or otherwise, the Company would be able to effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the Delaware Law, without prior notice to, or any action by, any other stockholder of Masland. In such event, the Company intends to effect the Merger as promptly as practicable following the purchase of the Shares in the Tender Offer. If the Company acquires a majority of the Shares in the Tender Offer, but less than 90%, it will take all action necessary, in accordance with the Delaware Law, Masland's certificate of incorporation and by-laws and applicable securities laws to convene a meeting of stockholders of Masland as promptly as possible to approve the Merger. In such event, it is anticipated that the Merger would not be completed until 45 days or longer after the date of the consummation of the Tender Offer. Unless otherwise indicated, this Prospectus assumes that the Tender Offer and the Merger have been consummated.

                                  THE COMPANY

GENERAL

     Lear is the largest independent supplier of automotive interior systems in the estimated $40 billion global automotive interior market and the tenth largest independent automotive supplier in the world. The Company's principal products include: finished automobile and light truck seat systems; interior trim products, such as door panels and headliners; and component products, such as seat frames, seat covers and various blow molded plastic parts. The Company's extensive product offerings were recently expanded through the acquisition of Masland Corporation ("Masland"), a leading Tier I designer and manufacturer of automotive floor and acoustic systems and interior and luggage trim components. This acquisition, together with the August 1995 acquisition of Automotive Industries Holding, Inc. ("AI" or "Automotive Industries"), has made Lear the world's largest independent automotive supplier with the ability to design, engineer, test and deliver products for a total vehicle interior. As original equipment manufacturers ("OEMs") continue their worldwide expansion and seek ways to improve their vehicle quality while simultaneously reducing the costs of various vehicle components, management believes that suppliers such as Lear will be increasingly asked to fill the role of "Systems Integrator" to manage the design, purchasing and supply of the total automotive interior. Lear's full-service capabilities make it well-positioned to fill this role.

     The Company has experienced substantial growth in market presence and profitability over the last five years both as a result of internal growth as well as acquisitions. The Company's sales have grown from approximately $1.1 billion for the year ended June 30, 1991 to approximately $4.7 billion for the year ended

December 31, 1995, a compound annual growth rate of 38%. After giving pro forma effect to the AI and Masland acquisitions, the Company sales would have been approximately $5.7 billion for the year ended December 31, 1995. The Company's operating income has grown from approximately $44.7 million for the year ended June 30, 1991 to approximately $244.8 million for the year ended December 31, 1995, a compound annual growth rate of 46%.

     The Company's present customers include 24 OEMs, the most significant of which are Ford, General Motors, Fiat, Chrysler, Volvo, Saab, Volkswagen, Audi and BMW. As of June 1, 1996, after giving pro forma effect to the acquisition of Masland, the Company would have employed approximately 40,000 people in 19 countries and operated 131 manufacturing, research, design, engineering, testing and administration facilities.

STRATEGY

     The Company's principal objective is to expand its position as the leading independent supplier of automotive interior systems in the world. To this end, the Company's strategy is to capitalize on two significant trends in the automotive industry: (i) the outsourcing of automotive components and systems by OEMs; and (ii) the consolidation and globalization of the OEMs' supply base. Outsourcing of interior components and systems has increased in response to competitive pressures on OEMs to improve quality and reduce capital needs, costs of labor, overhead and inventory. Consolidation among automotive industry suppliers has occurred as OEMs have more frequently awarded long-term sole source contracts to the most capable global suppliers. Increasingly, the criteria for selection include not only cost, quality and responsiveness, but also certain full-service capabilities including design, engineering and project management support. With the recent acquisitions of AI and Masland, Lear has substantial manufacturing capabilities in four of the five principal automotive interior segments: seat systems; floor and acoustic systems; door panels; and headliners. The Company intends to enter into the remaining interior segment, instrument panels, through strategic alliances, acquisitions, supplier relationships and/or joint ventures.

     Elements of the Company's strategy include:

          - Strong Relationships with the OEMs. The Company's management has developed strong relationships with its 24 OEM customers which allow Lear to identify business opportunities and customer needs in the early stages of vehicle design. Management believes that working closely with OEMs in the early stages of designing and engineering automotive interior systems and components gives it a competitive advantage in securing new business. Lear maintains an excellent reputation with the OEMs for timely delivery and customer service and for providing world class quality at competitive prices.

          - Global Presence. In 1995, more than two-thirds of total worldwide vehicle production occurred outside of the United States and Canada. Due to the opportunity for significant cost savings and improved product quality and consistency, OEMs have increasingly required their suppliers to manufacture automotive interior systems and components in multiple geographic markets. In recent years, the Company has aggressively expanded its operations in Western Europe and emerging markets in South America, South Africa, the Pacific Rim and elsewhere, giving it the capability to provide its products on a global basis to its OEM customers. In 1995, the Company's sales outside the United States and Canada, after giving pro forma effect to the AI and Masland acquisitions, would have grown to approximately $1.7 billion, or approximately 30% of the Company's total pro forma sales.

          - Increased Interior Content. OEMs increasingly view the interior of the vehicle as a major selling point to their customers. A major focus of Lear's research and development efforts is to identify new interior features that make vehicles safer and more comfortable, while continuing to appeal to consumer preferences. The development of these features has been, and management believes will continue to be, an important factor in the Company's future growth.

          - Product Technology and Product Design Capability. Lear has made substantial investments in product technology and product design capability to support its products. The Company maintains four advanced technical centers (in Southfield, Michigan, Rochester Hills, Michigan, Plymouth, Michigan and Turin, Italy) where it develops and tests current and future products to determine compliance with safety standards, quality and durability, response to environmental conditions and user wear and tear. The

     Company also has state-of-the art acoustics testing, instrumentation and data analysis capabilities. At its 16 customer-dedicated engineering centers, specific program applications are developed and tested. The Company has also made substantial investments in advanced computer aided design, engineering and manufacturing ("CAD/CAM") systems.

          - Lean Manufacturing Philosophy. Lear's "lean manufacturing" philosophy seeks to eliminate waste and inefficiency in its own operations and in those of its customers and suppliers. All of the Company's seat system facilities and many of its other manufacturing facilities are linked by computer directly to those of the Company's suppliers and customers. These facilities receive components from their suppliers on a just-in-time ("JIT") basis, and deliver interior systems and components to their customers on a sequential just-in-time basis, which provides products to an OEM's manufacturing facility in the color and order in which the products are used. This process minimizes inventories and fixed costs for both the Company and its customers and enables the Company to deliver products on as little as 90 minutes' notice.

          - Growth Through Strategic Acquisitions. Strategic acquisitions have been, and management believes will continue to be, an important element in the Company's growth worldwide and in its efforts to capitalize on automotive industry trends. These acquisitions complement Lear's existing capabilities and provide new growth opportunities. The Company's recent acquisitions have expanded its OEM customer base and worldwide presence and enhanced its relationships with existing customers. The Company's most recent acquisitions have also given it a significant presence in the non-seating segments of the automobile and light truck interior market. In 1995, after giving pro forma effect to the AI and Masland acquisitions, the Company's sales of non-seating systems and components would have been approximately $1.4 billion, or approximately 25% of the Company's total pro forma sales.

     Implementation of the Company's strategy has resulted in rapid growth of the Company's net sales from approximately $159.8 million in the fiscal year ended June 30, 1983 to approximately $4.7 billion in the year ended December 31, 1995, a compound annual growth rate of approximately 33%. This increase in sales has been achieved through internal growth as well as through acquisitions. In 1995, the Company was the leading independent supplier to the $40 billion global automotive interior market, with a 12% share after giving pro forma effect to the AI and Masland acquisitions. The Company's North American content per vehicle has increased from $12 in 1983 to $227 in 1995. In Europe, the Company's content per vehicle has grown from $3 in 1983 to $102 in 1995.

RECENT ACQUISITIONS

     The Company is acquiring all of the issued and outstanding common stock of Masland (the "Masland Acquisition") for an aggregate purchase price of approximately $459.6 million (including the assumption of Masland's existing indebtedness, net of cash and cash equivalents, of $64.7 million and the payment of fees and expenses of $10 million in connection with the acquisition). The acquisition of Masland gives the Company substantial capabilities to produce automotive floor and acoustic systems, which the Company did not previously have. In 1995, Masland held a leading 38% share of the estimated $1 billion North American floor and acoustic systems market. Masland is also a major supplier of interior and luggage compartment trim components and other acoustical products which are designed to minimize noise and vibration for passenger cars and light trucks. Masland supplies the North American operations of Ford, Chrysler, General Motors, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Subaru and Toyota, as well as the European operations of Nissan, Peugeot and Saab. Masland has had a continuous relationship with Ford, its largest customer, since 1922. For its fiscal year ended June 30, 1995, Masland had net sales, EBITDA, operating income and net income of $496.6 million, $62.2 million, $47.0 million and $21.3 million, respectively.

     In August 1995, the Company acquired all of the issued and outstanding common stock of Automotive Industries, a leading designer and manufacturer of high quality interior trim systems and blow molded products principally for North American and European car and light truck manufacturers. The acquisition of AI (the "AI Acquisition") afforded Lear a significant presence in the door panel and headliner segments of the interior market, which account for approximately 15% of the global automotive interior market. The AI

Acquisition also gave the Company access to AI's premier program management systems, CAD/CAM capabilities, product and process variety and technological expertise.

     The acquisitions of AI and Masland have solidified the Company's position as the leading independent automotive interior supplier in the world. Currently, Lear has manufacturing capabilities in four of the five principal automotive interior segments: seat systems; floor and acoustic systems; door panels; and headliners. Lear intends to enter into the remaining segment, instrument panels, through strategic alliances, acquisitions, supplier relationships and/or joint ventures. Management believes that the Company's ability to offer OEMs a total interior system provides Lear with a competitive advantage as OEMs continue to reduce their supplier base while demanding improved quality and additional Tier I services. Management believes that as the outsourcing and supplier consolidation trends continue, OEMs will increasingly seek global suppliers, such as Lear, to provide total interiors, resulting in greater value from the on-going integration of the Lear, AI and Masland businesses and long-term growth opportunities for the Company.

     In addition to the AI and Masland acquisitions, since 1990 Lear has completed five additional strategic acquisitions. In December 1994, the Company acquired the primary automotive seat systems supplier to Fiat and certain related businesses (the "Fiat Seat Business" or the "FSB"), establishing Lear as the leading independent supplier of automotive seat systems in Europe. In 1993, the Company significantly expanded its operations in North America by purchasing certain portions of the North American seat cover and seat systems business (the "NAB") of Ford (the "NAB Acquisition"). In 1991 and 1992, the Company acquired the seat systems businesses of Saab in Sweden and Finland and of Volvo in Sweden. In addition to broadening the Company's geographic coverage, these acquisitions, like the AI and Masland acquisitions, have expanded the Company's customer base and solidified relationships with existing customers.

     The Company's principal executive offices are located at 21557 Telegraph Road, Southfield, Michigan 48086-5008. Its telephone number at that location is
(800) 413-5327.

COMMON STOCK OFFERING

     Concurrently with the Note Offering, the Company is selling 7,500,000 shares of its Common Stock ("Common Stock") in the Common Stock Offering. In such offering, certain selling stockholders are also selling 7,500,000 shares of Common Stock (without giving effect to the underwriters' over-allotment option). The Note Offering is conditioned in its entirety upon the consummation of the Common Stock Offering. The Common Stock Offering is not, however, conditioned upon the consummation of the Note Offering. The net proceeds to the Company from the Common Stock Offering will be used to repay indebtedness outstanding under the Credit Agreement (as defined herein).

                               THE NOTE OFFERING

Securities Offered.......   $200,000,000 principal amount of      % Subordinated Notes due
                            2006.

Maturity Date............                 , 2006.

Interest Payment Dates...                  and                , commencing                       .

Optional Redemption......   The Notes will be redeemable at the option of the Company, in
                            whole or in part, on or after             , 2001, at the
                            redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.

Mandatory Sinking Fund...   None.

Subordination............   The Notes will be subordinated in right of payment to all
                            existing and future Senior Indebtedness (as defined in
                            "Description of the Notes -- Certain Definitions") of the Company
                            and will be senior in right of payment to or pari passu with all other subordinated indebtedness of the Company. As of March 30,
                            1996, and after giving pro forma effect to the Pro Forma
                            Transactions, the aggregate amount of Senior Indebtedness of the
                            Company (including its obligations under the Credit Agreements and the Senior Subordinated Notes) would have been approximately
                            $885.2 million. In addition, certain of the Company's
                            subsidiaries have outstanding indebtedness that effectively ranks prior to the claims of the holders of the Notes. As of March 30,
                            1996, and after giving pro forma effect to the Pro Forma
                            Transactions, the Company's subsidiaries would have had
                            outstanding approximately $46.6 million of indebtedness. See
                            "Description of the Notes -- Subordination."
Change of Control
  Triggering Event.......   Upon a Change of Control Triggering Event (as defined herein), each holder of the Notes may require the Company to repurchase such holder's Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. See
                            "Description of the Notes -- Certain Covenants -- Repurchase of
                            Notes Upon a Change of Control Triggering Event."

Certain Covenants........   The Indenture under which the Notes will be issued will contain certain covenants that will restrict, among other things, the incurrence of additional indebtedness, the payment of dividends, the repurchase of capital stock and the making of certain other
                            Restricted Payments (as defined herein), the creation of liens, the creation of any restriction on the ability of subsidiaries of the Company to pay dividends or to make any other distributions, sales of assets, the issuance of preferred stock, transactions with affiliates and certain mergers and consolidations. See
                            "Description of the Notes -- Certain Covenants."

Use of Proceeds..........   The net proceeds to the Company from the Note Offering will be used to repay a portion of the indebtedness outstanding under the
                            Credit Agreement incurred to finance the Masland Acquisition.

                                  RISK FACTORS

     Investment in the Notes involves certain risks discussed under "Risk Factors" that should be considered by prospective purchasers.

                     SUMMARY FINANCIAL DATA OF THE COMPANY

     The following summary consolidated financial data were derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the years ended December 31, 1995, 1994 and 1993 have been audited by Arthur Andersen LLP. The consolidated financial statements of the Company for the three months ended March 30, 1996 and April 1, 1995 are unaudited; however, in the Company's opinion, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the three months ended March 30, 1996 are not necessarily indicative of the results to be expected for the full year. The summary financial data below should be read in conjunction with the other financial data of the Company included in this Prospectus, the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

                                LEAR CORPORATION

                                           AS OF OR FOR THE
                                          THREE MONTHS ENDED              AS OF OR FOR THE YEAR ENDED
                                         ---------------------    --------------------------------------------
                                         MARCH 30,    APRIL 1,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                           1996         1995          1995            1994            1993
                                         ---------    --------    ------------    ------------    ------------
                                         (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales..............................  $1,405.8     $1,043.5      $4,714.4        $3,147.5        $1,950.3
Operating income.......................      70.0         47.7         244.8           169.6            79.6
Interest expense(1)....................      24.4         14.2          75.5            46.7            45.6
Net income (loss)(2)...................      25.8         17.0          91.6            59.8           (13.8)
Net income (loss) per share(2).........       .43          .34          1.74            1.26            (.39)
BALANCE SHEET DATA:
Total assets...........................  $3,122.2     $1,797.9      $3,061.3        $1,715.1        $1,114.3
Long-term debt.........................   1,033.3        519.9       1,038.0           418.7           498.3
Stockholders' equity...................     612.5        217.1         580.0           213.6            43.2
OTHER DATA:
EBITDA(3)..............................  $  103.2     $   66.1      $  336.8        $  225.7        $  122.2
Depreciation and amortization..........      33.2         18.4          92.0            56.1            42.6
Capital expenditures...................      33.7         23.6         110.7           103.1            45.9
North American content per
  vehicle(4)...........................       274          182           227             169             112
European content per vehicle(5)........       107           78           102              48              38
Ratio of EBITDA to interest
  expense (1)(3).......................       4.2x         4.7x          4.5x            4.8x            2.7x
Ratio of earnings to fixed
  charges(6)...........................       2.5x         2.9x          2.9x            3.2x            1.5x

- -------------------------
(1) Interest expense includes non-cash charges for amortization of deferred financing fees of approximately $.8 million, $.6 million, $2.7 million, $2.4 million and $2.6 million for the three months ended March 30, 1996 and April 1, 1995 and for the years ended December 31, 1995, 1994 and 1993, respectively.

(2) After extraordinary charges of $2.6 million and $11.7 million ($.05 and $.33 per share) for the years ended December 31, 1995 and 1993, respectively, relating to the early extinguishment of debt.

(3) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(4) "North American content per vehicle" is the Company's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

(5) "European content per vehicle" is the Company's net automotive sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.

(6) "Fixed charges" consist of interest on debt, amortization of deferred financing fees and that portion of rental expenses representative of interest (deemed to be one-third of rental expenses). "Earnings" consist of income (loss) before income taxes, fixed charges, undistributed earnings and minority interest.

                 SUMMARY FINANCIAL DATA OF MASLAND CORPORATION

     The following summary consolidated financial data were derived from the consolidated financial statements of Masland. The consolidated financial statements of Masland for each fiscal year presented have been audited by Price Waterhouse LLP. The consolidated financial statements of Masland for the nine months ended March 29, 1996 and March 31, 1995 are unaudited; however, in the opinion of Masland's management, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the nine months ended March 29, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. The summary financial data below should be read in conjunction with the other financial data of Masland included in this Prospectus, the consolidated financial statements of Masland and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Results of Operations of Masland Corporation."

                              MASLAND CORPORATION

                                                      AS OF OR FOR THE       AS OF OR FOR THE FISCAL YEAR
                                                      NINE MONTHS ENDED                 ENDED
                                                   -----------------------   ----------------------------
                                                   MARCH 29,     MARCH 31,   JUNE 30,   JULY 1,   JULY 2,
                                                     1996          1995        1995      1994      1993
                                                   ---------     ---------   --------   -------   -------
                                                   (DOLLARS IN MILLIONS, EXCEPT CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales.........................................  $ 343.4       $ 373.8     $496.6    $ 429.9   $ 353.5
Operating income..................................     26.5          34.2       47.0       45.0      25.8
Net income applicable to common stock.............     11.8          15.0       21.3       20.5      11.7
BALANCE SHEET DATA:
Total assets......................................  $ 276.8       $ 226.0     $228.0    $ 203.8   $ 197.3
Long-term debt....................................     70.8          40.2       37.0       31.4      50.1
Stockholders' equity..............................     98.8          82.5       88.2       68.5      60.1
OTHER DATA:
EBITDA(1).........................................  $  40.2       $  46.5     $ 62.2    $  57.6   $  37.1
Capital expenditures..............................     20.6          14.7       22.0       17.8      18.0
North American content per vehicle(2).............       34            31         33         30        26

- -------------------------
(1) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(2) "North American content per vehicle" is Masland's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

            SUMMARY PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA

     The following summary pro forma unaudited consolidated financial data were derived from and should be read in conjunction with the pro forma unaudited consolidated financial data included elsewhere in this Prospectus. The following summary pro forma unaudited consolidated operating data and other data of the Company for the three months ended March 30, 1996 and for the year ended December 31, 1995 were prepared to illustrate the estimated effects of (i) the Masland Acquisition (including the refinancing of certain debt of Masland with borrowings under the Credit Agreement), (ii) the AI Acquisition (including the refinancing of certain debt of AI with borrowings under the Credit Agreement),
(iii) the acquisition of Plastifol GmbH & Co. KG ("Plastifol") by AI in July 1995 prior to the AI Acquisition (the "Plastifol Acquisition"), (iv) the public offering of Common Stock by the Company and the application of the net proceeds therefrom in September 1995 (the "1995 Stock Offering"), (v) the refinancing of the Company's prior credit facility with borrowings under the Credit Agreement,
(vi) the completion of the New Credit Agreement and (vii) the Note Offering and the Common Stock Offering and the application of the net proceeds to the Company therefrom to repay indebtedness incurred under the Credit Agreement to finance the Masland Acquisition (collectively, the "Pro Forma Transactions"), as if the Pro Forma Transactions had occurred on January 1, 1995. The following summary pro forma unaudited consolidated balance sheet data were prepared as if the completion of the New Credit Agreement, the Masland Acquisition, the Note Offering and the Common Stock Offering and the application of the net proceeds therefrom to repay indebtedness incurred pursuant to the Credit Agreement to finance the Masland Acquisition had occurred as of March 30, 1996. The following summary pro forma unaudited consolidated financial data do not purport to represent (i) the actual results of operations or financial condition of the Company had the Pro Forma Transactions occurred on the dates assumed or (ii) the results to be expected in the future.

                                                                  AS OF OR              AS OF OR
                                                                   FOR THE               FOR THE
                                                             THREE MONTHS ENDED        YEAR ENDED
                                                               MARCH 30, 1996       DECEMBER 31, 1995
                                                             -------------------    -----------------
                                                                   (DOLLARS IN MILLIONS, EXCEPT
                                                             PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales.................................................        $ 1,527.3             $ 5,708.0
Operating income..........................................             81.5                 327.1
Interest expense(1).......................................             29.3                 122.5
Net income................................................             28.3                 105.4
Net income per share......................................              .42                  1.56
BALANCE SHEET DATA:
Total assets..............................................        $ 3,700.6
Long-term debt............................................          1,223.9
Stockholders' equity......................................            900.0
OTHER DATA:
EBITDA(2).................................................        $   120.7             $   467.2
Depreciation and amortization.............................             39.2                 140.1
Capital expenditures......................................             41.8                 184.2
North American content per vehicle(3).....................              308                   285
European content per vehicle(4)...........................              107                   111
Ratio of EBITDA to interest expense(1)(2).................              4.1x                  3.8x
Ratio of earnings to fixed charges(5).....................              2.5x                  2.4x

- -------------------------
(1) Interest expense includes non-cash charges for amortization of deferred financing of approximately $1.0 million and $3.7 million for the three months ended March 30, 1996 and the year ended December 31, 1995, respectively.
(2) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.
(3) "North American content per vehicle" is the Company's pro forma net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.
(4) "European content per vehicle" is the Company's pro forma net automotive sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.
(5) "Fixed charges" consist of interest on debt, amortization of deferred financing fees and that portion of rental expenses representative of interest (deemed to be one-third of rental expenses). "Earnings" consist of income (loss) before income taxes, fixed charges, undistributed earnings and minority interest.

                                  RISK FACTORS

     A potential investor should consider carefully all of the information contained in this Prospectus before deciding whether to purchase the Notes offered hereby and, in particular, should consider the following:

LEVERAGE

     A significant portion of the funds needed to finance the Company's recent acquisitions, including the Masland Acquisition and the AI Acquisition, were initially raised through borrowings. As a result, the Company has debt that is greater than its stockholders' equity and a significant portion of the Company's cash flow from operations will be used to service its debt obligations. As of March 30, 1996, after giving effect to the Pro Forma Transactions, the Company would have had total debt of $1,254.2 million and stockholders' equity of $900.0 million, producing a total capitalization of $2,154.2 million, so that total debt as a percentage of total capitalization would have been approximately 58%.

     The Company's leverage may have consequences, including the following: (i) the ability of the Company to obtain additional financing for working capital, capital expenditures and debt service requirements or other purposes may be impaired; (ii) the Company may be more highly leveraged than companies with which it competes, which may place it at a competitive disadvantage; (iii) because certain of the Company's obligations under the Credit Agreement and the New Credit Agreement bear interest at floating rates, an increase in interest rates could adversely affect the Company's ability to service its debt obligations; and (iv) the Company may be more vulnerable in the event of a downturn or disruption in its business or in the economy generally. If the Company is unable to generate sufficient cash flow to service its debt obligations, it will have to adopt one or more alternatives, such as reducing or delaying planned expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms.

     In addition, the Credit Agreement and the New Credit Agreement, together with the Company's 11 1/4% Senior Subordinated Notes due 2000 (the "Senior Subordinated Notes"), its 8 1/4% Subordinated Notes due 2002 (the "Subordinated Notes") and the Notes, contain or will contain various restrictive covenants including, among other things, financial covenants relating to the maintenance of minimum operating profit and net worth levels and interest coverage ratios as well as restrictions on indebtedness, guarantees, acquisitions, capital expenditures, investments, loans, liens, dividends and other restricted payments and asset sales. Such restrictions, together with the leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

NATURE OF AUTOMOTIVE INDUSTRY

     The Company's principal operations are directly related to domestic and foreign automotive vehicle production. Automobile sales and production are cyclical and can be affected by the strength of a country's general economy. In addition, automobile production and sales can be affected by labor relations issues, regulatory requirements, trade agreements and other factors. A decline in automotive sales and production could result in a decline in the Company's results of operations or financial condition.

RELIANCE ON MAJOR CUSTOMERS AND SELECTED CAR MODELS

     Two of the Company's customers, General Motors and Ford, accounted for approximately 34% and 33%, respectively, of the Company's net sales during fiscal 1995. After giving effect to the Masland Acquisition, sales to General Motors and Ford will continue to represent a similar substantial portion of the Company's total sales. Although the Company has purchase orders from many of its customers, such purchase orders generally provide for supplying the customers' annual requirements for a particular model or assembly plant, renewable on a year-to-year basis, rather than for manufacturing a specific quantity of products. In addition, certain of the Company's manufacturing and assembly plants are dedicated to a single customer's automotive assembly plant. The customer's decision to close any such plant would require the Company to obtain alternate supply agreements, relocate existing business to such facility or close such facility. To date, neither model discontinuances nor plant closings have had a material adverse effect on the Company because of the breadth of the Company's product lines and the ability of the Company to relocate its facilities with minimal capital expenditures. There can be no assurances that the Company's loss of business with respect to either a particular automobile model or a particular assembly plant would not have a material adverse effect on the Company's results of operations or financial condition in the future.

     There is substantial and continuing pressure from the major OEMs to reduce costs, including costs associated with outside suppliers such as the Company. Management believes that the Company's ability to develop new products and to control its own costs, many of which are variable, will allow the Company to remain competitive. However, there can be no assurance that the Company will be able to improve or maintain its gross margins.

FOREIGN EXCHANGE RISK

     As a result of recent acquisitions and the Company's business strategy, which includes plans for the global expansion of its operations, a significant portion of the Company's revenues and expenses are denominated in currencies other than U.S. dollars. Changes in exchange rates therefore may have a significant effect on the Company's results of operations and financial condition.

SUBORDINATION

     Payments under the Notes are subordinated to all existing and future Senior Indebtedness of the Company. As of March 30, 1996, and after giving pro forma effect to the Pro Forma Transactions, the aggregate amount of Senior Indebtedness of Lear would have been approximately $885.2 million, comprised of $760.2 million outstanding under the Credit Agreements (of which $56.1 million would have been outstanding under letters of credit) and $125.0 million of Senior Subordinated Notes.

     In addition, certain of the Company's subsidiaries have outstanding indebtedness and may incur indebtedness in the future. Holders of such indebtedness will have a claim against the assets of such subsidiaries that will rank prior to the claims of the holders of the Notes. As of March 30, 1996, and after giving pro forma effect to the Pro Forma Transactions, the Company's subsidiaries would have had outstanding approximately $46.6 million of indebtedness.

     Because of the subordination provisions of the Notes, and after the occurrence of certain events, creditors whose claims are senior to the Notes may recover more, ratably, than the holders of the Notes. Substantially all of the assets of the Company are pledged under the Credit Agreements. Consequently, in the event of a default under the Credit Agreements, such assets could be subject to foreclosure by the lenders under the Credit Agreements. See "Description of Certain Indebtedness -- Credit Agreements."

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

     Lear has no plans to list the Notes on a securities exchange. Lear has been advised by each of the Underwriters that they presently intend to make a market in the Notes; however, none of them is obligated to do so. Any such market-making activity, if initiated, may be discontinued at any time, for any reason, without notice. If any Underwriter ceases to act as a market maker for the Notes for any reason, there can be no assurance that another firm or person will make a market in the Notes. There can be no assurance that an active market for the Notes will develop or, if a market does develop, at what prices the Notes will trade.

       CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words 'anticipate,' 'believe,' 'estimate,' and 'expect' and similar expressions are generally intended to identify forward-looking statements. Prospective investors are cautioned that any forward-looking statements, including statements regarding the intent, belief, or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors including but not limited to (i) general economic conditions in the markets in which the Company operates, (ii) fluctuations in worldwide or regional automobile and light truck production, (iii) labor disputes involving the Company or its significant customers, and (iv) those items identified under "Risk Factors." Should one or more of those risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

                                USE OF PROCEEDS

     All the net proceeds to the Company from the Note Offering will be used to repay a portion of the indebtedness outstanding under the Credit Agreement which was incurred to finance the Masland Acquisition, bearing a rate of interest as of June 1, 1996 of approximately 6.36%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 30, 1996, after giving effect on a pro forma basis to the Masland Acquisition and the incurrence of indebtedness under the New Credit Agreement and the Credit Agreement to finance such acquisition, and as adjusted to reflect the Note Offering and the Common Stock Offering and the application of the net proceeds to the Company therefrom. See "Use of Proceeds" and "Pro Forma Financial Data."

                                                                     AS OF MARCH 30, 1996
                                                            --------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL     PRO FORMA      AS ADJUSTED
                                                            --------    ---------      -----------
                                                                    (DOLLARS IN MILLIONS)
Short-term debt:
  Short-term borrowings..................................   $   17.3    $   17.3        $    17.3
  Current portion of long-term debt......................       12.0        13.0 (1)         13.0
                                                            --------    --------        ---------
     Total short-term debt...............................       29.3        30.3             30.3
                                                            --------    --------        ---------
Long-term debt, less current portion:
  Domestic revolving loans...............................      715.5     1,179.5 (2)        704.1(4)
  Industrial revenue bonds...............................       20.5        22.5 (1)         22.5
  Other..................................................       27.3        27.3             27.3
  11 1/4% Senior Subordinated Notes due 2000.............      125.0       125.0            125.0
  8 1/4% Subordinated Notes due 2002.....................      145.0       145.0            145.0
     % Subordinated Notes due 2006.......................         --          --            200.0(5)
                                                            --------    --------        ---------
     Total long-term debt, less current portion..........    1,033.3     1,499.3          1,223.9
                                                            --------    --------        ---------
Stockholders' equity:
  Common stock, par value $.01 per share; 150,000,000
     shares authorized, 56,589,288 shares issued
     (64,089,288 after adjustment for the Common Stock
     Offering)...........................................         .6          .6               .6
  Additional paid-in capital.............................      562.9       570.5 (3)        850.4(6)
  Notes receivable from sale of Common Stock.............        (.9)        (.9)             (.9)
  Treasury stock, 10,230 shares of Common Stock..........        (.1)        (.1)             (.1)
  Retained earnings......................................       68.0        68.0             68.0
  Cumulative translation adjustment......................      (14.5)      (14.5)           (14.5)
  Minimum pension liability..............................       (3.5)       (3.5)            (3.5)
                                                            --------    --------        ---------
     Total stockholders' equity..........................      612.5       620.1            900.0
                                                            --------    --------        ---------
       Total capitalization..............................   $1,675.1    $2,149.7        $ 2,154.2
                                                            ========    ========        =========
OTHER DATA:
  Debt to total capitalization...........................       63.4%       71.2%            58.2%

- -------------------------
(1) Reflects debt assumed in connection with the Masland Acquisition.

(2) Reflects borrowings under the Credit Agreement of (i) $377.3 million to acquire all of the outstanding common stock of Masland and retire certain stock options of Masland in connection with the Masland Acquisition, (ii) $75.7 million to retire certain debt assumed in connection with the Masland Acquisition, and (iii) $11 million to pay estimated fees and expenses related to the Masland Acquisition and the New Credit Agreement. In connection with the Masland Acquisition, the Company incurred $300 million of indebtedness under the New Credit Agreement, the proceeds of which were used to repay borrowings under the Credit Agreement.

(3) Reflects the issuance of options originally granted under the Masland Corporation 1993 Stock Option Plan which will be converted into options to purchase Common Stock in connection with the Masland Acquisition.

(4) Reflects the application of the net proceeds from the Common Stock Offering of $279.9 million and the Note Offering of $195.5 million.

(5) Reflects the issuance of $200 million aggregate principal amount of the Notes.

(6) Reflects the issuance of 7,500,000 shares of Common Stock in the Common Stock Offering at $38 5/8 per share, net of $9.8 million in estimated fees and expenses.

                            PRO FORMA FINANCIAL DATA

     The following pro forma unaudited consolidated statements of operations of the Company for the three months ended March 30, 1996 and for the year ended December 31, 1995 were prepared to illustrate the estimated effects of (i) the Masland Acquisition (including the refinancing of certain debt of Masland pursuant to the Credit Agreement), (ii) the AI Acquisition (including the refinancing of certain debt of AI pursuant to the Credit Agreement), (iii) the Plastifol Acquisition, (iv) the 1995 Stock Offering, (v) the refinancing of the Company's prior credit facility with borrowings under the Credit Agreement (vi) the completion of the New Credit Agreement and (vii) the Note Offering and the Common Stock Offering and the application of the net proceeds to the Company therefrom to repay indebtedness incurred pursuant to the Credit Agreement to finance the Masland Acquisition (collectively, the "Pro Forma Transactions"), as if the Pro Forma Transactions had occurred on January 1, 1995.

     The following pro forma unaudited consolidated balance sheet (collectively with the pro forma unaudited consolidated statements of operations, the "Pro Forma Statements") was prepared as if the Masland Acquisition, the completion of the New Credit Agreement, and the Note Offering and the Common Stock Offering and the application of the net proceeds therefrom to repay indebtedness incurred pursuant to the Credit Agreement to finance the Masland Acquisition had occurred as of March 30, 1996.

     The Pro Forma Statements do not purport to represent (i) the actual results of operations or financial position of the Company had the Pro Forma Transactions occurred on the dates assumed or (ii) the results to be expected in the future.

     The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable. The Pro Forma Statements and accompanying notes should be read in conjunction with the historical financial statements of the Company, Masland and AI, including the notes thereto, and the other financial information pertaining to the Company, Masland and AI, including the information set forth in "Capitalization" and related notes thereto, included elsewhere or incorporated by reference in this Prospectus.

           PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                       THREE MONTHS ENDED MARCH 30, 1996

                                                                                 OPERATING AND
                                                       LEAR         MASLAND        FINANCING
                                                    HISTORICAL   HISTORICAL(1)    ADJUSTMENTS      PRO FORMA
                                                    ----------   -------------   -------------     ---------
                                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales..........................................  $ 1,405.8      $ 122.5          $(1.0)(2)     $1,527.3
Cost of sales......................................    1,285.2         99.1           (1.0)(2)      1,383.3
                                                     ---------      -------        -------         --------
Gross profit.......................................      120.6         23.4             --            144.0
Selling, general and administrative expenses.......       43.3         10.0             --             53.3
Amortization.......................................        7.3           .6            1.3(3)           9.2
                                                     ---------      -------        -------         --------
Operating income...................................       70.0         12.8           (1.3)            81.5
Interest expense...................................       24.4          1.1            3.8(4)          29.3
Other expense, net.................................        3.1           .7             --              3.8
                                                     ---------      -------        -------         --------
Income before income taxes.........................       42.5         11.0           (5.1)            48.4
Income taxes.......................................       16.7          4.7           (1.3)(5)         20.1
                                                     ---------      -------        -------         --------
Net income.........................................  $    25.8      $   6.3          $(3.8)        $   28.3
                                                     =========      =======        =======         ========
Net income per share...............................  $     .43                                     $    .42
Weighted average shares outstanding (in
  millions)........................................       60.0                         7.7(6)          67.7
EBITDA(7)..........................................  $   103.2                                     $  120.7

           PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995

                                                                                     OPERATING AND
                                         LEAR            AI            MASLAND         FINANCING
                                      HISTORICAL    PRO FORMA(8)    HISTORICAL(1)     ADJUSTMENTS      PRO FORMA
                                      ----------    ------------    -------------    -------------     ---------
                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales............................  $ 4,714.4       $523.7          $ 473.2          $  (3.3)(2)    $5,708.0
Cost of sales........................    4,311.3        428.9            392.8             (3.3)(2)     5,129.7
                                        --------       ------            -----         --------        --------
Gross profit.........................      403.1         94.8             80.4               --           578.3
Selling, general and
  administrative expenses............      139.0         36.5             39.3               --           214.8
Amortization.........................       19.3          9.5              2.3              5.3(3)         36.4
                                        --------       ------            -----         --------        --------
Operating income.....................      244.8         48.8             38.8             (5.3)          327.1
Interest expense.....................       75.5         14.0              3.9             29.1(4)        122.5
Other expense, net...................       12.0           --              3.4               --            15.4
                                        --------       ------            -----         --------        --------
Income before income taxes...........      157.3         34.8             31.5            (34.4)          189.2
Income taxes.........................       63.1         16.8             14.1            (10.2)(5)        83.8
                                        --------       ------            -----         --------        --------
Income before extraordinary items....       94.2         18.0             17.4            (24.2)          105.4
                                        --------       ------            -----         --------        --------
Extraordinary loss on early
  extinguishment of debt.............        2.6           --               --             (2.6)(9)          --
                                        --------       ------            -----         --------        --------
Net income...........................  $    91.6       $ 18.0          $  17.4          $ (21.6)       $  105.4
                                        ========       ======            =====         ========        ========
Net income per share.................  $    1.74                                                       $   1.56
Weighted average shares outstanding
  (in millions)......................       52.6                                           15.0(6)         67.6
EBITDA(7)............................  $   336.8                                                       $  467.2

- -------------------------
 (1) The Masland historical information represents amounts derived from (i) the unaudited results of operations for the three months ended March 29, 1996 and (ii) with respect to the year ended December 31, 1995, the audited results of operations for Masland's fiscal year ended June 30, 1995 and its unaudited results of operations for the six month periods ending December 29, 1995 and December 30, 1994.

 (2) Reflects the elimination of net sales from Masland to the Company.

 (3) The adjustment to amortization represents the following:

                                                              THREE MONTHS ENDED        YEAR ENDED
                                                                MARCH 30, 1996      DECEMBER 31, 1995
                                                              ------------------    ------------------
                                                                       (DOLLARS IN MILLIONS)
     Amortization of goodwill from the Masland
       Acquisition..........................................        $  1.9                $  7.6
     Elimination of the historical goodwill amortization of
       Masland..............................................           (.6)                 (2.3)
                                                                    ------                ------
                                                                    $  1.3                $  5.3
                                                                    ======                ======

 (4) Reflects interest expense changes as follows:

                                                              THREE MONTHS ENDED       YEAR ENDED
                                                                MARCH 30, 1996      DECEMBER 31, 1995
                                                              ------------------    -----------------
                                                                       (DOLLARS IN MILLIONS)
     Reduction of interest due to application of the
       proceeds from the Common Stock Offering..............        $ (4.6)              $ (19.6)
     Reduction of interest due to application of the
       proceeds of the 1995 Stock Offering..................            --                 (14.7)
     Reduction in interest due to application of the
       proceeds from the Note Offering to repay indebtedness
       incurred under the Credit Agreement..................          (3.3)                (14.0)
     Estimated interest on the Notes at 9 3/8%..............           4.7                  18.8
     Estimated interest on borrowings to finance
       the AI Acquisition...................................            --                  39.6
     Elimination of interest on AI debt refinanced..........            --                 (12.6)
     Estimated interest on borrowings to finance the Masland
       Acquisition..........................................           7.6                  32.4
     Elimination of interest on Masland debt refinanced.....          (1.1)                 (3.8)
     Other changes in interest expense, commitment fees and
       amortization of deferred finance fees due to the Note
       Offering, the New Credit Agreement, and the
       refinancing of the prior credit facility with the
       Credit Agreement.....................................            .5                   3.0
                                                                    ------               -------
                                                                    $  3.8               $  29.1
                                                                    ======               =======

 (5) Reflects the income tax effects of the operating and financing adjustments.

 (6) The adjustment to weighted average shares outstanding represents the following:

                                                              THREE MONTHS ENDED       YEAR ENDED
                                                                MARCH 30, 1996      DECEMBER 31, 1995
                                                              ------------------    -----------------
     Effect of the issuance of 7.5 million shares pursuant
       to the Common Stock Offering........................           7.5                   7.5
     Effect of the issuance of 10.0 million shares pursuant
       to the 1995 Stock Offering..........................            --                   7.3
     Conversion of certain Masland stock options into Lear
       stock options in connection with the Masland
       Acquisition.........................................            .2                    .2
                                                                    -----                ------
                                                                      7.7                  15.0
                                                                    =====                ======

 (7) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

 (8) The AI Pro Forma information reflects (i) AI historical unaudited results of operations for the period from January 1, 1995 through August 17, 1995, the date on which AI was acquired by the Company, (ii) the unaudited historical results of operations of Plastifol from January 1, 1995 through the date of the AI Acquisition and (iii) adjustments to reflect interest on borrowings by AI to finance the Plastifol Acquisition, amortization of goodwill and the related income tax effects of such adjustments. The results from operations of AI for the three months ended March 30, 1996 and for the period subsequent to August 17, 1995 are included in the historical results of the Company.

 (9) Reflects the elimination of the extraordinary loss on refinancing of the prior credit facility. Such loss would have been incurred in a prior period had the Pro Forma Transactions taken place as of the beginning of the periods presented.

                 PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 30, 1996

                                                                                              OPERATING
                                                                         ACQUISITION AND         AND
                                                LEAR        MASLAND        VALUATION OF       FINANCING
                                             HISTORICAL    HISTORICAL       MASLAND(1)       ADJUSTMENTS     PRO FORMA
                                             ----------    ----------    ----------------    -----------     ---------
                                                                       (DOLLARS IN MILLIONS)
                        ASSETS
Current Assets:
  Cash and cash equivalents...............    $   21.6       $ 14.0          $ (463.0)         $ 463.0(2)    $   35.6
  Accounts receivable, net................       879.0         63.4                --               --          942.4
  Inventories.............................       178.9         18.8                --               --          197.7
  Other current assets....................       178.4         28.7                --               --          207.1
                                              --------     --------          --------        ---------       --------
                                               1,257.9        124.9            (463.0)           463.0        1,382.8
                                              --------     --------          --------        ---------       --------
Property, plant and equipment, net........       648.4        114.7                --               --          763.1
Goodwill and other intangibles, net.......     1,093.5          6.9             296.1               --        1,396.5
Other.....................................       122.4         30.3                --              5.5(3)       158.2
                                              --------     --------          --------        ---------       --------
                                              $3,122.2       $276.8          $ (166.9)         $ 468.5       $3,700.6
                                              ========     ========          ========        =========       ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term borrowings...................    $   17.3       $  6.9          $   (6.9)         $    --       $   17.3
  Accounts payable and drafts.............       881.7         41.1                --               --          922.8
  Accrued liabilities.....................       395.0         24.6                --               --          419.6
  Current portion of long-term debt.......        12.0          1.0                --               --           13.0
                                              --------     --------          --------        ---------       --------
                                               1,306.0         73.6              (6.9)              --        1,372.7
                                              --------     --------          --------        ---------       --------
Long-Term Liabilities:
  Long-term debt..........................     1,033.3         70.8             (68.8)           188.6(4)     1,223.9
  Deferred national income taxes..........        36.7          7.6                --               --           44.3
  Other...................................       133.7         26.0                --               --          159.7
                                              --------     --------          --------        ---------       --------
                                               1,203.7        104.4             (68.8)           188.6        1,427.9
                                              --------     --------          --------        ---------       --------
Stockholders' Equity......................       612.5         98.8             (91.2)           279.9(5)       900.0
                                              --------     --------          --------        ---------       --------
                                              $3,122.2       $276.8          $ (166.9)         $ 468.5       $3,700.6
                                              ========     ========          ========        =========       ========

- -------------------------
(1) Assumes a purchase price of $473.6 million which consists of (i) $384.9 million to acquire all of the common stock of Masland ($377.3 million to purchase outstanding shares and $7.6 million in connection with the retirement of certain stock options of Masland in connection with the Masland Acquisition), (ii) $78.7 million of debt assumed in connection with the Masland Acquisition and (iii) $10.0 million to pay estimated fees and expenses related to the Masland Acquisition. The Masland Acquisition was accounted for using the purchase method of accounting and the total purchase cost was allocated first to assets and liabilities based on their respective fair values, with the remainder allocated to goodwill. The allocation of the purchase price above is based on historical costs and management's estimates which may differ from the final allocation.

(2) Reflects proceeds of borrowings under the Credit Agreement of $463.0 million.

(3) Reflects the capitalization of fees incurred in establishing the New Credit Agreement of $1.0 million, and fees incurred in connection with the Note Offering of $4.5 million.

(4) Reflects the effects of the Pro Forma Transactions as follows:

    Borrowings under the Credit Agreement to finance the Masland Acquisition.................   $ 463.0
    Issuance of the Notes....................................................................     200.0
    Borrowings under the Credit Agreement to pay fees and expenses incurred in establishing
      the New Credit Agreement and in the Note Offering......................................       5.5
    Application of the net proceeds of the Common Stock Offering.............................    (279.9)
    Application of the proceeds of the Note Offering.........................................    (200.0)
                                                                                                -------
                                                                                                $ 188.6
                                                                                                =======

(5) Reflects the net proceeds of the Common Stock Offering.

                     SELECTED FINANCIAL DATA OF THE COMPANY

     The following income statement and balance sheet data were derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the fiscal years ended December 31, 1995, 1994 and 1993 and June 30, 1993, 1992 and 1991 have been audited by Arthur Andersen LLP. Effective December 31, 1993, the Company changed its fiscal year end from June 30 to December 31. The consolidated financial statements of the Company for the three months ended March 30, 1996 and April 1, 1995 are unaudited; however, in the Company's opinion, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the three months ended March 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. The selected financial data below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

                                LEAR CORPORATION

                                    AS OF OR FOR THE
                                   THREE MONTHS ENDED                           AS OF OR FOR THE YEAR ENDED
                                   -------------------    -----------------------------------------------------------------------
                                   MARCH 30,  APRIL 1,    DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  JUNE 30,  JUNE 30,   JUNE 30,
                                     1996       1995          1995          1994          1993        1993      1992       1991
                                   ---------  --------    ------------  ------------  ------------  --------  --------   --------
                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales......................... $1,405.8   $1,043.5      $4,714.4      $3,147.5      $1,950.3    $1,756.5  $1,422.7   $1,085.3
Gross profit......................    120.6       76.6         403.1         263.6         170.2       152.5     115.6      101.4
Selling, general and
  administrative expenses.........     43.3       25.8         139.0          82.6          62.7        61.9      50.1       41.6
Incentive stock and other
  compensation expense(1).........       --         --            --            --          18.0          --        --        1.3
Amortization......................      7.3        3.1          19.3          11.4           9.9         9.5       8.7       13.8
                                   ---------  ---------    ---------     ---------     ---------    --------- ---------  ---------
Operating income..................     70.0       47.7         244.8         169.6          79.6        81.1      56.8       44.7
Interest expense(2)...............     24.4       14.2          75.5          46.7          45.6        47.8      55.2       61.7
Other expense, net(3).............      3.1        2.1          12.0           8.1           9.2         5.4       5.8        2.2
                                   ---------  ---------    ---------     ---------     ---------    --------- ---------  ---------
Income (loss) before income taxes
  and extraordinary items.........     42.5       31.4         157.3         114.8          24.8        27.9      (4.2)     (19.2)
Income taxes......................     16.7       14.4          63.1          55.0          26.9        17.8      12.9       14.0
                                   ---------  ---------    ---------     ---------     ---------    --------- ---------  ---------
Net income (loss) before
  extraordinary items.............     25.8       17.0          94.2          59.8          (2.1)       10.1     (17.1)     (33.2)
Extraordinary items(4)............       --         --           2.6            --          11.7          --       5.1         --
                                   ---------  ---------    ---------     ---------     ---------    --------- ---------  ---------
Net income (loss)................. $   25.8   $   17.0      $   91.6      $   59.8      $  (13.8)   $   10.1  $  (22.2)  $  (33.2)
                                   =========  =========    =========     =========     =========    ========= =========  =========
Net income (loss) per share before
  extraordinary items............. $    .43   $    .34      $   1.79      $   1.26      $   (.06)   $    .25  $   (.62)  $  (2.01)
Net income (loss) per share....... $    .43   $    .34      $   1.74      $   1.26      $   (.39)   $    .25  $   (.80)  $  (2.01)
Weighted average shares
  outstanding (in millions)(5)....     60.0       49.4          52.6          47.4          35.5        40.0      27.8       16.5
BALANCE SHEET DATA:
Current assets.................... $1,257.9   $  904.3      $1,207.2      $  818.3      $  433.6    $  325.2  $  282.9   $  213.8
Total assets......................  3,122.2    1,797.9       3,061.3       1,715.1       1,114.3       820.2     799.9      729.7
Current liabilities...............  1,306.0      956.8       1,276.0         981.2         505.8       375.0     344.2      287.1
Long-term debt....................  1,033.3      519.9       1,038.0         418.7         498.3       321.1     348.3      386.7
Common stock subject to limited
  redemption rights, net..........       --         --            --            --          12.4         3.9       3.5        1.8
Stockholders' equity..............    612.5      217.1         580.0         213.6          43.2        75.1      49.4        4.4
OTHER DATA:
EBITDA(6)......................... $  103.2   $   66.1      $  336.8      $  225.7      $  122.2    $  121.8  $   91.8   $   81.4
Capital expenditures.............. $   33.7   $   23.6      $  110.7      $  103.1      $   45.9    $   31.6  $   27.9   $   20.9
Number of facilities(7)...........      116         82           107            79            61          48        45         40
North American content per
  vehicle(8)...................... $    274   $    182      $    227      $    169      $    112    $     98  $     94   $     84
European content per vehicle(9)... $    107   $     78      $    102      $     48      $     38    $     37  $     21   $     11
Ratio of EBITDA to interest
  expense(2)(6)...................      4.2x       4.7x          4.5x          4.8x          2.7x        2.6x      1.7x       1.3x
Ratio of earnings to fixed
  charges(10).....................      2.5x       2.9x          2.9x          3.2x          1.5x        1.5x       --         --
Fixed charges in excess of
  earnings(10).................... $     --   $     --      $     --      $     --      $     --    $     --  $    6.5   $   20.7

- -------------------------
 (1) Includes a one-time charge of $18.0 million, of which $14.5 million was non-cash, for the year ended December 31, 1993 for incentive stock and other compensation expense.
 (2) Interest expense includes non-cash charges for amortization of deferred financing fees of $.8 million, $.6 million, $2.7 million, $2.4 million, $2.6 million, $3.0 million, $3.2 million and $4.1 million for the three months ended March 30, 1996 and April 1, 1995, and for the years ended December 31, 1995, 1994 and 1993, and the fiscal years ended June 30, 1993, 1992 and 1991.
 (3) Consists of foreign currency exchange gain or loss, minority interest in net income (loss) of subsidiaries, equity (income) loss of affiliates, state and local taxes and other expense.
 (4) The extraordinary items resulted from the prepayment of debt.
 (5) Weighted average shares outstanding is calculated on a fully-diluted basis.
 (6) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flows from operations as determined by generally accepted accounting principles.
 (7) Includes facilities operated by the Company's less than majority-owned affiliates and facilities under construction.
 (8) "North American content per vehicle" is the Company's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.
 (9) "European content per vehicle" is the Company's net automotive sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.
(10) "Fixed charges" consist of interest on debt, amortization of deferred financing fees and that portion of rental expenses representative of interest (deemed to be one-third of rental expenses). "Earnings" consist of income (loss) before income taxes, fixed charges, undistributed earnings and minority interest.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

RESULTS OF OPERATIONS

     Lear's sales have grown rapidly, both internally and through acquisitions, from approximately $159.8 million in the fiscal year ended June 30, 1983 to approximately $4.7 billion in the year ended December 31, 1995, a compound annual growth rate of approximately 33%. As a result of this growth, the Company has experienced substantial upfront costs for new programs and new facilities. Such expenses consist of administrative expenses and engineering and design expenses for new seating programs, including pre-production expenses and inefficiencies incurred until the customer reaches normal operating levels. The Company expenses such non-recurring pre-production expenses as they are incurred.

     The following chart shows operating results of the Company by principal geographic area.

                          GEOGRAPHIC OPERATING RESULTS

                                         THREE MONTHS ENDED                       YEAR ENDED
                                       -----------------------   --------------------------------------------
                                       MARCH 30,     APRIL 1,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                         1996          1995          1995            1994            1993
                                       ---------     ---------   ------------    ------------    ------------
                                                               (DOLLARS IN MILLIONS)
NET SALES:
United States and Canada............   $  916.6      $   714.4     $3,108.0        $2,378.7        $1,357.0
Europe..............................      382.9          276.5      1,325.4           572.5           403.8
Mexico and other....................      106.3           52.6        281.0           196.3           189.5
                                       ---------     ---------    ---------       ---------       ---------
  Net sales.........................   $1,405.8      $ 1,043.5     $4,714.4        $3,147.5        $1,950.3
                                       =========     =========    =========       =========       =========
OPERATING INCOME (LOSS):
United States and Canada............   $   56.7      $    44.6     $  204.8        $  155.6        $   86.9
Europe..............................        9.4             .1         26.5             4.4            (9.6)
Mexico and other....................        3.9            3.0         13.5             9.6            20.3
Unallocated corporate expense(1)....         --             --           --              --           (18.0)
                                       ---------     ---------    ---------       ---------       ---------
  Operating income..................   $   70.0      $    47.7     $  244.8        $  169.6        $   79.6
                                       =========     =========    =========       =========       =========

- -------------------------
(1) Unallocated corporate expense consists of incentive stock option expense and other one-time compensation expense.

Three Months Ended March 30, 1996 Compared With Three Months Ended April 1, 1995

     Net sales of $1,405.8 million in the quarter ended March 30, 1996 surpassed the first quarter of 1995 by $362.3 million or 34.7%. Sales as compared to prior year benefited primarily from the acquisition of AI in August, 1995 and new business in North America.

     Net sales in the United States and Canada of $916.6 million in the first quarter of 1996 exceeded the comparable period in the prior year by $202.2 million or 28.3%. Sales in the current quarter benefited from the contribution of $175.4 million in sales from the AI Acquisition and new Ford passenger car and Chrysler and Ford truck programs introduced within the past twelve months. Partially offsetting the increase in sales was a downturn in production build schedules on mature seat programs by domestic automotive manufacturers and the impact of a General Motors work stoppage in March, 1996.

     Net sales in Europe of $382.9 million increased in the first quarter of 1996 as compared to the first quarter of 1995 by $106.4 million or 38.5%. Sales in the quarter ended March 30, 1996 benefited from $42.7 million in sales from the AI Acquisition, additional volume on carryover programs in Italy and favorable exchange rate fluctuations in Sweden, Germany and Italy.

     Net sales of $106.3 million in the first quarter of 1996 in the Company's remaining geographic regions, consisting of Mexico, the Pacific Rim, South Africa and South America, surpassed the first quarter of the prior year by $53.7 million or 102.1%. Sales in the current quarter benefited from increased Chrysler truck and General Motors passenger car activity in Mexico and from new business operations in Australia, South America and South Africa.

     Gross profit (net sales less cost of sales) and gross margin (gross profit as a percentage of net sales) were $120.6 million and 8.6% for the first quarter of 1996 as compared to $76.6 million and 7.3% in 1995. Gross profit in the current quarter benefited from the acquisition of AI, the overall growth in sport utility and light truck seat programs in North America and increased sales activity on seat programs in Europe and Mexico.

     Selling, general and administrative expenses, including research and development, as a percentage of net sales increased to 3.1% for the quarter ended March 30, 1996 as compared to 2.5% a year earlier. Actual expenditures and the percentage increased in comparison to prior year due to the inclusion of AI's operating expenses and increased U.S. and European engineering and administrative expenses in support of expansion of existing and potential business opportunities.

     Operating income and operating margin (operating income as a percentage of net sales) were $70.0 million and 5.0% for the first quarter of 1996 as compared to $47.7 million and 4.6% for the first quarter of 1995. For the quarter ended March 30, 1996, operating income benefited from the acquisition of AI, increased market demand on new and ongoing sport utility and light truck seat programs in North America and improved performance at the Company's European and Mexican operations. Partially offsetting the increase in operating income were engineering and administrative support expenses, preproduction and facility costs for new seat programs to be introduced globally within the next twelve months and the adverse impact of the General Motors work stoppage. Non-cash depreciation and amortization charges were $33.2 million and $18.4 million for the first quarter of 1996 and 1995, respectively.

     Interest expense for the first quarter of 1996 increased by $10.2 million from the comparable period in the prior year largely as a result of interest incurred on additional debt utilized to finance the AI Acquisition.

     Other expenses for the three months ended March 30, 1996, which include state and local taxes, foreign exchange, equity income of non-consolidated affiliates and other non-operating expenses, increased in comparison to prior year due to increased state and local taxes associated with the AI Acquisition.

     Net income for the first quarter of 1996 was $25.8 million, or $.43 per share, as compared to $17.0 million, or $.34 per share, in the prior year first quarter. The provision for income taxes in the current quarter was $16.7 million, or an effective tax rate of 39.3%, as compared to $14.4 million, or an effective tax rate of 45.9% in the previous year. The decline in the effective tax rate is primarily due to changes in operating performance and related income levels among the various tax jurisdictions. Earnings per share increased in 1996 by 26.5% despite the impact of the General Motors work stoppage, estimated to be approximately $.10 per share and an increase in the number of shares outstanding of approximately 10.6 million shares.

Year Ended December 31, 1995 Compared With Year Ended December 31, 1994

     Net sales of $4,714.4 million in the year ended December 31, 1995 represented the Company's fourteenth consecutive year of record sales and increased by $1,566.9 million or 49.8% over net sales for the year ended December 31, 1994. Net sales in the current year benefited from the acquisitions of Automotive Industries on August 17, 1995 and the Fiat Seat Business on December 15, 1994 which together accounted for $795.3 million of the increase. Further contributing to the growth in sales were incremental volumes on new seating programs in North America and increased production in Europe.

     Gross profit and gross margin were $403.1 million and 8.6% in 1995 as compared to $263.6 million and 8.4% in 1994. Gross profit in the current year benefited from the overall increase in North American and European sales activity, the acquisitions of AI and FSB, and production of certain new seat programs in the United States and Mexico. Partially offsetting the increase in gross profit were new program start-up expenses of $32.1 million versus $23.1 million in the prior year, and costs associated with new business opportunities in the Pacific Rim, South America and South Africa.

     Selling, general and administrative expenses, including research and development, as a percentage of net sales increased to 2.9% in 1995 as compared to 2.6% in the previous year. Actual expenditures in 1995 increased in comparison to prior year primarily due to the inclusion of AI and FSB engineering and administrative expenses in 1995. In addition, research and development costs increased at the United States and European customer focused technical centers in support of existing and potential business opportunities.

     Operating income and operating margin were $244.8 million and 5.2% in the year ended December 31, 1995 as compared to $169.6 million and 5.4% in the year ended December 31, 1994. The increase in operating income was primarily due to increased volumes on new and existing light truck seating programs, improved performance at the Company's European operations and the incremental operating income derived from acquisitions. Partially offsetting the increase in operating income and contributing to the decline in operating margins were design and development costs associated with the expansion of business and program start-up expenses for new seat programs to be introduced worldwide within the next twelve months. Also contributing to the decline in operating margin were the increased sales in Europe caused by the FSB which had lower margins. Non-cash depreciation and amortization charges were $92.0 million and $56.1 million for the years ended December 31, 1995 and 1994, respectively.

     Interest expense in the year ended December 31, 1995 increased in comparison to prior year as a result of interest incurred on additional debt utilized to finance the AI and FSB acquisitions as well as higher interest rates in 1995 under the Company's senior credit facility.

     Other expenses in 1995 increased in comparison to prior year as foreign exchange losses incurred at the Company's North American and European operations, along with increased state and local taxes associated with the AI Acquisition, more than offset income derived from joint ventures accounted for under the equity method.

     Net income for the year ended December 31, 1995 was $91.6 million, or $1.74 per share, as compared to $59.8 million, or $1.26 per share in the year ended December 31, 1994. The provision for income taxes in fiscal 1995 was $63.1 million, or an effective tax rate of 40.1%, versus $55.0 million and 47.9% for the previous year. The decrease in rate is largely the result of changes in operating performance and related income levels among the various tax jurisdictions. Earnings per share increased in 1995 by 38.1% despite an increase in the number of shares outstanding and an extraordinary loss of $2.6 million ($.05 per share) for the early retirement of debt.

  United States and Canadian Operations

     Net sales in the United States and Canada were $3,108.0 million and $2,378.7 million in the years ended December 31, 1995 and 1994, respectively. Sales in 1995 benefited from new Ford and General Motors passenger car programs, the contribution of $248.1 million in sales from the AI Acquisition and incremental volume on light truck seating for previously existing programs.

     Operating income and operating margin were $204.8 million and 6.6% in 1995 as compared to $155.6 million and 6.5% in 1994. Operating income in 1995 increased primarily due to increased volumes at certain of the Company's car and light-truck seating facilities, the benefits derived from the AI Acquisition and increased productivity and cost reduction programs at existing seat and seat component facilities. Partially offsetting this increase in operating margin were engineering and administrative support expenses along with preproduction costs at new business operations.

  European Operations

     Net sales in Europe were $1,325.4 million in the year ended December 31, 1995 and $572.5 million in the year ended December 31, 1994. Sales in the current year benefited from $547.2 million in sales from the FSB and AI acquisitions, incremental volume on existing programs in Sweden and England and favorable exchange rate fluctuations in Germany and Sweden.

     Operating income and operating margin were $26.5 million and 2.0% in 1995 as compared to $4.4 million and 0.8% in 1994. Operating income in 1995 benefited from incremental volume on mature Scandinavian and

German seat programs and the benefits derived from the FSB and AI Acquisitions. Partially offsetting the increase in operating income were engineering, preproduction and facility costs associated with the start-up of a new seat program in Germany.

  Mexico and other Operations

     Net sales of $281.0 million in 1995 in the Company's remaining geographic regions, consisting of Mexico, the Pacific Rim, South Africa and South America, increased by $84.7 million or 43.1% as compared to $196.3 million in the comparable period in the prior year. Sales in the year ended December 31, 1995 benefited from the overall growth in Mexican sales activity, including the production of new General Motors and Ford passenger car and truck seat programs. Further contributing to the increase in sales was the addition of new business operations in Australia, South Africa, Brazil and Argentina.

     Operating income and operating margin were $13.5 million and 4.8% in the year ended December 31, 1995 and $9.6 million and 4.9% in the previous year. The increase in operating income was largely the result of the benefits derived from increased market demand for new and ongoing seat programs in Mexico. Partially offsetting the increase in operating income were engineering and preproduction costs for recently opened manufacturing facilities in the Pacific Rim, South Africa and South America.

Year Ended December 31, 1994 Compared With Year Ended December 31, 1993

     Net sales of $3,147.5 million in the year ended December 31, 1994 represented the thirteenth consecutive year of record sales and surpassed sales of $1,950.3 million in the year ended December 31, 1993 by $1,197.2 million or 61.4%. Sales in 1994 benefited from internal growth from new programs and increased seat content per vehicle, higher automotive production in the United States and Europe and the NAB Acquisition, which accounted for $421.0 million of the increase.

     Gross profit and gross margin were $263.6 million and 8.4%, respectively, in the year ended December 31, 1994 as compared to $170.2 million and 8.7%, respectively, in the year ended December 31, 1993. Gross profit in 1994 surpassed gross profit in 1993 due to the benefit of higher sales volume, including the effect of the NAB Acquisition and the Company's cost reduction programs. Partially offsetting the increase in gross profit were $23.1 million of expense for engineering and pre-production costs for new facilities in the United States, Canada and Europe, lower margin contribution in Mexico and the $3.9 million increase in post-retirement health care expenses (SFAS 106).

     Selling, general and administrative expenses as a percentage of net sales declined to 2.6% for the year ended December 31, 1994 as compared to 3.2% in the prior year. The increase in actual expenditures was largely the result of administrative support expenses and research and development costs associated with the expansion of domestic and foreign business and expenses related to new business opportunities.

     Operating income and operating margin were $169.6 million and 5.4%, respectively, in the year ended December 31, 1994 and $79.6 million and 4.1%, respectively, in the year ended December 31, 1993. The 113.1% increase in operating income was attributable to the benefits of higher sales volume, including the effect of the NAB Acquisition, non-recurring incentive stock and other compensation expense of $18.0 million in 1993 and the Company's cost reduction programs. Partially offsetting the increase in operating income were new facility and engineering costs for future seat programs, reduced margins in Mexico and the effect of the adoption of SFAS 106. Non-cash depreciation and amortization charges were $56.1 million and $42.6 million, respectively, for the years ended December 31, 1994 and 1993.

     Other expense for the year ended December 31, 1994, including state and local taxes, foreign exchange gains and losses, minority interests and equity in income of affiliates, decreased in comparison to the prior year as the non-recurring write-off of equipment associated with a discontinued program in Germany and non-seating related assets in the United States, along with a foreign exchange gain, offset state and local tax expense associated with the NAB Acquisition. Interest expense in 1994 increased in relation to 1993 as additional debt incurred to finance the NAB Acquisition and higher short-term interest expense in Europe offset the benefits derived from the refinancing of subordinated debt at a lower interest rate and the Company's initial public offering of Common Stock in April 1994.

     Net income for the year ended December 31, 1994 was $59.8 million, or $1.26 per share, as compared to a net loss of $13.8 million, or $.39 per share, realized in the year ended December 31, 1993. The net income of $59.8 million in 1994 reflects a $55.0 million provision for national income taxes of which $26.0 million relates to foreign operations. Further contributing to the improvement in 1994 net income was the extraordinary expense in 1993 of $11.7 million for the early extinguishment of debt.

  United States and Canadian Operations

     Net sales in the United States and Canada increased by 75.3% from $1,357.0 million in the year ended December 31, 1993 to $2,378.7 million for the year ended December 31, 1994. Sales for the year ended December 31, 1994 benefited from the full year contribution of the NAB Acquisition, vehicle production increases on mature seating programs, incremental volume on new Chrysler truck, Ford truck and Ford passenger car programs and sales generated by a lead vendor program under which the Company assumed management of components for a seat program with Ford.

     Operating income and operating margin were $155.6 million and 6.5%, respectively, in the year ended December 31, 1994 and $86.9 million and 6.4%, respectively, in the year ended December 31, 1993. Operating income and operating margin in 1994 as compared to the prior year benefited from the NAB Acquisition, the overall increase in vehicle production and cost reduction programs which offset new program costs for new facilities, administrative expenses associated with the expansion of business and increased research and development expenses.

  European Operations

     Net sales in Europe increased by 41.8% to $572.5 million for the year ended December 31, 1994 compared to $403.8 million for the year ended December 31, 1993. The sales increase was due primarily to the addition of new seat programs in Germany and England and vehicle production increases on established programs in Germany, Sweden and Austria.

     Operating income in Europe was $4.4 million in the fiscal year ended December 31, 1994 compared to an operating loss of $9.6 million sustained in the year ended December 31, 1993. Operating income in 1994 as compared to the prior year benefited from the higher sales levels and cost reduction programs at existing seat and seat component facilities. Partially offsetting the increase in operating income were incremental costs associated with the start-up of a new seat facility in England and the introduction of a replacement component program within an established facility in Germany.

  Mexican Operations

     Net sales in Mexico were $196.3 million in the year ended December 31, 1994 and $189.5 million in the year ended December 31, 1993. Sales for the year ended December 31, 1994 surpassed the prior year due to new Chrysler truck and Ford passenger car seat programs and incremental volume on mature Ford programs. Partially offsetting the increase in net sales was the product phase out of a mature truck program and participation in customer cost reduction programs.

     Operating income and operating margin in Mexico were $10.2 million and 5.2%, respectively, in the year ended December 31, 1994 and $20.3 million and 10.7%, respectively, in the prior year. Operating income and operating margin in 1994 declined in relation to the prior year as a result of the Company's participation in customer cost reduction programs and costs associated with the introduction of replacement products at new and established facilities.

LIQUIDITY AND CAPITAL RESOURCES

     On August 17, 1995, the Company entered into a secured revolving credit agreement with a syndicate of financial institutions (the "Credit Agreement") providing for borrowings in the principal amount of up to $1.5 billion. Borrowings under the Credit Agreement have been used to finance a portion of the AI and Masland Acquisitions, to refinance certain existing indebtedness of AI and Masland at the time of their acquisition by Lear, to refinance the Company's prior $500 million credit facility and for general corporate purposes. As of March 30, 1996, after giving pro forma effect to the Masland Acquisition, the incurrence of indebtedness under the New Credit Agreement in connection with the Masland Acquisition (described below) and the Note Offering and the Common Stock Offering and the application of the net proceeds therefrom, the Company would have had $760.2 million outstanding under the Credit Agreement ($56.1 million of which was outstanding under letters of credit), with $1,014.8 million unused and available. In addition the Company would have had $40.8 million of long term debt outstanding with various governmental authorities, banks and other financial institutions as well as $470.0 million of subordinated debt.

     On June   1996, the Company entered into a second revolving credit
agreement with a syndicate of financial institutions (the "New Credit Agreement" and, together with the Credit Agreement, the "Credit Agreements"). The New Credit Agreement contains substantially identical terms as the Credit Agreement and permits borrowings of up to $300 million. In connection with the Masland Acquisition, the Company borrowed the full amount permitted under the New Credit Agreement and used the proceeds to repay outstanding indebtedness under the Credit Agreement.

     Borrowings under the Credit Agreements bear interest at the election of the Company, at a floating rate of interest equal to (i) the higher of Chemical Bank's prime lending rate and the federal funds rate plus .5% or (ii) the Eurodollar Rate (as defined in the Credit Agreements) plus a borrowing margin of
 .5% to 1.0%. The applicable borrowing margin is determined based on the level of a specified financial ratio of the Company. Under the Credit Agreement, Lear is permitted to convert variable rate interest obligations on up to an aggregate of $500 million in principal amount of indebtedness into fixed rate interest obligations.

     Amounts available under the Credit Agreements will be reduced by an aggregate amount of $750 million prior to maturity on September 30, 2001. The Company's scheduled principal payments on long-term debt, including debt assumed in connection with the Masland Acquisition, are approximately $9.0 million, $11.5 million, $7.6 million, $5.5 million and $128.2 million for the remainder of 1996 and for the full years 1997, 1998, 1999 and 2000, respectively.

     As of March 30, 1996, the Company had net cash and cash equivalents of $21.6 million. The Company's actual cash availability on the date hereof will be less than at March 30 because of greater working capital needs during the current quarter. Nevertheless, the Company believes that cash flows from operations and funds available under existing credit facilities (principally the Credit Agreement) will be sufficient to meet its future debt service obligations, projected capital expenditures and working capital requirements, as well as to provide the flexibility to fund future acquisitions.

     Concurrently with the Note Offering, the Company is undertaking the Common Stock Offering, which is not conditioned upon the consummation of the Note Offering. The Note Offering is, however, conditioned upon the consummation of the Common Stock Offering. The Notes will be subordinated in right of payment to all existing and future senior indebtedness of the Company, including the indebtedness evidenced by the Credit Agreement, the New Credit Agreement and the Senior Subordinated Notes. The Notes will rank pari passu in right of payment with the Subordinated Notes. The net proceeds to the Company from the Common Stock Offering will be used to repay indebtedness outstanding under the Credit Agreement.

     The Credit Agreement and the New Credit Agreement, together with the Senior Subordinated Notes, the Subordinated Notes and the Notes, impose or will impose various restrictions and covenants on the Company, including, among other things, financial covenants relating to the maintenance of minimum operating profit and net worth levels and interest coverage ratios as well as restrictions on indebtedness, guarantees, acquisitions, capital expenditures, investments, loans, liens, dividends and other restricted payments and asset sales. Such restrictions, together with the leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

CAPITAL EXPENDITURES

     During the year ended December 31, 1995, the Company's capital expenditures aggregated approximately $110.7 million. For the years ended December 31, 1994 and 1993, capital expenditures of the Company were $103.1 million and $45.9 million, respectively. For 1996, the Company anticipates capital expenditures of approximately $175.0 million, reflecting a full year of AI operations and approximately $10.0 million relating to the Masland Division.

ENVIRONMENTAL MATTERS

     The Company is subject to local, state, federal and foreign laws, regulations and ordinances (i) which govern activities or operations that may have adverse environmental effects and (ii) that impose liability for the costs of cleaning up certain damages resulting from sites of past spills, disposal or other releases of hazardous substances. The Company currently is engaged in the cleanup of hazardous substances at certain sites owned, leased or operated by the Company, including soil and groundwater cleanup at its facilities in Mendon, Michigan and Troy, Michigan. Management believes that the Company will not incur compliance costs or cleanup cost at its facilities with known contamination that would have a material adverse effect on the Company's consolidated financial position or future results of operations.

     The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), for the cleanup of contamination from hazardous substances at four Superfund sites where liability has not been completely determined. The Company has also been identified as a PRP at four additional sites. Management believes that the Company is, or may be, responsible for less than one percent, if any, of the total costs at the four Superfund sites. Expected liability, if any, at the four additional sites is not material.

INFLATION AND ACCOUNTING POLICIES

     Lear's contracts with its major customers generally provide for an annual productivity price reduction and provide for the recovery of increases in material and labor costs in some contracts. Cost reduction through design changes, increased productivity and similar programs with the Company's suppliers generally have offset changes in selling prices. The Company's cost structure is comprised of a high percentage of variable costs. The Company believes that this structure provides it with additional flexibility during economic cycles.

     During 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which must be adopted by the Company in 1996 and requires that stock compensation, including compensation in the form of stock options, be calculated using a measure of fair value, compared with intrinsic value required under current accounting principles. The new method may be either reflected in the financial statements or disclosed in the notes to the statements. The Company expects to adopt the statement by disclosing the effects of the fair value method in the notes to its 1996 financial statements.

                 SELECTED FINANCIAL DATA OF MASLAND CORPORATION

     The following summary consolidated financial data were derived from the consolidated financial statements of Masland. The consolidated financial statements of Masland for each of fiscal years 1995, 1994 and 1993 have been audited by Price Waterhouse LLP. The consolidated financial statements of Masland for the nine months ended March 29, 1996 and March 31, 1995 are unaudited; however, in the opinion of Masland's management, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the nine months ended March 29, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. The selected financial data below should be read in conjunction with the consolidated financial statements of Masland and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Results of Operations of Masland Corporation."

                              MASLAND CORPORATION

                                                 AS OF OR FOR THE NINE         AS OF OR FOR THE FISCAL
                                                      MONTHS ENDED                    YEAR ENDED
                                                 ----------------------      ----------------------------
                                                 MARCH 29,    MARCH 31,      JUNE 30,   JULY 1,   JULY 2,
                                                   1996         1995           1995      1994      1993
                                                 ---------    ---------      --------   -------   -------
                                                  (DOLLARS IN MILLIONS, EXCEPT CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales......................................   $ 343.4      $ 373.8        $496.6    $ 429.9   $ 353.5
Gross profit...................................      57.6         68.4          91.2       86.4      62.0
Selling, general and administrative expenses...      29.4         32.6          42.1       39.5      32.7
Amortization...................................       1.7          1.6           2.1        1.9       3.5
                                                  -------      -------       -------    -------   -------
Operating income...............................      26.5         34.2          47.0       45.0      25.8
Interest expense, net..........................       3.0          3.4           4.2        3.7       4.3
Other (income) expense, net(1).................       2.3          3.4           4.2        4.4       (.3)
                                                  -------      -------       -------    -------   -------
Income before income taxes.....................      21.2         27.4          38.6       36.9      21.8
Income taxes...................................       9.4         12.4          17.3       15.9       8.7
                                                  -------      -------       -------    -------   -------
Net income.....................................      11.8         15.0          21.3       21.0      13.1
Preferred dividend.............................        --           --            --         .5       1.4
                                                  -------      -------       -------    -------   -------
Net income applicable to common stock..........   $  11.8      $  15.0        $ 21.3    $  20.5   $  11.7
                                                  =======      =======       =======    =======   =======
BALANCE SHEET DATA:
Current assets.................................   $ 124.9      $ 111.6        $110.2    $ 101.9   $  99.0
Total assets...................................     276.8        226.0         228.0      203.8     197.3
Current liabilities............................      73.6         75.2          71.7       79.6      70.1
Long-term debt.................................      70.8         40.2          37.0       31.4      50.1
Stockholders' equity...........................      98.8         82.5          88.2       68.5      60.1
OTHER DATA:
EBITDA(2)......................................   $  40.2      $  46.5        $ 62.2    $  57.6   $  37.1
Capital expenditures...........................      20.6         14.7          22.0       17.8      18.0
North American content per vehicle(3)..........        34           31            33         30        26

- -------------------------
(1) Other (income) expense includes minority interest in consolidated subsidiaries.

(2) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(3) "North American content per vehicle" is the Company's net automotive sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS OF MASLAND CORPORATION

Nine Months Ended March 29, 1996 Compared with Nine Months Ended March 31, 1995

     Net sales decreased $30.4 million or 8.1% from $373.8 million for the nine months ended March 31, 1995 to $343.4 million for the nine months ended March 29, 1996. The net sales decrease was due to lower North American light vehicle production and a slower than anticipated ramp up in production of the redesigned Ford Taurus/Mercury Sable. Also, the fiscal 1995 period included approximately $6.5 million in sales from the non-automotive business of H.L. Blachford, Inc. ("Blachford") which was divested in March 1995.

     Cost of sales as a percentage of net sales increased from 81.7% for the nine months ended March 31, 1995 to 83.2% for the nine months ended March 29, 1996. This cost increase was primarily due to the effect of decreased sales on fixed costs combined with additional costs for several new product and program launches, including the redesigned Ford F-Series pickup and the redesigned Ford Taurus/Mercury Sable.

     Selling, general and administrative expenses decreased $1.3 million or 6.5% from $19.4 million for the nine months ended March 31, 1995 to $18.1 million for the nine months ended March 29, 1996. The decrease was primarily due to lower incentive compensation expense and cost savings associated with the Blachford acquisition, which was completed in September 1994. This decrease was partially offset by reorganization expenses related to streamlining, decentralization and customer focus efforts.

     Research, development and engineering declined from 3.5% of net sales for the nine months ended March 31, 1995 to 3.3% of net sales for the nine months ended March 29, 1996. Interest expense decreased from $3.4 million for the nine months ended March 31, 1995 to $3.0 million for the nine months ended March 29, 1996, primarily due to a decline in interest rates. Other expense decreased $1.1 million for the nine months ended March 29, 1996 compared to the nine months ended March 31, 1995. The improvement in other expense is primarily due to the nine months ended March 31, 1995 containing the foreign exchange loss resulting from the 50% devaluation of the Mexican peso between December 20, 1994 and March 31, 1995. The effective income tax rates for the nine months ended March 31, 1995 and March 29, 1996 were 41.8% and 39.9%, respectively. The decrease in the effective tax rate was due to a decrease in the state income tax rate in Masland's primary state tax jurisdiction and due to changes in the distribution of income among Masland's various foreign and domestic tax jurisdictions.

     Net cash flow provided by operating activities for the first nine months of fiscal 1996 was $15.7 million. This was the result of net income of $11.8 million and non-cash charges of $11.2 million, primarily depreciation, offset by an increase in non-cash working capital of $7.3 million. Significant non-operating uses of cash were investments of $23 million in Sommer Masland (U.K.) Ltd. and Precision Fabrics Group, Inc. ("PFG"), capital expenditures of $20.6 million and dividends on common stock of $0.05 per share, totaling $2.0 million.

     On July 31, 1995, Masland formed a joint venture, Sommer Masland (U.K.) Ltd. by purchasing 50% of Sommer Allibert S.A.'s existing manufacturing facility in Washington, England for approximately $8 million. This facility, which supplies Nissan, Peugeot and Saab, has annual sales of approximately $20 million. Masland and Sommer plan to conduct their acoustic and soft-surface trim business in the United Kingdom exclusively through the joint venture.

     On September 27, 1995, Masland invested $15 million in PFG in exchange for a 29% equity interest. In connection with the investment, Masland received an option to acquire the remainder of PFG for 4.1 million shares of Masland. PFG recently introduced the Precision Technology Airbag which it plans to market to the automotive industry. PFG is presently a technology leader in the development and manufacture of highly engineered lightweight fabrics for the aerospace, medical and computer industries.

Fiscal Year Ended June 30, 1995 Compared with Fiscal Year Ended July 1, 1994

     Net sales increased $66.7 million, or 15.5%, from $429.9 million in fiscal 1994 to $496.6 million in fiscal 1995. About $33 million of the increase was associated with the acquisition of Blachford. The remaining increase was primarily due to participation on several new vehicles during fiscal 1995, including the Ford Contour/Mystique, the Lincoln Continental/Town Car and the Toyota Avalon and an overall increase in industry automotive vehicle builds during fiscal 1995. The increase in industry vehicle builds was concentrated in the first half of fiscal 1995.

     Cost of sales as a percentage of net sales increased from 79.9% in fiscal 1994 to 81.6% in fiscal 1995. This increase in cost of sales as a percentage of net sales was primarily due to lower margins on the acquired business of Blachford, costs incurred on several new product launches and product mix. These increases were partially offset by the effect of the increased sales volume on fixed costs and the impact of various productivity initiatives.

     Selling, general and administrative expenses decreased from 5.9% of net sales in fiscal 1994 to 5.0% of net sales in fiscal 1995. This improvement was primarily due to the effect of the increased sales volume on fixed costs, decreased incentive compensation in fiscal 1995, and a nonrecurring charge of $0.9 million in fiscal 1994 associated with the vesting of certain stock options at the date of Masland's initial public offering.

     Research, development and engineering expenses increased 21.1% from $14.2 million in fiscal 1994 to $17.2 million in fiscal 1995, primarily due to increased levels of activity regarding new process and product development at Masland's Technical Center in Plymouth, Michigan and due to incremental costs associated with the acquisition of Blachford. Interest expense increased from $3.7 million in fiscal 1994 to $4.2 million in fiscal 1995 due to incremental debt arising from the Blachford acquisition and an increase in average interest rates. Other income and expense consists of foreign currency exchange losses in fiscal 1994 and fiscal 1995. The loss of $1.0 million incurred in fiscal 1995 relates primarily to the 45% devaluation of the Mexican peso subsequent to December 20, 1994. The effective income tax rates for fiscal 1994 and fiscal 1995 were 39.0% and 41.3%, respectively. The increase in the effective income tax rate was due to decreased tax benefits recognized in fiscal 1995 compared to fiscal 1994 associated with tax net operating loss carryforwards and other tax credits and due to changes in the distribution of income among Masland's various foreign and domestic tax jurisdictions.

Fiscal Year Ended July 1, 1994 Compared to the Fiscal Year Ended July 2, 1993

     Net sales increased 21.6% from $353.5 million in fiscal 1993 to $429.9 million in fiscal 1994. On May 8, 1993, Masland began to consolidate the results of Amtex, Inc., a 50% owned joint venture ("Amtex"), as a result of entering into a revised Joint Venture Agreement with its joint venture partner. Prior to this date, the results of Amtex were accounted for under the equity method. Had the results of Amtex been consolidated for all of fiscal 1993, sales for that year would have been $369.4 million and the increase in Masland's sales for fiscal 1994 would have been $60.5 million or 16.4%. This increase was due to overall increases in North American automotive industry vehicle builds during fiscal 1994 compared to fiscal 1993, and participation on several new vehicles during fiscal 1994, including the Chrysler Neon and the Ford Mustang.

     Cost of sales as a percentage of net sales improved from 82.5% in fiscal 1993 to 79.9% in fiscal 1994. This improvement was a result of Masland's continuing efforts to improve productivity and reduce costs and the effect of increased sales on fixed costs in fiscal 1994.

     Selling, general and administrative expenses increased by $2.2 million, but decreased from 6.5% of net sales in fiscal 1993 to 5.9% of net sales in fiscal 1994. The increased costs in fiscal 1994 were primarily due to a charge to expense of $0.9 million resulting from the immediate vesting of certain stock options concurrent with Masland's initial public offering, the consolidation of Amtex and to increased incentive compensation resulting from improved profitability.

     Research, development and engineering expenses increased 47.9% from $9.6 million in fiscal 1993 to $14.2 million in fiscal 1994, primarily due to Masland's Technical Center in Plymouth, Michigan becoming fully operational during fiscal 1994 and an increase in engineering personnel and related expenses. Interest expense decreased from $4.3 million in fiscal 1993 to $3.7 million in fiscal 1994 due to a decrease in average interest rates and lower average borrowings, partially offset by additional interest expense resulting from the consolidation of Amtex. Earnings of Amtex prior to May 8, 1993 were recorded under the equity method of accounting and were included in other (income) expense, primarily accounting for the change in this balance from income of $0.5 million for fiscal 1993 to expense of $0.4 million in fiscal 1994. The effective income tax rates for fiscal 1993 and fiscal 1994 were 39.4% and 39.0%, respectively.

                            BUSINESS OF THE COMPANY

GENERAL

     Lear is the largest independent supplier of automotive interior systems in the estimated $40 billion global automotive interior systems market and the tenth largest independent automotive supplier in the world. The Company's principal products include: finished automobile and light truck seat systems; interior trim products, such as door panels and headliners; and component products, such as seat frames, seat covers and various blow molded plastic parts. The Company's extensive product offerings were recently expanded through the acquisition of Masland, a leading Tier I designer and manufacturer of automotive floor and acoustic systems and interior and luggage trim components. This acquisition, together with the August 1995 acquisition of Automotive Industries, has made Lear the world's largest independent automotive supplier with the ability to design, engineer, test and deliver products for a total vehicle interior. The Company's present customers include 24 original equipment manufacturers ("OEMs"), the most significant of which are Ford, General Motors, Fiat, Chrysler, Volvo, Saab, Volkswagen and BMW. As of June 1, 1996, after giving pro forma effect to the Masland Acquisition, the Company would have employed approximately 40,000 people in 19 countries and operated 131 manufacturing, research and development, product engineering and administration facilities.

     The Company has experienced substantial growth in market presence and profitability over the last five years both as a result of internal growth as well as acquisitions. The Company's sales have grown from approximately $1.1 billion for the year ended June 30, 1991 to approximately $4.7 billion for the year ended December 31, 1995, a compound annual growth rate of 38%. After giving pro forma effect to the AI and Masland acquisitions, the Company's sales would have been approximately $5.7 billion for the year ended December 31, 1995. The Company's operating income has grown from $44.7 million for the year ended June 30, 1991 to $244.8 million for the year ended December 31, 1995, a compound annual growth rate of 46%.

     The increase in the Company's sales and the improvement in its operating performance are attributable primarily to the Company's strategy of capitalizing on two significant trends in the automotive industry: (i) the outsourcing of automotive components and systems by OEMs; and (ii) the consolidation and globalization of the OEMs' supply base. Outsourcing of interior components and systems has increased in response to competitive pressures on OEMs to improve quality and reduce capital needs, costs of labor, overhead and inventory. Consolidation among automotive industry suppliers has occurred as OEMs have more frequently awarded long-term sole source contracts to the most capable global suppliers. Increasingly, the criteria for selection include not only cost, quality and responsiveness, but also certain full-service capabilities, including design, engineering and project management support. OEMs now have rigorous programs for evaluating and rating suppliers, which encompass quality, cost control, reliability of delivery, new technology implementation and overall management. Under these programs, each facility operated by a supplier is evaluated independently. The suppliers who obtain superior ratings from an OEM are considered for new business; those who do not may continue their existing contracts, but are unlikely to be considered for additional business. As a result, the OEMs' new supplier policies will continue to reduce the number of component and system suppliers. The Company believes that OEMs in North America and Europe will continue to pursue outsourcing and supplier consolidation as a means of cost reduction.

     The Company has positioned itself as the leading global Tier I supplier of interior systems and components to OEMs. Tier I status typically means that the supplier is awarded a program for a particular vehicle in the early stages of a vehicle's design. The Tier I supplier becomes responsible for total product management, including design, development, component sourcing, quality assurance procedures, manufacture and delivery to the OEM's assembly plant. The OEMs benefit from lower costs, improved quality, timely delivery and the administrative convenience of being able to outsource complete systems to a single supplier or a small group of suppliers.

     In 1995, Lear was the leading independent supplier to the total $40 billion global automotive interior market, with a 12% share after giving pro forma effect to the AI and Masland acquisitions. In addition, the Company in 1995 held a leading 34% share of the estimated $6.9 billion total North American seat systems market and was the leading independent supplier to the estimated $5.5 billion total Western European seat systems market, with a 19% share. The door panel and headliner segments of the automotive interior market are highly fragmented, contain no dominant independent supplier and are in the early stages of the outsourcing and/or consolidation process. The Company believes that the same competitive pressures that contributed to the rapid expansion of its seat systems business in North America since 1983 will continue to encourage automakers in the North American and European markets to outsource more of their door panel and headliner requirements.

     The Company's North American content per vehicle has increased from $12 in 1983 to $227 in 1995. In Western Europe, the content per vehicle has grown from $3 in 1983 to $102 in 1995. These increases have resulted from the Company's ability to capitalize on a number of industry trends including outsourcing, greater design responsibility by Tier I suppliers and the increased sophistication of seat systems and other interior products as OEMs add convenience features and luxury items into vehicle models. The increases in content per vehicle also resulted from several recent acquisitions, including Automotive Industries and the Fiat Seat Business. See " -- Recent Acquisitions." In addition, the Company believes it can further increase interior content through the development of more advanced automobile safety features, such as side impact airbags and fully integrated seatbelts.

     The Company is the successor to a seat frame manufacturing business founded in 1917 that served as a supplier to General Motors and Ford from its inception. As a result of the expansion of the Company's business from automotive seat systems to products for a vehicle's complete interior, the Company changed its name to "Lear Corporation" from "Lear Seating Corporation" effective May 9, 1996.

BUSINESS STRATEGY

     Lear's business objective is to expand its position as the leading independent supplier of automotive interior systems in the world. To achieve this objective, the Company will continue to pursue a strategy based upon the following elements:

     - Strong Relationships with the OEMs. The Company's management has developed strong relationships with its 24 OEM customers which allow Lear to identify business opportunities and anticipate customer needs in the early stages of vehicle design. Management believes that working closely with OEMs in the early stages of designing and engineering vehicle interior systems gives it a competitive advantage in securing new business. Lear maintains an excellent reputation with the OEMs for timely delivery and customer service and for providing world class quality at competitive prices. As a result of the Company's service and performance record, many of the Company's facilities have won awards from OEMs with which they do business.

     - Global Presence. In 1995, more than two-thirds of total worldwide vehicle production occurred outside of the United States and Canada. Due to opportunities for significant cost savings and improved product quality and consistency, OEMs have increasingly required their suppliers to manufacture interior systems and other components in multiple geographic markets. In recent years, the Company has aggressively expanded its operations in Western Europe and emerging markets in South America, South Africa, the Pacific Rim and elsewhere, giving it the capability to provide its products on a global basis to its OEM customers. A global market presence also affords Lear some protection against cyclical downturns in any single market. During 1995, in furtherance of its global expansion strategy, the Company entered into three joint ventures and expanded its wholly-owned operations into South Africa. The first joint venture agreement was with an affiliate of Industria Espanola del Polieter, S.A., a Spanish corporation, to supply seat systems in Brazil for the Volkswagen Gol. The Company also entered into a joint venture agreement with TeknoSeating S.A., the largest independent automotive supplier in Argentina, to supply seat systems to Volkswagen in Argentina for the Gol and the Cordoba models and with Trambusti, a Brazilian company, to supply seat systems to Fiat in Brazil for the Palio (Fiat's World Car), the Tempra, and several light truck models. In addition, Lear further expanded its presence internationally by opening a facility in South Africa to provide seat systems to BMW. In 1995, the Company's sales outside the United States and Canada, after giving pro forma effect to the AI and Masland acquisitions, would have grown to approximately $1.7 billion or approximately 30% of the Company's total pro forma sales.

     - Increased Interior Content. OEMs increasingly view the interior of the vehicle as a major selling point to their customers. A major focus of Lear's research and development efforts is to identify new interior features that make vehicles safer and more comfortable, while continuing to appeal to consumer preferences. For example, Lear's involvement in 1994 with Volvo and AutoLiv led to the automotive industry's first vehicle with side-impact airbags. In addition, Lear's proprietary Integral Restraint Seat, which will be introduced in GM's 1997 Buick Park Avenue, offers consumers easy access to the vehicle's rear seat as well as improved seat comfort and safety. The development of these and other safety and comfort features has been, and management believes will continue to be, an important factor in the Company's future growth.

     - Product Technology and Design Capability. Lear has made substantial investments in technology and design capability to support its products. The Company maintains four research and development centers (in Southfield, Michigan, Rochester Hills, Michigan, Plymouth, Michigan and Turin, Italy) where it develops and tests current and future products to determine compliance with safety standards, quality and durability, response to environmental conditions and user wear and tear. The Company also has state-of-the-art acoustics testing, instrumentation and data analysis capabilities. At its 16 customer-dedicated product engineering centers, specific program applications are developed and tested. Benchmarking studies are also conducted to aid in developing innovative interior design features. The Company has also made substantial investments to upgrade its advanced computer-aided engineering ("CAE") and computer-aided design/computer-aided manufacturing ("CAD/CAM") systems. Several tools recently added to electronically create a product and evaluate its performance include advanced design modeling software, dynamic crash simulation, linear and non-linear finite element analysis and solids modeling. Lear's "Best-in-Class" testing program incorporates the use of a state-of-the-art programmable vehicle model, which allows the Company to evaluate the actual feel and ergonomic implications of various interior products. In addition, the Company has developed a program management process to ensure that customers' expectations are met. The proprietary "Visions" program allows Lear to manage all aspects of product development. The process ensures that employees, customers and suppliers of the Company work as a team to deliver high quality, cost-effective products on a timely basis.

     - Lean Manufacturing Philosophy. Lear's "lean manufacturing" philosophy seeks to eliminate waste and inefficiency in its own operations and in those of its customers and suppliers. The Company believes that it provides superior quality automotive interior products at lower costs than the OEMs. All of the Company's seat system facilities and many of its other manufacturing facilities are linked by computer directly to those of the Company's suppliers and customers. These facilities receive components from their suppliers on a JIT basis, and deliver interior systems and components to customers on a sequential JIT basis, which provides products to an OEM's manufacturing facility in the color and order in which the products are used. The process minimizes inventories and fixed costs for both the Company and its customers and enables the Company to deliver products on as little as 90 minutes' notice. For the year ended December 31, 1995, the Company's overall annual inventory turnover rate was 30 times and up to 200 times in the case of certain of the Company's JIT plants. The Company also minimizes fixed costs by using existing suppliers to the OEMs and the OEMs themselves for certain components. In cases where one of the Company's seating manufacturing facilities is underutilized, the Company is able to redistribute products to increase facility utilization.

     - Growth Through Strategic Acquisitions. Strategic acquisitions have been, and management believes will continue to be, an important element in the Company's growth worldwide and in its efforts to capitalize on the outsourcing and supplier consolidation trends. The Company's recent acquisitions have expanded its OEM customer base and worldwide presence and enhanced its relationships with existing customers. The AI and Masland acquisitions also provide the Company a significant presence in the non-seating segments of the automobile and light truck interior market. The Company believes that these markets hold significant growth potential for Lear because currently there is no dominant independent supplier of these products and they are in the early stages of the outsourcing and consolidation process that has contributed to the expansion of the seat systems industry since the early 1980's. In 1995, after giving pro forma effect to the AI and Masland acquisitions, the Company's sales of non-seating systems and components would have been approximately $1.4 billion, or approximately 25% of the Company's total pro forma sales. The Company will continue to consider strategic acquisitions that expand its global presence, improve its technological capabilities or enhance customer relationships.

RECENT ACQUISITIONS

     To supplement its internal growth and implement its business strategy, the Company has made several strategic acquisitions since 1990. The following is a summary of recent major acquisitions:

  Masland Acquisition

     The Company is acquiring Masland for an aggregate purchase price of $459.6 million (including the assumption of Masland's existing indebtedness, net of cash and cash equivalents, of $64.7 million and the payment of fees and expenses of $10 million in connection with the acquisition). In 1995, Masland held a leading 38% share of the estimated $1 billion North American floor and acoustic systems market. Masland is also a major supplier of interior and luggage compartment trim components and other acoustical products which are designed to minimize noise and vibration for passenger cars and light trucks. Masland supplies the North American operations of Ford, Chrysler, General Motors, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Subaru and Toyota, as well as the European operations of Nissan, Peugeot and Saab. Masland has had a continuous relationship with Ford, its largest customer, since 1922. For its fiscal year ended June 30, 1995, Masland had net sales, EBITDA, operating income and net income of $496.6 million, $62.2 million, $47.0 million and $21.3 million, respectively.

     In addition to the experience and expertise of Masland's management team, the Company believes that the Masland Acquisition will provide Lear with several benefits, including the following:

     - Total Interior Systems. The Masland Acquisition enhances Lear's ability to provide a total interior system. Before the acquisition, the Company had manufacturing capabilities in three of the five principal automotive interior system segments. The Masland Acquisition gives Lear manufacturing capabilities and a leading market position in a fourth segment, floor and acoustic systems, leaving instrument panels as the only segment in which the Company does not have a manufacturing capability. Management believes that the ability to offer a total interior system provides Lear with a competitive advantage as OEMs continue to reduce their supplier base while demanding improved quality and additional Tier I services. Integrating the total interior for a model through one supplier provides several benefits to an OEM, including
       (i) cost reduction, (ii) shorter product development cycles, (iii) improved interior appearance through better fitting components and color, grain and material matching and (iv) greater ability to focus on core competencies.

     - Growth Opportunities. Lear's market leadership, expertise and established relationships with European OEMs (Fiat, Opel, Volvo, Saab and BMW) will provide Masland with additional access to the European market. In addition, Lear's entry into global automotive growth areas, particularly in South America and the Asia-Pacific region, affords further growth opportunities for Masland.

     - Margin Improvements. Operating margins in the floor and acoustic systems market are generally higher than those in the seating market. Historically, Masland's operating margins have been higher than the Company's and should, therefore, improve the Company's consolidated operating margin. The additional cash flows provided from operations would be available for debt reduction or reinvestment in new growth opportunities worldwide. In addition, the Company believes that additional savings will be realized through purchasing, engineering, manufacturing and administration consolidation.

     - Technology. Masland provides the Company with access to leading-edge technology. Its 33,000 square foot Technical Center in Plymouth, Michigan provides complete full service acoustics testing, design, product engineering, systems integration and program management. Masland's acoustics lab offers state-of-the-art instrumentation, testing, and data-analysis capabilities. It also owns one of the few proprietary-design dynamometers capable of precision acoustics testing of front, rear, and four wheel drive vehicles. Together with its custom-designed reverberation room, computer controlled data gathering and analysis capabilities, Masland provides precisely controlled laboratory conditions for sophisticated interior and exterior noise, vibration, and harshness (NVH) testing of parts, materials, and systems, including powertrain, exhaust, and suspension components. Masland also owns a 29% interest in PFG, which has patented a process to sew and fold an ultralight fabric into airbags which are 60% lighter than the current airbags used in the automotive industry.

  AI Acquisition

     In August 1995, the Company acquired all the outstanding common stock of AI, a leading designer and manufacturer of high quality interior systems and blow molded plastic parts to automobile and light truck manufacturers. Prior to the AI Acquisition, Lear had participated primarily in the seat system segment of the interior market, which comprises approximately 47% of the total combined North American and Western European interior markets. By providing the Company with substantial manufacturing capabilities in door panels and headliners, the AI Acquisition made Lear the largest independent Tier I supplier of automotive interior systems in the North American and Western European light vehicle interior market. Management believes that OEMs will increasingly ask their lead suppliers to fill the role of "Systems Integrator" to manage the design, purchase and supply of the total vehicle interior. As a result of the AI Acquisition, as well as the Masland Acquisition, Lear is well-positioned to fill this role. The aggregate purchase price for the AI Acquisition was $885.0 million (including the assumption of $250.5 million of AI's existing indebtedness and fees and expenses of $18.1 million). These funds were provided by borrowings under the Credit Agreement.

     Prior to its acquisition by Lear, Automotive Industries itself augmented its substantial internal growth with selected strategic acquisitions. The acquisitions allowed AI to expand its interior trim systems product capabilities and substantially increased AI's ability to provide advanced design, engineering and program management services to its customers. At the same time, these acquisitions increased AI's global presence and provided AI access to new customers and new technologies. As a division of Lear, AI continues to consider strategic acquisitions as a means to further growth.

  FSB Acquisition

     On December 15, 1994, the Company, through its wholly-owned subsidiary, Lear Seating Italia Holdings, S.r.L., acquired the primary automotive seat systems supplier to Fiat and certain related businesses (the "Fiat Seat Business" or the "FSB"). Lear and Fiat also entered into a long-term supply agreement for Lear to produce all outsourced automotive seat systems for Fiat and affiliated companies worldwide. The acquisition of the Fiat Seat Business not only established Lear as the market leader in automotive seat systems in Europe, but combined with its leading position in North America, made Lear the largest automotive seat systems manufacturer in the world. In addition, it gave the Company access to rapidly expanding markets in South America and has resulted in the formation of new joint ventures which will supply automotive seat systems to Fiat or its affiliates in Brazil and Argentina.

  NAB Acquisition

     On November 1, 1993, Lear significantly strengthened its position in the North American automotive seating market by purchasing the North American seat cover and seat systems business (the "NAB") of Ford Motor Company. The NAB consists of an integrated United States and Mexican operation which produces seat covers for approximately 80% of Ford's North American vehicle production (as well as for several independent suppliers) and manufactures seat systems for certain Ford models. Prior to the NAB Acquisition, the Company outsourced a significant portion of its seat cover requirements. The expansion of the Company's seat cover business has provided Lear with better control over the costs and quality of one of the critical components of a seat system. In addition, by virtue of the NAB Acquisition, the Company was able to enhance its relationship with one of its largest OEM customers, entering into a five year supply agreement with Ford covering models for which the NAB had produced seat covers and seat systems at the time of the acquisition. The Company also assumed during the term of the supply agreement primary engineering responsibility for a substantial portion of Ford's car models, providing Lear with greater involvement in the planning and design of seat systems and related products for future light vehicle models.

  Scandinavian Acquisitions

     In 1991 and 1992, the Company acquired the seat systems businesses of Saab in Sweden and Finland and of Volvo in Sweden. In connection with each of these acquisitions, the Company entered into long-term relationships with the respective OEMs.

PRODUCTS

     Lear's products have evolved from the Company's many years of experience in the seat frame market where it has been a major supplier to General Motors and Ford since its inception in 1917. The seat frame has structural and safety requirements which make it the basis for overall seat design and was the logical first step to the Company's emergence as a dominant supplier of entire seat systems and seat components. With the acquisitions of Automotive Industries and Masland, the Company has expanded its product offerings and can now manufacture and supply its customers with floor systems, headliners and door panels. The Company also produces a variety of blow molded products and other automotive components such as fluid reservoirs, fuel tank shields, exterior airdams, front grille assemblies, engine covers, battery trays/covers and insulators. Lear believes that as OEMs continue to seek ways to improve vehicle quality while simultaneously reducing the costs of the various vehicle components, they will increasingly look to suppliers such as Lear with the capability to test, design, engineer and deliver products for a complete vehicle interior.

     The following is the approximate composition by product category of the Company's net sales in the year ended December 31, 1995, after giving pro forma effect to the AI and Masland acquisitions: seat systems, $3.7 billion; floor and acoustic systems, $450 million; door panels, $350 million; headliners, $100 million; and other component products, $1.1 billion.

     - SEAT SYSTEMS. The seat systems business consists of the manufacture, assembly and supply of seating requirements for a vehicle or assembly plant. Seat systems typically represent approximately 50% of the cost of the total automotive interior. The Company produces seat systems for automobiles and light trucks that are fully finished and ready to be installed in a vehicle. Seat systems are fully assembled seats, designed to achieve maximum passenger comfort by adding a wide range of manual and power features such as lumbar supports, cushion and back bolsters and leg and thigh supports.

     As a result of its product technology and product design strengths, the Company can provide ergonomic designs which offer styling flexibility at low cost. In addition, the Company is able to incorporate many convenience features and safety improvements into its seat designs, such as storage armrests, rear seat fold down panels, integrated restraint systems, child restraint seats, and side impact air bags.

     Lear's position as a market leader in seat systems is largely attributable to seating programs on new vehicle models launched in the past five years. The Company believes that supplying seating for these new vehicle models will provide it with a revenue stream throughout the lives of these models. The Company is currently working with customers in the development of a number of seat systems products to be introduced by automobile manufacturers in the next six years, which it expects will lead to an increase in opportunities in the future. In addition, with the AI and Masland acquisitions, the Company believes it has significant cross-selling opportunities across both customers and vehicle platforms and is well-positioned to expand its position as the leading independent supplier of automotive interior systems in the world.

     - FLOOR AND ACOUSTIC SYSTEMS. Floor systems consist both of carpet and vinyl products, molded to fit precisely the front and rear passenger compartments of cars and trucks, and accessory mats. While carpet floors are used predominately in passenger cars and trucks, vinyl floors, because of their better wear and washability characteristics, are used primarily in commercial and fleet vehicles. The Company, through its Masland Division, is the largest supplier of vinyl floor systems in North America, and the only supplier of both carpet and vinyl floor systems. Recently, Masland developed Maslite(TM), a lightweight material which has replaced vinyl accessory mats on selected applications. Maslite(TM) is a superior product with improved performance with the additional significant advantage of 40% less weight than vinyl.

     The automotive floor system is multi-purpose. Its performance is based on the correct selection of materials to achieve an attractive, quiet, comfortable and durable interior compartment. Automotive carpet requirements are more stringent than the requirements for carpet used in homes and offices. For example, automotive carpet must provide higher resistance to fading and improved resistance to wear despite being lighter in weight than carpet found in homes and offices. The Masland Division's significant experience has enabled it to meet these specialized needs. Carpet floor systems generally consist of tufted carpet to which a specifically engineered thermoplastic backcoating has been added. This backcoating, when heated, enables the Company to mold the carpet to fit precisely the interior of the vehicle. Additional insulation materials are added to provide noise, heat and vibration resistance. Floor systems are complex products which are based on sophisticated designs and use specialized design materials to achieve the desired visual, acoustic and heat management requirements in the automotive interior.

     The Masland Division's primary acoustic product, after floor systems, is the dash insulator. The dash insulator attaches to the vehicle's sheet metal firewall, separating the passenger compartment from the engine compartment, and is the primary component for preventing engine noise and heat from entering the passenger compartment. The Masland Division's ability to produce both the dash insulator and the floor system enables the Company to accelerate the design process and supply an integrated system. The Company believes that OEMs, recognizing the cost and quality advantages of producing the dash insulator and the floor system as an integrated system, will increasingly seek suppliers to coordinate the design, development and manufacture of the entire floor and acoustic system.

     Floor and acoustic systems accounted for approximately 81% of Masland's total revenues in 1995 when it held a leading 38% share in the estimated $1 billion North American floor and acoustic systems market. In addition, the Masland Division participates in the European floor system market through its joint venture with Sommer-Allibert S.A.

     - DOOR PANELS. Door panels consist of several component parts that are attached to a base molded substrate by various methods. Specific components include vinyl- or cloth-covered appliques, armrests, radio speaker grilles, map pocket compartments and carpet and sound reducing insulation. Upon assembly, each component must fit precisely, with a minimum of misalignment or gap, and must match the color of the base substrate.

     In 1995, after giving pro forma effect to the AI Acquisition, the Company would have held a leading 16% share of the estimated $1.6 billion North American door panel market. Management believes that this leadership position has been obtained by offering OEMs the widest variety of manufacturing processes for door panel production. In Western Europe, the Company held a small position in the door panel market. These markets are highly fragmented and just beginning to experience the outsourcing and/or consolidation trends that have characterized the seat systems market since the 1980's. With its global scope, technological expertise and established customer relationships, Lear believes that it is well-positioned to benefit from these positive industry dynamics.

     - HEADLINERS. The Company designs and manufactures headliners which consist of the headliner substrate, covering material, visors, overhead consoles, grab handles, coat hooks, lighting, wiring and insulators. As with door panels, upon assembly each component must fit precisely and must match the color of the base substrate. With its sophisticated design and engineering capabilities, the Company believes it is able to supply headliners with enhanced quality and lower costs than OEMs could internally achieve. Through its manufacturing capabilities, the Company also believes that it is one of the most process-diverse suppliers of headliners in North America.

     The headliner market is highly fragmented, with no dominant independent supplier. As OEMs continue to seek ways to improve vehicle quality and simultaneously reduce costs, the Company believes that headliners will increasingly be outsourced to suppliers such as Lear, providing the Company with significant growth opportunities.

     - COMPONENT PRODUCTS. In addition to the interior systems and other products described above, the Company is able to supply a variety of interior trim and other automobile components as well as blow molded plastic parts.

     Lear produces seat covers for integration into its own seat systems and for delivery to external customers. The Company's major external customers for seat covers are other independent seat systems suppliers as well as the OEMs. The Company is currently producing approximately 80% of the seat covers for Ford's North American vehicles. The expansion of the Company's seat cover business allows the Company better control over the costs and quality of one of the critical components of a seat system. Typically, seat covers comprise approximately 30% of the aggregate cost of a seat system.

     Lear produces steel and aluminum seat frames for passenger cars and light and medium trucks. Seat frames are primarily manufactured using precision stamped, tubular steel and aluminum components joined together by highly automated, state-of-the-art welding and assembly techniques. The manufacture of seat frames must meet strict customer specified safety standards. The Company's seat frames are either delivered to its own plants where they become part of a completed seat that is sold to the OEM customer, to customer-operated assembly plants or to other independent seating suppliers for use in the manufacture of assembled seating systems.

     The Company, through its AI Division, produces a variety of interior trim products, such as pillars, cowl panels, scuff plates, trunk liners, quarter panels and spare tire covers, as well as blow molded plastic products, such as fluid reservoirs, vapor canisters and duct systems. In contrast to AI's interior trim products, blow molded products require little assembly. However, the manufacturing process for such parts demands considerable expertise in order to consistently produce high-quality products. Blow molded parts are produced by extruding a shaped parison or tube of plastic material and then clamping a mold around the parison. High pressure air is introduced into the tube causing the hot plastic to take the shape of the surrounding mold. The part is removed from the mold after cooling and finished by trimming, drilling and other operations.

MANUFACTURING

     All of the Company's facilities use JIT manufacturing techniques and most of the Company's seating related products and many of the Company's other interior products are delivered to the OEMs on a JIT basis. The JIT concept, first broadly utilized by Japanese automobile manufacturers, is the cornerstone of the Company's manufacturing and supply strategy. This strategy involves many of the principles of the Japanese system, but was redeveloped for compatibility with the greater volume requirements and geographic distances of the North American market. The Company first developed JIT operations in the early 1980s at its seat frame manufacturing plants in Morristown, Tennessee and Kitchener, Ontario, Canada. These plants previously operated under traditional manufacturing practices, resulting in relatively low inventory turnover rates, significant scrap and rework, a high level of indirect labor costs and long production set-up times. As a result of JIT manufacturing techniques, the Company has been able to consolidate plants, increase capacity and significantly increase inventory turnover, quality and productivity.

     The JIT principles first developed at Lear's seat frame plants were next applied to the Company's growing seat systems business and have now evolved into sequential parts delivery ("SPD") principles. The Company's seating plants are typically no more than 30 minutes or 20 miles from its customers' assembly plants and manufacture seats for delivery to the customers' facilities in as little as 90 minutes. Orders for the Company's seats are received on a weekly basis, pursuant to blanket purchase orders for annual requirements. These orders detail the customers' needs for the ensuing week. In addition, constant computer and other communication is maintained between personnel at the Company's plants and personnel at the customers' plants to keep production current with the customers' demand.

     Seat assembly techniques fall into two major categories, traditional assembly methods (in which fabric is affixed to a frame using Velcro, wire or other material) and more advanced bonding processes. The Company's principal bonding technique involves its patented SureBond(TM) process, a technique in which fabric is affixed to the underlying foam padding using adhesives. The SureBond(TM) process has several major advantages when compared to traditional methods, including design flexibility, increased quality and lower cost. The SureBond(TM) process, unlike alternative bonding processes, results in a more comfortable seat in which air can circulate freely. The SureBond(TM) process, moreover, is reversible, so that seat covers that are improperly installed can be removed and repositioned properly with minimal materials cost. In addition, the SureBond(TM) process is not capital intensive when compared to competing bonding technologies. Approximately one-third of the Company's seats are manufactured using the SureBond(TM) process.

     The seat assembly process begins with pulling the requisite components from inventory. Inventory at each plant is kept at a minimum, with each component's requirement monitored on a daily basis. This allows the plant to devote the maximum space to production, but also requires precise forecasts of the day's output. Seats are assembled in modules, then tested and packaged for shipment. The Company operates a specially designed trailer fleet that accommodates the off-loading of vehicle seats at the customer's assembly plant.

     The Company's AI Division uses numerous molding, bonding, trimming and finishing manufacturing processes. The wide variety of manufacturing processes helps to satisfy customers' different cost and functionality specifications. AI's ability and experience in producing interior products for such a vast array of applications enhances the Company's ability to provide total interior solutions to OEMs globally. The AI Division employs many of the same JIT principles used at the Company's seat facilities.

     The core technologies used in the AI Division's interior trim systems include injection molding, low-pressure injection molding, rotational molding and urethane foaming, compression molding of Wood-Stock(TM) (a proprietary process that combines polypropylene and wood flour), glass reinforced urethane and a proprietary headliner process. One element of the AI Division's strategy is to focus on more complex, value-added products such as door panels and armrests. The AI Division delivers these integrated systems at attractive prices to the customer because certain services such as design and engineering and sub-assembly are provided more cost efficiently by AI.

     The combined pressures of cost reduction and fuel economy enhancement have caused automotive manufacturers to concentrate their efforts on developing and employing lower cost, lighter materials. As a result, plastic content in cars and light trucks has grown significantly. Increasingly, automobile content requires large plastic injection molded assemblies for both the interior and exterior. Plastics are now commonly used in such nonstructural components as interior and exterior trim, door panels, instrument panels, grilles, bumpers, duct systems, taillights and fluid reservoirs. For interior trim applications, substitution of plastics for other materials is largely complete, and little growth through substitution is expected. However, further advances in injection molding technologies are improving the performance and appearance of parts molded in reinforced thermoplastics.

     The Masland Division produces carpet at its largest plant in Carlisle, Pennsylvania. Smaller "focused" factories are dedicated to specific groups of customers and are strategically located near their production facilities. This proximity improves responsiveness to Masland customers and speeds product delivery to customer assembly lines, which is done on a JIT basis. Masland's manufacturing operations are complemented by its research and development efforts, which have led to the development of a number of proprietary products, such as their EcoPlus(TM) recycling process as well as Maslite(TM), a lightweight proprietary material used in the production of accessory mats.

     The Company obtains steel, aluminum and foam chemicals used in its seat systems from several producers under various supply arrangements. These materials are supplied under various arrangements and are readily available. Leather, fabric and certain purchased components are generally purchased from various suppliers under contractual arrangements usually lasting no longer than one year. Some of the purchased components are obtained through the Company's own customers. The principal purchased components for interior trim systems are polyethylene and polypropylene resins which are generally purchased under long-term agreements and are available from multiple suppliers.

CUSTOMERS

     Lear serves the worldwide automobile and light truck market, which produces approximately 50 million vehicles annually. The Company's OEM customers currently include Ford, General Motors, Fiat, Chrysler, Volvo, Saab, Opel, Jaguar, Volkswagen, Audi, BMW, Rover, Honda USA, Daimler-Benz, Mitsubishi, Mazda, Toyota, Subaru, Nissan, Isuzu, Peugeot, Porsche, Renault, and Suzuki. During the year ended December 31, 1995, after giving pro forma effect to the AI and Masland acquisitions, Ford and General

Motors, the two largest automobile and light truck manufacturers in the world, would have accounted for approximately 36% and 31%, respectively, of the Company's net sales. For additional information regarding customers, foreign and domestic operations and sales, see Note 17, "Geographic Segment Data," to the consolidated financial statements of the Company incorporated by reference in this Prospectus.

     In the past six years, in the course of retooling and reconfiguring plants for new models and model changeovers, OEMs have eliminated seating production from certain of their facilities, thereby committing themselves to purchasing seat systems and components from outside suppliers. During this period, the Company became a supplier of these products for a significant number of new models, many on a JIT basis.

     The purchase of seat systems on a JIT basis has allowed the Company's customers to realize a competitive advantage as a result of (i) a reduction in labor costs since suppliers like the Company generally enjoy lower direct labor and benefit rates, (ii) the elimination of working capital and personnel costs associated with the production of seat systems by the OEM, (iii) a reduction in net overhead expenses and capital investment due to the availability of approximately 60,000 to 80,000 square feet of seat production plant space for expansion of other OEM manufacturing operations and (iv) a reduction in transaction costs by utilizing a limited number of sophisticated system suppliers instead of numerous individual component suppliers. In addition, the Company offers improved quality and on-going cost reductions to its customers through continuous, Company-initiated design improvements. The Company believes that such cost reductions will lead OEMs to outsource an increasing portion of their seating requirements in the future and provide the Company with significant growth opportunities.

     The Company's sales of value-added assemblies and component systems have increased as a result of the decision by most OEMs to reduce their internal engineering and design resources. In recent years, the Company has significantly increased its capacity to provide complete engineering and design services to support its product line. Because assembled parts such as door panels, floor and acoustic systems, armrests and consoles need to be designed at an early stage in the development of new automobiles or model revisions, the Company is increasingly given the opportunity to participate earlier in the product planning process. This has resulted in opportunities to add value by furnishing engineering and design services and managing the sub-assembly process for the manufacturer, as well as providing the broader range of parts that are required for the assembly.

     The Company has implemented a program of dedicated teams consisting of interior trim and seat system personnel who are able to meet all of a customer's interior needs. These teams provide a single interface for Lear's customers and avoid duplication of sales and engineering efforts. As innovative designs are developed which integrate components into a single unit, the potential to provide the Company's customers with additional cost and time savings should significantly increase. With the acquisition of Masland, the Company intends to integrate floor and acoustic systems into its existing marketing strategy.

     The Company receives blanket purchase orders from its customers that normally cover annual requirements for products to be supplied for a particular vehicle model. Such supply relationships typically extend over the life of the model, which is generally four to seven years, and do not require the purchase by the customer of any minimum number of products. Although such purchase orders may be terminated at any time, the Company does not believe that any of its customers have terminated a material purchase order prior to the end of the life of a model. The primary risk to the Company is that an OEM will produce fewer units of a model than anticipated. In order to reduce its reliance on any one model, the Company produces interior systems and components for a broad cross-section of both new and more established models.

     The Company's sales for the year ended December 31, 1995 were comprised of the following vehicle categories: 41% light truck; 23% mid-size; 15% compact and other; 12% luxury/sport; and 9% full-size. The following table presents an overview of the major vehicle models for which the Company or its affiliates produce seat systems, floor and acoustic systems, interior trim products or other components and the locations of such production:

                                        UNITED STATES AND CANADA
BMW:                                  FORD (CONT):                         GENERAL MOTORS (CONT):
3 Series                              Ford Windstar Minivan                GMC Sonoma
Z3                                    Lincoln Continental                  GMC Top Kick
SUZUKI:                               Lincoln Mark VIII                    Oldsmobile 88
Geo Metro                             Lincoln Town Car                     Oldsmobile Achieva
Geo Tracker                           Mercury Cougar                       Oldsmobile Aurora
Suzuki Sidekick                       Mercury Grand Marquis                Oldsmobile Ciera
Suzuki Swift                          Mercury Mystique                     Oldsmobile Cutlass Supreme
CHRYSLER:                             Mercury Sable                        Oldsmobile Eurosport
Chrysler Cirrus                       Mercury Tracer                       Oldsmobile Silhouette
Chrysler Concorde                     Mercury Villager                     Pontiac Bonneville
Chrysler LeBaron                      SUBARU/ISUZU:                        Pontiac Firebird
Chrysler LHS                          Isuzu Rodeo                          Pontiac Grand Am
Chrysler Sebring                      Subaru Legacy                        Pontiac Grand Prix
Chrysler Town & Country               GENERAL MOTORS:                      Pontiac Sunfire
Dodge Avenger                         Buick Century                        Pontiac Transport
Dodge Caravan                         Buick LeSabre                        Prizm
Dodge Dakota Pick-up Truck            Buick Park Avenue                    Saturn SC
Dodge Intrepid                        Buick Regal                          Saturn SL
Dodge Neon                            Buick Riviera                        HONDA:
Dodge Ram Pick-up Truck               Buick Skylark                        Accord
Dodge Ram Van                         Cadillac DeVille/Concours            Civic
Dodge Ram Wagon                       Cadillac Eldorado                    Passport
Dodge Viper                           Chevrolet Astro                      MAZDA:
Eagle Talon                           Chevrolet Beretta                    626
Jeep Cherokee                         Chevrolet Blazer                     B2000
Jeep Grand Cherokee                   Chevrolet C/K Pick-up Truck          MX6
Jeep Wrangler                         Chevrolet Camaro                     MITSUBISHI:
Plymouth Neon                         Chevrolet Cavalier                   Eclipse
Plymouth Voyager                      Chevrolet Corsica                    Gallant
FORD:                                 Chevrolet Corvette                   NISSAN:
Ford Aerostar                         Chevrolet Kodiak                     Altima
Ford Bronco                           Chevrolet Lumina/Van                 King Cab Pick-up Truck
Ford Contour                          Chevrolet Monte Carlo                Quest
Ford Crown Victoria                   Chevrolet Express                    Sentra
Ford Econoline/Club Wagon             Chevrolet/GMC Suburban               TOYOTA:
Ford Escort                           Chevrolet S Pick-up Truck            Avalon
Ford Explorer                         Chevrolet Tahoe/GMC Yukon            Camry
Ford F-Series Pick-up Truck           GMC 10-30,15-35                      Corolla
Ford Mustang                          GMC C/K Pick-up Truck                Tacoma Pick-up Truck
Ford Probe                            GMC Savana
Ford Ranger                           GMC Safari
Ford Taurus
Ford Taurus SHO
Ford Thunderbird
                                                 MEXICO
BMW:                                  FORD:                                GENERAL MOTORS (CONT.):
3 Series                              Ford Contour                         Opel Corsa
CHRYSLER:                             Ford Escort                          Pontiac Sunfire
Chrysler Cirrus                       Ford F-Series                        NISSAN:
Dodge Neon                            Ford Ghia                            Pick-up
Dodge Ram                             Mercury Mystique                     Tsuru
JX Convertible                        Mercury Tracer                       VOLKSWAGEN:
Plymouth Neon                         GENERAL MOTORS:                      Golf
                                      Chevrolet Cavalier                   Jetta
                                      Chevrolet C/K Pick-up Truck          Derby
                                      Chevrolet Tahoe/GMC Yukon            GPA Minivan

                                                 EUROPE
ALFA ROMEO:                           OPEL:                                ROVER (CONT):
Alfa 145/146                          Astra                                400/Saloon
Alfa 155                              Corsa/Van                            600
Alfa 164                              Omega                                800
Coupe                                 Vectra                               Discovery
Spider                                HONDA:                               Land Rover
AUDI:                                 Accord                               Maestro
A Series                              Civic                                Metro
B Series                              JAGUAR:                              MGA
BMW:                                  XK8                                  Mini
3 Series                              X300                                 R3
5 Series                              X330                                 Range Rover
CHRYSLER:                             MAN:                                 SAAB:
Voyager Eurostar                      Heavy Truck                          Saab 900
DINA:                                 LANCIA:                              Saab 900 Cabriolet
Heavy Truck                           Dedra                                Saab 9000
FIAT:                                 Delta                                TOYOTA:
126                                   Kappa                                Carina
500                                   Thema                                Corolla
Barchetta                             Y11                                  VOLVO:
Brava/Bravo                           MERCEDES:                            800 Series
Coupe 500                             200 Series                           900 Series
Croma                                 C-Class                              VOLKSWAGEN:
Ducato X230                           E-Class                              Golf
Punto                                 S-Class                              Passat
Tempra                                PORSCHE:                             Taro
Tipo                                  911                                  Transit
Uno                                   986 Boxster                          Transporter T4
FORD:                                 RENAULT:                             T-4 Multivan
Escort                                Cabrio                               Viento
Fiesta                                ROVER:
Mondeo                                200/New 400
Scorpio
                                                 OTHER
FIAT (SOUTH AMERICA):                 GENERAL MOTORS --                    BMW (SOUTH AFRICA):
Brava/Bravo                           HOLDEN (AUSTRALIA):                  3 Series
Duno                                  Acclaim                              PEUGEOT (ARGENTINA):
Fiorino                               Berlina                              306
Palio                                 Caprice                              405
Tempra                                Commodore                            504
Tipo                                  Statesman                            VOLKSWAGEN (SOUTH AMERICA):
Uno                                   OPEL (INDONESIA):                    Combi
FORD (ARGENTINA):                     S-10 Blazer                          Gol
Ranger                                                                     Polo
                                                                           Saveiro
                                                                           VOLVO (THAILAND):
                                                                           800 Series
                                                                           900 Series

     Because of the economic benefits inherent in outsourcing to suppliers such as Lear and the costs associated with reversing a decision to purchase seat systems and other interior systems and components from an outside supplier, the Company believes that automotive manufacturers' level of commitment to purchasing seating and other interior systems and components from outside suppliers, particularly on a JIT basis, will increase. However, under the contracts currently in effect in the United States and Canada between each of General Motors, Ford and Chrysler with the UAW and the CAW, in order for any of such manufacturers to obtain components that it currently produces itself from external sources, it must first notify the UAW or the CAW of such intention. If the UAW or the CAW objects to the proposed outsourcing, some agreement will have to be reached between the UAW or the CAW and the OEM. Factors that will normally be taken into account by the UAW, the CAW and the OEM include whether the proposed new supplier is technologically more advanced than the OEM, whether cost benefits exist and whether the OEM will be able to reassign union members whose jobs are being displaced to other jobs within the same factories. As part of its long-term agreement with General Motors, the Company operates its Grand Rapids, Michigan, Rochester Hills, Michigan, Wentzville, Missouri and Lordstown, Ohio facilities with General Motors employees and reimburses General Motors for the wages of such employees on the basis of the Company's employee wage structure. The Company enters into these arrangements to enhance its relationship with its customers.

     The collective bargaining agreements between the UAW and the CAW and each of General Motors, Ford and Chrysler expire in September 1996 and are presently being renegotiated. Among other things, wage, benefit and outsourcing levels are anticipated to be issues in such negotiations. There can be no assurance as to the outcome of such negotiations.

     The Company's contracts with its major customers generally provide for an annual productivity price reduction and, in some cases, provide for the recovery of increases in material and labor costs. Cost reduction through design changes, increased productivity and similar programs with the Company's suppliers have generally offset changes in selling prices. The Company's cost structure is comprised of a high percentage of variable costs. The Company believes that this structure provides it with additional flexibility during economic cycles.

MARKETING AND SALES

     Lear markets its products by maintaining strong relationships with its customers fostered during its 79-year history through extensive technical and product development capabilities, reliable delivery of high quality products, strong customer service, innovative new products and a competitive cost structure. Close personal communications with automobile manufacturers are an integral part of the Company's marketing strategy. Recognizing this, the Company is organized into seven independent divisions, each with the ability to focus on its own customers and programs and each having complete responsibility for the product, from design to installation. By moving the decision-making process closer to the customer, and instilling a philosophy of "cooperative autonomy," the Company is more responsive to, and has strengthened its relationships with, its customers. Automobile manufacturers have increasingly reduced the number of their suppliers as part of a strategy of purchasing systems rather than individual components. This process favors suppliers like Lear with established ties to OEMs and the demonstrated ability to adapt to the new competitive environment in the automotive industry.

     The Company's sales are originated almost entirely by its sales staff. This marketing effort is augmented by design and manufacturing engineers who work closely with automobile manufacturers from the preliminary design to the manufacture and supply of interior systems or components. Manufacturers have increasingly looked to suppliers like the Company to assume responsibility for introducing product innovation, shortening the development cycle of new models, decreasing tooling investment and labor costs, reducing the number of costly design changes in the early phases of production and improving interior comfort and functionality. Once the Company is engaged to develop the design for the interior system or component of a specific vehicle model, it is also generally engaged to supply these items when the vehicle goes into production. The Company has devoted substantial resources toward improving its engineering and technical capabilities and developing technical centers in the United States and in Europe. The Company has also developed full-scope engineering capabilities, including all aspects of safety and functional testing, acoustics testing and comfort assessment. In addition, the Company has established several engineering sites in close proximity to its OEM customers to enhance customer relationships and design activity. Finally, the Company has implemented a program of dedicated teams consisting of interior trim and seat system personnel who are able to meet all of a customer's interior needs. These teams provide a single interface for Lear's customers and avoid duplication of sales and engineering efforts.

TECHNOLOGY

     The Company conducts advanced product design development at its technical centers in Southfield, Michigan, Rochester Hills, Michigan, Plymouth, Michigan and Turin, Italy and at 16 worldwide product engineering centers. At these centers, the Company tests its products to determine compliance with applicable safety standards, the products' quality and durability, response to environmental conditions and user wear and tear. The Company also has state-of-the-art acoustics testing, instrumentation and data analysis capabilities.

     The Company has and will continue to dedicate resources to research and development to maintain its position as a leading developer of technology in the automotive interior industry. Research and development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to operations as incurred. Such costs amounted to approximately $53.3 million, $21.9 million, and $16.2 million for the years ended December 31, 1995, 1994 and 1993.

     In the past, the Company has developed a number of designs for innovative seat features which it has patented, including ergonomic features such as adjustable lumbar supports and bolster systems and adjustable thigh supports. In addition, the Company incorporates many convenience, comfort and safety features into its seat designs, including storage armrests, rear seat fold down panels, integrated restraint systems (belt systems integrated into seats), side impact air bags and child restraint seats. The Company has recently invested to further upgrade its CAE and CAD/CAM systems, including three-dimensional color graphics, customer telecommunications and direct interface with customer CAD systems.

     Lear uses its patented SureBond(TM) process (the patent for which has approximately 8 years remaining) in bonding seat cover materials to the foam pads used in certain of its seats. The SureBond(TM) process is used to bond a pre-shaped cover to the underlying foam to minimize the need for sewing and achieve new seating shapes, such as concave shapes, which were previously difficult to manufacture.

     Through its AI Division, the Company has virtually all technologies and manufacturing processes available for interior trim and under-the-hood applications. The manufacturing processes include, among other things, high and low pressure injection molding, vacuum forming, blow molding, soft foam molding, heat staking, water jet cutting, vibration welding, ultrasonic welding, and robotic painting. This wide range of capabilities allows the Company to assist its customers in selecting the technologies that are the most cost effective for each application. Combined with its design and engineering capabilities and its state-of-the-art technical center, AI provides comprehensive support to its OEM customers from product development to production.

     The Masland Acquisition also provides the Company with access to leading-edge technology. The Masland Division owns one of the few proprietary-design dynamometers capable of precision acoustics testing of front, rear and four-wheel drive vehicles. Together with its custom-designed reverberation room, computer-controlled data acquisition and analysis capabilities provide precisely controlled laboratory testing conditions for sophisticated interior and exterior noise, vibration and harshness (NVH) testing of parts, materials and systems, including powertrain, exhaust and suspension components. Through its Masland Division, the Company also owns a 29% interest in PFG, which has patented a process to sew and fold an ultralight fabric into airbags which are 60% lighter than the current airbags used in the automotive industry. As this new airbag fits into a shirt pocket when folded, it is adaptable to side restraint systems (door panels and seats) as well as headliners.

     The Company holds a number of mechanical and design patents covering its products and has numerous applications for patents currently pending. In addition, the Company holds several trademarks relating to various manufacturing processes. The Company also licenses its technology to a number of seating manufacturers.

JOINT VENTURES AND MINORITY INTERESTS

     The Company pursues attractive joint ventures in order to facilitate the exchange of technical information, expand its product offerings, and broaden its customer base. Several of the Company's recent acquisitions, including Masland and Automotive Industries, have provided the Company with strategic joint ventures. With the Masland Acquisition, Lear acquired an interest in PFG, Sommer Masland (U.K.) Ltd. and Amtex. Sommer Masland helped to expand Masland's geographical presence in Europe and strengthened its relationship with several existing customers, including Nissan, Peugeot and Saab. The Amtex joint venture established a relationship with Hayashi Telempu Co., Ltd., the joint venture partner and a leading Japanese automotive interior trim supplier. The AI Acquisition included a 40% interest in Industrias Automotrices Summa, S.A. de C.V., as well as a 33% interest in Guildford Kast Plastifol Ltd., both of which produce interior trim parts for automobiles.

     The following is a list of the Company's principal joint ventures and minority-owned affiliates:

                                                                                  PERCENTAGE
                                                 LOCATION         PRODUCT         OWNERSHIP
                                                ----------    ----------------    ----------
Amtex*                                          U.S.A.        Interior trim           50%
General Seating of America, Inc.                U.S.A.        Seat systems            35
General Seating of Canada, Ltd.                 Canada        Seat systems            35
Guildford Kast Plastifol Ltd.                   England       Interior trim           33
Industrias Automotrices Summa, S.A. de C.V.     Mexico        Interior trim           40
Industrias Cousin Freres                        Spain         Seat components         49
Lear Inespo Comercial, Industrial Ltda.*        Brazil        Seat systems            50
Lear Seating Thailand                           Thailand      Seat systems and        49
                                                              components
Markol Automotiv Yan Sanayi Ve Ticart           Turkey        Seat systems            35
Precision Fabrics Group, Inc.                   U.S.A.        Fabrics                 29
Probel S.A.                                     Brazil        Seat components         31
Sommer Masland (U.K.) Ltd.                      England       Interior trim           50
Teknoseating S.A.*                              Argentina     Seat systems            50

- -------------------------
* Consolidated entities.

COMPETITION

     Lear is one of the two primary suppliers in the outsourced North American seat systems market. The Company's main independent competitor is Johnson Controls, Inc., and it competes, to a lesser extent, with Douglas & Lomason Company and Magna International, Inc. The Company's major independent competitors in Europe, besides Johnson Controls, Inc., are Bertrand Faure (headquartered in France) and Keiper Recaro (headquartered in Germany). The Company's primary independent competitors in the other segments of the automotive interior market include Davidson Interior Trim (a division of Textron), UT Automotive (a subsidiary of United Technologies), Prince Corporation, The Becker Group, Collins & Aikman Corp. Automotive Division (a division of Collins & Aikman Corporation), JPS Automotive Products Corporation, a subsidiary of Foamex International, the Magee Carpet Company and a large number of smaller operations. The Company also competes with the OEMs' in-house seat system and automotive interior suppliers. The Company competes on the basis of technical expertise, reliability, quality and price. The Company believes its technical resources, product design capabilities and customer responsiveness are the key factors that allow it to compete successfully in the automotive interior market.

SEASONALITY

     Lear's principal operations are directly related to the automotive industry. Consequently, the Company may experience seasonal fluctuation to the extent automotive vehicle production slows, such as in the summer months when plants close for model year changeovers and vacation. Historically, the Company's sales and operating profit have been the strongest in the second and fourth calendar quarters. After giving pro forma effect to the AI and Masland acquisitions, net sales for the year ended December 31, 1995 by calendar quarter broke down as follows: first quarter, 24%; second quarter, 26%; third quarter, 23%; and fourth quarter, 27%.

See Note 18, "Quarterly Financial Data," of the notes to the Company's consolidated financial statements incorporated by reference in this Prospectus.

EMPLOYEES

     As of June 1, 1996, after giving pro forma effect to the Masland Acquisition, the Company would have employed approximately 18,700 persons in the United States and Canada, 12,100 in Mexico and 7,900 in Europe. Of these, about 6,200 were salaried employees and the balance were paid on an hourly basis. Approximately 25,500 of the Company's employees are members of unions. The Company has collective bargaining agreements with several unions including: the UAW; the Canadian Auto Workers (the "CAW"); the Textile Workers of Canada; the Confederation of Mexican Workers; the International Brotherhood of Teamsters, Chauffeurs, Warehousemen, and Helpers of America; the International Association of Machinists and Aerospace Workers; and the AFL-CIO. Each of the Company's unionized facilities has a separate contract with the union which represents the workers employed there, with each such contract having an expiration date independent of the Company's other labor contracts. The Company has experienced some labor disputes at its plants, none of which has significantly disrupted production or had a materially adverse effect on its operations. The Company has been able to resolve all such labor disputes and believes its relations with its employees are generally good.

LITIGATION

     The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management of the Company does not believe that any of the litigation in which the Company is currently engaged, either individually or in the aggregate, will have a material effect on the Company's consolidated financial position or future results of operations.

     The Company is subject to various laws, regulations and ordinances which govern activities such as discharges to the air and water, as well as handling and disposal practices for solid and hazardous wastes, and which impose costs and damages associated with spills, disposal or other releases of hazardous substances. The Company believes that it is in substantial compliance with such requirements. Management does not believe that it will incur compliance costs pursuant to such requirements that would have a material adverse effect on the Company's consolidated financial position or future results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Environmental Matters."

     The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), for the cleanup of contamination from hazardous substances at four Superfund sites where liability has not been determined. The Company has also been identified as a PRP at four additional sites. Management believes that the Company is, or may be, responsible for less than one percent, if any, of total costs at the four Superfund sites. Expected liability, if any, at the four additional sites is not material. The Company has set aside reserves which management believes are adequate to cover any such liabilities. Management believes that such matters will not result in liabilities that will have a material adverse effect on the Company's consolidated financial position or future results of operations.

PROPERTIES

     The Company's operations are conducted through 131 facilities, including 111 manufacturing facilities, 16 product engineering centers and 4 research and development centers, in 19 countries and one Crown Colony employing approximately 40,000 people worldwide. The Company's management is headquartered in Southfield, Michigan.

     The Company's facilities are located in appropriately designed buildings which are kept in good repair with sufficient capacity to handle present volumes. The Company has designed many of its facilities to provide for efficient JIT manufacturing of its products. No facility is materially underutilized. Of the 131 facilities, 70 are owned and 61 are leased with expiration dates ranging from 1996 through 2005. Management believes substantially all of the Company's property and equipment is in good condition and that it has sufficient capacity to meet its current and expected manufacturing and distribution needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Capital Expenditures."

     The following table summarizes the locations of the Company's facilities, including those acquired in connection with the Masland Acquisition:

ARGENTINA          GERMANY          POLAND                UNITED STATES (CONTINUED)
Buenos Aires       Ebersberg        Myslowice             Grand Rapids, MI
                   Eisenach         Tychy                 Marlette, MI
AUSTRALIA          Gustavsburg                            Marshall, MI
Adelaide           Munich           SOUTH AFRICA          Mendon, MI
Brooklyn           Plattling        Brits                 Mequon, MI
                   Quakenbruck                            Midland, MI
AUSTRIA            Rietberg         SPAIN                 Plymouth, MI
Koflach                             Pamplona              Rochester Hills, MI
                   HONG KONG                              Romulus, MI
BRAZIL             Wanchai          SWEDEN                Southfield, MI
Belo Horizante                      Bengtsfors            Troy, MI
Sao Paolo          INDIA            Trollhattan           Warren, MI
                   Holol                                  Bridgeton, MO
CANADA                              THAILAND              Wentzville, MO
Ajax               INDONESIA        Bangkok               Bowling Green, OH
Kitchener          Jakarta                                Fremont, OH
Maple                               TURKEY                Huron, OH
Mississauga        ITALY            Bursa                 Lorain, OH
Oakville           Bruino                                 Lordstown, OH
St. Thomas         Caivano          UNITED STATES         Sidney, OH
Whitby             Cassino          Manteca, CA           Warren, OH
Woodstock          Grugliasco       Atlanta, GA           Carlisle, PA
                   Melfi            West Chicago, IL      Lewistown, PA
ENGLAND            Novara           Frankfort, IN         Duncan, SC
Abington           Orbassano        Greencastle, IN       Morristown, TN
Coventry           Pozzilli         Hammond, IN           El Paso, TX
Lancashire                          Louisville, KY        Lebanon, VA
Nottingham         MEXICO           Madisonville, KY      Luray, VA
Tipton             Cuautitlan       Allen Park, MI        Strasburg, VA
Washington         Hermosillo       Clawson, MI           Winchester, VA
                   La Cuesta        Dearborn, MI          Janesville, WI
FRANCE             Naucalpan        Detroit, MI           Sheboygan, WI
Meaux              Puebla           Fair Haven, MI
Paris              Ramos Arizpe     Fenton, MI
                   Rio Bravo        Flint, MI
                   Saltillo
                   San Lorenzo
                   Tlahuac
                   Toluca

                                   MANAGEMENT

     Set forth below is certain information concerning the executive officers of the Company.

                                                                                      YEARS WITH
                                                                                     THE COMPANY,
                                                                                    PREDECESSOR OR
          NAME              AGE                      POSITION                      ACQUIRED COMPANY
- -------------------------   ---    ---------------------------------------------   ----------------
Kenneth L. Way...........   57     Chairman of the Board and Chief Executive               30
                                   Officer
Robert E. Rossiter.......   50     President, Chief Operating Officer and                  25
                                   Director of the Company
James H. Vandenberghe....   46     Executive Vice President, Chief Financial               23
                                   Officer and Director of the Company
James A. Hollars.........   51     Senior Vice President and President -- BMW              23
                                   Division of the Company
Roger Alan Jackson.......   50     Senior Vice President -- Human Resources and             1
                                   Corporate Relations
Robert Lawrie............   51     Senior Vice President -- Global Mergers,                --
                                   Acquisitions and Strategic Alliances
Frank J. Preston.........   53     Senior Vice President and President --                   1
                                   Masland Division
Frederick F. Sommer......   52     Senior Vice President and President --                   5
                                   Automotive Industries Division of the Company
Gerald G. Harris.........   62     Vice President and President -- GM Division             34
                                   of the Company
Terrence E. O'Rourke.....   49     Vice President and President -- Ford Division            2
                                   of the Company
Joseph F. McCarthy.......   52     Vice President, Secretary and General Counsel            2
                                   of the Company
Donald J. Stebbins.......   38     Vice President, Treasurer and Assistant                  4
                                   Secretary of the Company

     Set forth below is a description of the business experience of each executive officer of the Company.

     Kenneth L. Way. Mr. Way was elected to and has held the position of Chairman of the Board and Chief Executive Officer of the Company since 1988. Prior to this he served as Corporate Vice President, Automotive Group of Lear Siegler, Inc. ("LSI") since October 1984. During the previous six years, Mr. Way was President of LSI's General Seating Division. Prior to this, he was President of LSI's Metal Products Division in Detroit for three years. Other positions held by Mr. Way during his 30 years at Lear include Manufacturing Manager of the Metal Products Division and Manager of Production Control for the Automotive Division in Detroit. Mr. Way also serves as a director of Hayes Wheels International, Inc.

     Robert E. Rossiter. Mr. Rossiter became President of the Company in 1984 and a Director and the Chief Operating Officer of the Company in 1988. He joined LSI in 1971 in the Material Control Department of the Automotive Division, then joined the Metal Products Division of LSI as Production Control Manager, and subsequently moved into sales and sales management. In 1979, he joined the General Seating Division as Vice President of Sales and worked in that position, as well as Vice President of Operations, until 1984.

     James H. Vandenberghe. Mr. Vandenberghe is currently Executive Vice President, Chief Financial Officer and Director of the Company. He was appointed Executive Vice President of the Company in 1993 and became a director in November 1995. Mr. Vandenberghe also served as a director of the Company from 1988 until the merger of Lear Holdings Corporation ("Holdings"), Lear's former parent, into Lear. Mr. Vandenberghe previously served as Senior Vice President
- -- Finance, Secretary and Chief Financial Officer of the Company since 1988.

     James A. Hollars. Mr. Hollars is currently Senior Vice President and President -- BMW Division of the Company. He was appointed to this position in November 1995. Prior to serving in this position, he was Senior Vice President and President -- International Operations of the Company since November 1994. Previously he served as Senior Vice President -- International Operations of the Company since 1993 and Vice President -- International since the sale of LSI's Power Equipment Division to Lucas Industries in 1988.

Mr. Hollars joined LSI's Metal Products Division in 1973 as the Manufacturing Manager and later served as Vice President -- Manufacturing for No-Sag Spring Division. In 1979, he was named President of the Foam Products Division and was subsequently promoted to President at the Anchorlok Division in 1985 and the Power Equipment Division in 1986.

     Roger Alan Jackson. Mr. Jackson was elected Senior Vice President -- Human Resources and Corporate Relations in October 1995. Previously, he served as Vice President -- Human Resources for Allen Bradley, a wholly-owned subsidiary of Rockwell International. Mr. Jackson was employed by Rockwell International or its subsidiaries from December 1977 to September 1995.

     Robert Lawrie. Mr. Lawrie was elected Senior Vice President -- Global Mergers, Acquisitions and Strategic Alliances in June 1996. Prior to joining the Company, Mr. Lawrie served as Vice President and Special Counsel to the Chairman of Magna International Inc. since July 1992. Prior to his tenure with Magna International, Inc., Mr. Lawrie held positions as an International Consultant to Consolidated Hydro Inc. in 1992 and as Senior Vice President, General Counsel and Secretary of Abitibi-Price Inc., an international paper manufacturer, from January 1991 to July 1992. From 1988 to 1991, Mr. Lawrie was the managing partner of the Los Angeles office of Broad Schulz Larson & Wineberg, a law firm.

     Frank J. Preston. Dr. Preston was elected Senior Vice President and President -- Masland Division of the Company upon consummation of the Masland Acquisition. Prior to the Masland Acquisition, he served as President of Masland since January 1995 and Chief Executive Officer of Masland since January 1996. During 1995, Dr. Preston also served as Chief Operating Officer of Masland. Prior to joining Masland, Dr. Preston held various positions with Textron, most recently President of Textron Automotive Interiors.

     Frederick F. Sommer. Mr. Sommer was elected Senior Vice President and President -- Automotive Industries Division of the Company upon consummation of the AI Acquisition. Prior to the AI Acquisition, he served as President of AI since November 1991 and Chief Executive Officer of AI since May 1994. From March 1992 to May 1994, Mr. Sommer served as Chief Operating Officer of AI. Mr. Sommer also served as Executive Vice President of AI from October 1990 until November 1991. Prior thereto, he served as Vice President -- Manufacturing and Purchasing of the U.S. subsidiary of Nissan from January 1987 until October 1990.

     Gerald G. Harris. Mr. Harris was elected Vice President and President -- GM Division of the Company since November 1994. Mr. Harris previously served as Vice President and General Manager -- GM Operations since March 1994. Previously Mr. Harris served as Director -- Ford Business Unit from March 1992 to March 1994, Director of Sales from August 1990 to March 1992 and Sales Manager from January 1989 to August 1990. Prior to 1989, Mr. Harris held various managerial positions with the Company.

     Terrence E. O'Rourke. Mr. O'Rourke was elected Vice President and President
- -- Ford Division of the Company in November 1995. Prior to serving in this position, he was Vice President and President -- Chrysler Division of the Company since November 1994. Previously, Mr. O'Rourke served as Director -- Strategic Planning since October 1994. Prior to joining Lear, Mr. O'Rourke was employed by Ford Motor Company as Supply Manager -- Climate Control Department from 1992 and Procurement Operations Manager from 1988.

     Joseph F. McCarthy. Mr. McCarthy was elected Vice President, Secretary and General Counsel of the Company in April 1994. Prior to joining the Company, Mr. McCarthy served as Vice President -- Legal and Secretary for both Hayes Wheels International, Inc. and Kelsey-Hayes Company. Prior to joining Hayes Wheels International, Inc. and Kelsey-Hayes Company, Mr. McCarthy was a partner in the law firm of Kreckman & McCarthy from 1973 to 1983.

     Donald J. Stebbins. Mr. Stebbins is currently Vice President, Treasurer and Assistant Secretary of the Company. He joined the Company in June 1992 from Bankers Trust Company, New York where he was a Vice President for four years. Prior to his tenure at Bankers Trust Company, he held positions at Citibank, N.A. and The First National Bank of Chicago.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued under an Indenture dated as of                ,
1996 (the "Indenture"), among the Company, as issuer, and                     ,
as trustee (the "Trustee").

     The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

     The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions thereof of certain terms used below. A copy of the Indenture and a specimen of the Note have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used herein and not otherwise defined, have the meaning assigned in the Indenture.

GENERAL

     The Notes are direct obligations of the Company, and will be issued in denominations of $1,000 and integral multiples thereof. The Indenture authorizes the issuance of $200,000,000 aggregate principal amount of Notes. As described below under "Subordination," the Notes are subordinated in right of payment to Senior Indebtedness of the Company. The Notes will be pari passu with the Subordinated Notes.

     As of March 30, 1996, the aggregate amount of Senior Indebtedness of the Company (including its obligations under the Senior Subordinated Notes and amounts outstanding under the Credit Agreements (as defined in this Prospectus)) would have been approximately $885.2 million, as adjusted to give effect to the Pro Forma Transactions. In addition, certain of the Company's subsidiaries have outstanding Indebtedness and may incur Indebtedness in the future. Holders of such Indebtedness will have a claim against the assets of such subsidiaries that will rank prior to the claims of the holders of the Notes. As of March 30, 1996, the aggregate Indebtedness of such subsidiaries for money borrowed would have been approximately $46.6 million.

     The Notes will bear interest at the rate per annum shown on the cover page
of this Prospectus, payable semi-annually on             and             in each
year to holders of record of the Notes at the close of business on the
immediately preceding             and             , respectively. The first
interest payment date is             ,      . Interest is computed on the basis
of a 360-day year of twelve 30-day months. The Notes mature on               ,
2006.

     Principal and interest on the Notes are payable, and the Notes are transferable, initially at the offices of the Trustee in New York, New York. Holders must surrender the Notes to the Paying Agent in order to collect principal payments. Interest on the Notes may be paid by check mailed to the registered holders of the Notes. The Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges. Initially, the Trustee will act as Paying Agent and Registrar under the Indenture. The Company or any of its Affiliates may act as Paying Agent and Registrar, and the Company may change the Paying Agent or Registrar without prior notice to holders.

OPTIONAL REDEMPTION

     The Notes may not be redeemed prior to               , 2001. On or after
such date, the Company may, at its option, redeem the Notes in whole or in part, from time to time, at the following redemption prices (expressed in percentages of the principal amount thereof), in each case together with accrued interest, if any, to the date of redemption.

     If redeemed during the 12-month period commencing               :

                                       YEAR                            PERCENTAGE
               -----------------------------------------------------   ----------
                              , 2001................................         %
                              , 2002................................         %
                              , 2003................................         %
                    and thereafter..................................      100%

     The Credit Agreements (as defined in this Prospectus), the Senior Subordinated Notes and the Subordinated Notes contain provisions that limit the Company's ability to optionally redeem the Notes.

MANDATORY REDEMPTION

     The Notes are not subject to mandatory redemption prior to maturity.

SUBORDINATION

     The Indebtedness evidenced by the Notes is subordinated to the prior payment, when due, of all Senior Indebtedness (including the Senior Subordinated Notes) of the Company but will rank senior to the Indebtedness of the Company expressly subordinated to the Notes. The Notes will be pari passu with the Subordinated Notes.

     Upon any payment or distribution of assets or securities of the Company due to any dissolution, winding up, total or partial liquidation or reorganization of the Company or in bankruptcy, insolvency, receivership, or other proceedings, the payment of the principal of and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. Upon a default in the payment of any Obligations with respect to Senior Indebtedness or upon the acceleration of the maturity of Senior Indebtedness or while any judicial proceeding is pending with respect to a default on Senior Indebtedness (of which the Trustee has received written notice), no payment may be made upon or in respect of the Notes until such default shall have been cured or waived. In addition, during the continuance of any other event of default with respect to (i) the Credit Agreement pursuant to which the maturity thereof may be accelerated, upon (a) receipt by the Trustee of written notice from the Agent Bank (or any Representative of any Senior Indebtedness which refinances or refunds the Credit Agreement so long as amounts outstanding under such agreement are in excess of $50,000,000) or (b) if such event of default results from the acceleration of the Notes, on the date of such acceleration, no such payment may be made by the Company upon or in respect of the Notes for a period ("Payment Blockage Period") commencing on the earlier of the date of receipt of such notice or the date of such acceleration and ending 119 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from the Agent Bank or any Representative of any Senior Indebtedness under any agreement which refinances or refunds the Credit Agreement so long as amounts outstanding under such agreement are in excess of $50,000,000) or (ii) any other Specified Senior Indebtedness, upon receipt by the Company of written notice from the Representative for the holders of such Specified Senior Indebtedness, no such payment may be made by the Company upon or with respect to the Notes for a Payment Blockage Period commencing on the date of the receipt of such notice and ending 119 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to the Company from such Representative commencing such Payment Blockage Period). In no event will any one Payment Blockage Period extend beyond 179 days from the date the payment on the Notes was due. Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days; provided that as long as amounts outstanding under the Credit Agreement or any agreement which refinances or refunds the Credit Agreement are in excess of $50,000,000, the commencement of a Payment Blockage Period by the holders of the Specified Senior Indebtedness other than the Credit Agreement shall not bar the commencement of a Payment Blockage Period by the Agent Bank within such period of 360 days. No event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Specified Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis for the commencement of a second Payment

Blockage Period by the Representative of such Specified Senior Indebtedness whether or not within a period of 360 consecutive days unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     If payments with respect to both the Notes and Senior Indebtedness become due on the same day, then all obligations with respect to such Senior Indebtedness due on that date shall first be paid in full before any payment is made with respect to the Notes.

     By reason of the subordination provisions described above, in the event of the Company's insolvency, liquidation, reorganization, dissolution or other winding-up, funds which would otherwise be payable to holders of Notes will be paid to the holders of Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full. The Indenture limits the amount of additional Senior Indebtedness which the Company can create, incur, assume or guarantee. See "Certain Covenants -- Limitation on Indebtedness."

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means, with respect to the Company, Indebtedness of a person existing at the time such person becomes a Restricted Subsidiary of the Company or assumed in connection with the acquisition by the Company or a Restricted Subsidiary of the Company of assets from such person, which assets constitute all of an operating unit of such person, and not incurred in connection with, or in contemplation of, such person becoming a subsidiary of the Company or such acquisition.

     "Affiliate" means, when used with reference to the Company or another person, any person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the Company or such other person, as the case may be. For the purposes of this definition, "control" when used with respect to any specified person means the power to direct or cause the direction of management or policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing. Notwithstanding the foregoing, the term "Affiliate" shall not include any wholly-owned subsidiary of the Company other than an Unrestricted Subsidiary.

     "Agent Bank" means Chemical Bank and/or its Affiliates together with any bank which is or becomes a party to the Credit Agreement or any successor to Chemical Bank and/or its Affiliates, and any other Agent Bank under the Credit Agreement.

     "Asset Sale" means any sale exceeding $10,000,000, or any series of sales in related transactions exceeding $10,000,000 in the aggregate, by the Company or any Restricted Subsidiary of the Company, directly or indirectly, of properties or assets other than in the ordinary course of business, including capital stock of a Restricted Subsidiary of the Company, except for (i) the sale of receivables by the Company or any subsidiary of the Company in the ordinary course of business of the Company or any of its subsidiaries, or the transfer of receivables to a special-purpose subsidiary of the Company and the issuance by such special-purpose subsidiary, on a basis which is non-recourse (except for representations as to the status or eligibility of such receivables or to the limited extent described in clause (viii) (B) of the definition of "Permitted Indebtedness") to the Company or any other subsidiary of the Company, of securities secured by such receivables ("Qualified Receivables Program"), and
(ii) any sale-and-lease-back transaction involving a Capitalized Lease Obligation permitted under the provisions described under "Limitation on Indebtedness."

     "Automotive Interior Business" means the production, design, development, manufacture, marketing or sale of seat systems, interior systems and components, vehicle interiors or components or any related businesses.

     "average weighted life" means, as of the date of determination, with reference to any debt security, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of such debt security multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

     "Capitalized Lease Obligation" means any lease obligation of a person incurred with respect to any property (whether real, personal or mixed) acquired or leased by such person and used in its business that is accounted for as a capital lease on the balance sheet of such person in accordance with GAAP.

     "Cash Equivalents" means (A) any evidence of Indebtedness maturing, or otherwise payable without penalty, not more than 365 days after the date of acquisition issued by the United States of America or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the United States of America, (B) any certificate of deposit maturing, or otherwise payable without penalty, not more than 365 days after the date of acquisition issued by, or time deposit of, a commercial banking institution that has combined capital and surplus of not less than $300,000,000, whose debt is rated, at the time as of which any Investment therein is made, "A2" (or higher) according to Moody's or "A" (or higher) according to S&P, (C) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate or subsidiary of the Company) organized and existing under the laws of the United States of America or any jurisdiction thereof, with a rating, at the time as of which any Investment therein is made, of "P-l" (or higher) according to Moody's or "A-l" (or higher) according to S&P and (D) any money market deposit accounts issued or offered by any domestic institution in the business of accepting money market accounts or any commercial bank having capital and surplus in excess of $300,000,000.

     "Cash Proceeds" means, with respect to any Asset Sale, cash payments (including any cash received by way of deferred payment pursuant to a note receivable or otherwise, but only as and when so received) received from such Asset Sale.

     "Change of Control" means an event or series of events by which (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act)
(1) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire without condition, other than the passage of time, whether such right is exercisable immediately or only after the passage of time) of 50% or more of the Voting Stock of the Company, (2) is or becomes a shareholder of the Company with the right to appoint or remove directors of the Company holding 50% or more of the voting rights at meetings of the Board of Directors on all, or substantially all, matters or (3) is or becomes able to exercise the right to give directions with respect to the operating and financial policies of the Company with which the relevant directors are obliged to comply by reason of: (A) provisions contained in the organizational documents of the Company or (B) the existence of any contract permitting such person to exercise control over the Company; (ii) the Company consolidates with, or merges or amalgamates with or into another person or, directly or indirectly, conveys, transfers, or leases all or substantially all of its assets to any person, or any person consolidates with, or merges or amalgamates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding Voting Stock of the Company is changed into or exchanged for Voting Stock of the surviving corporation which is not redeemable capital stock or (x) such Voting Stock and (y) cash, securities and other property in an amount which could be paid by the Company as a Restricted Payment pursuant to the provisions described under "Limitation on Restricted Payments" (and such amount shall be treated as a Restricted Payment subject to the provisions described under "Limitation on Restricted Payments") and (B) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving corporation immediately after such transaction; (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (iv) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture).

     "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

     "Common Stock" means the common stock, par value $.01 per share, of the Company.

     "Consolidated Adjusted Net Worth" means, with respect to any person, as of any date of determination, the total amount of stockholders' equity of such person and its Restricted Subsidiaries which would appear on the consolidated balance sheet of such person as of the date of determination, less (to the extent otherwise included therein) the following (the amount of such stockholders' equity and deductions therefrom to be computed, except as noted below, in accordance with GAAP): (i) an amount attributable to interests in subsidiaries of such person held by persons other than such person or its Restricted Subsidiaries; (ii) any reevaluation or other write-up in book value of assets subsequent to December 31, 1995, other than upon the acquisition of assets acquired in a transaction to be accounted for by purchase accounting under GAAP made within twelve months after the acquisition of such assets; (iii) treasury stock; (iv) an amount equal to the excess, if any, of the amount reflected for the securities of any person which is not a subsidiary over the lesser of cost or market value (as determined in good faith by the Board of Directors) of such securities; and (v) Disqualified Stock of the Company or any Restricted Subsidiary of the Company.

     "Consolidated Amortization Expense" means for any person, for any period, the amortization of goodwill and other intangible items of such person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Consolidated Cash Flow Available for Interest Expense" means, for any person and the Company, the sum of the aggregate amount, for the four fiscal quarters for which financial information in respect thereof is available immediately prior to the date of the transaction giving rise to the need to calculate the Consolidated Cash Flow Available for Interest Expense (the "Transaction Date"), of (i) Consolidated Net Income (Loss) of such person, (ii) Consolidated Income Tax Expense, (iii) Consolidated Depreciation Expense, (iv) Consolidated Amortization Expense, (v) Consolidated Interest Expense and (vi) other noncash items reducing Consolidated Net Income (Loss), minus non-cash items increasing Consolidated Net Income (Loss). Consolidated Cash Flow Available for Interest Expense for any period shall be adjusted to give pro forma effect (to the extent applicable) to (i) each acquisition by the Company or a Restricted Subsidiary of the Company during such period up to and including the Transaction Date (the "Reference Period") in any person which, as a result of such acquisition, becomes a Restricted Subsidiary of the Company, or the acquisition of assets from any person which constitutes substantially all of an operating unit or business of such person and (ii) the sale or other disposition of any assets (including capital stock) of the Company or a Restricted Subsidiary of the Company, other than in the ordinary course of business, during the Reference Period, as if such acquisition or sale or disposition of assets by the Company or a Restricted Subsidiary of the Company occurred on the first day of the Reference Period.

     "Consolidated Depreciation Expense" means for any person, for any period, the depreciation expense of such person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Consolidated Income Tax Expense" means, for any person, for any period, the aggregate of the income tax expense of such person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, for any person, for any period, the sum of (a) the Interest Expense of such person and its Restricted Subsidiaries for such period, determined on a consolidated basis, (b) dividends in respect of preferred or preference stock of a Restricted Subsidiary of the Company held by persons other than the Company or a wholly owned Restricted Subsidiary of the Company and (c) interest incurred during the period and capitalized by the Company and its Restricted Subsidiaries on a consolidated basis in accordance with GAAP. For purposes of clause (b) of the preceding sentence, dividends will be deemed to be an amount equal to the actual dividends paid divided by one minus the applicable actual combined Federal, state, local and foreign income tax rate of the Company (expressed as a decimal), on a consolidated basis, for the fiscal year immediately preceding the date of the transaction giving rise to the need to calculate Consolidated Interest Expense.

     "Consolidated Interest Expense Coverage Ratio" means, with respect to any person, the ratio of (i) the aggregate amount of the applicable Consolidated Cash Flow Available for Interest Expense of such person to (ii) the aggregate Consolidated Interest Expense which such person shall accrue during the first full fiscal quarter following the Transaction Date and the three fiscal quarters immediately subsequent to such fiscal quarter, such Consolidated Interest Expense to be calculated on the basis of the amount of such person's Indebtedness (on a consolidated basis) outstanding on the Transaction Date and reasonably anticipated by such person in good faith to be outstanding from time to time during such period.

     "Consolidated Net Income (Loss)" means, with respect to any person, for any period, the aggregate of the net income (loss) of such person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein) (i) the net income (loss) of any person which is not a Restricted Subsidiary of such person and which is accounted for by the equity method of accounting, except to the extent of the amount of cash dividends or distributions paid by such other person to such person or to a Restricted Subsidiary of such person, (ii) the net income (loss) of any person accrued prior to the date on which it is acquired by such person or a Restricted Subsidiary of such person in a pooling of interests transaction, (iii) except for NS Beteiligungs GmbH (a German Foreign Subsidiary) or any successor entity, the net income (loss) of any Restricted Subsidiary of such person to the extent that the declaration or payment of dividends or similar distributions or transfers or loans by that Restricted Subsidiary is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, in each case determined in accordance with GAAP, (iv) any gain or loss, together with any related provision for taxes in respect of such gain or loss, realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale-and-lease-back transactions) of any asset or property outside of the ordinary course of business and any gain or loss realized upon the sale or other disposition by such person of any capital stock or marketable securities and (v) any noncash charges incurred by the Company and its Restricted Subsidiaries at any time in connection with SFAS 106.

     "Credit Agreement" means, collectively, (i) the Credit Agreement dated as of August 17, 1995, as amended, among the Company, the several financial institutions parties thereto from time to time (the "Original Banks") and the
Agent Bank and (ii) the Credit Agreement dated June   , 1996, among the Company,
the several financial institutions parties thereto (together with the Original Banks, the "Banks") and the Agent Bank, as the same have been heretofore amended and may be amended hereafter from time to time, and any subsequent credit agreement or agreements constituting a refinancing, extension or modification thereof.

     "Default" means any event which is, or after notice or lapse of time or both would be, an Event of Default.

     "Disinterested Director" means, with respect to an Affiliate Transaction or series of related Affiliate Transactions, a member of a Board of Directors who has no financial interest, and whose employer has no financial interest, in such Affiliate Transaction or series of related Affiliate Transactions.

     "Disqualified Stock" means any capital stock of the Company or any Restricted Subsidiary of the Company which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes or which is exchangeable or convertible into debt securities of the Company or any Restricted Subsidiary of the Company, except to the extent that such exchange or conversion rights cannot be exercised prior to the maturity of the Notes.

     "Foreign Subsidiary" mean any subsidiary of the Company organized and conducting its principal operations outside the United States.

     "GAAP" means generally accepted accounting principles on a basis consistently applied, provided that all ratios and calculations contained in the Indenture will be calculated in accordance with generally accepted accounting principles in effect on the date of the Indenture.

     "Indebtedness" means (without duplication), with respect to any person, any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (except any such balance that constitutes a trade payable in the ordinary course of business that is not overdue by more than 120 days or is being contested in good faith), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared on a consolidated basis in accordance with GAAP, and shall also include letters of credit, Obligations with respect to Swap Obligations, any Capitalized Lease Obligation, the maximum fixed repurchase price of any Disqualified Stock, Obligations secured by a Lien to which any property or asset, including leasehold interests under Capitalized Lease Obligations and any other tangible or intangible property rights, owned by such person is subject, whether or not the Obligations secured thereby shall have been assumed (provided that, if the Obligations have not been assumed, such Obligations shall be deemed to be in an amount not to exceed the fair market value of the property or properties to which the Lien relates, as determined in good faith by the Board of Directors of such person and as evidenced by a Board Resolution), and guarantees of items which would be included within this definition (regardless of whether such items would appear upon such balance sheet; provided that for the purpose of computing the amount of Indebtedness outstanding at any time, such items shall be excluded to the extent that they would be eliminated as intercompany items in consolidation). For purposes of the preceding sentence, the maximum fixed repurchase price of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock (or any equity security for which it may be exchanged or converted), such fair market value shall be determined in good faith by the Board of Directors of such person.

     "Interest Expense" means for any person, for any period, the aggregate amount of interest in respect of Indebtedness (including all fees and charges owed with respect to letters of credit and bankers' acceptance financing and the net costs associated with Interest Swap Obligations and all but the principal component of rentals in respect of Capitalized Lease Obligations) incurred or scheduled to be incurred by such person during such period, all as determined in accordance with GAAP, except that non-cash amortization or writeoff of deferred financing fees and expenses will not be included in the calculation of Interest Expense. For purposes of this definition, (a) interest on Indebtedness determined on a fluctuating basis for periods succeeding the date of determination will be deemed to accrue at a rate equal to the rate of interest on such indebtedness in effect on the last day of the fiscal quarter immediately preceding the date of determination and (b) interest on a Capitalized Lease Obligation will be deemed to accrue at an interest rate reasonably determined in good faith by the chief financial officer and the chief accounting officer of such person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP (including Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board).

     "Investment" by any person means (i) all investments by such person in any other person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness or other obligations of any other person by such person, (iii) all purchases (or other acquisitions for consideration) by such person of Indebtedness, Capital Stock or other securities of any other person;
(iv) all other items that would be classified as investments (including, without limitation, purchases outside the ordinary course of business) on a balance sheet of such person prepared in accordance with GAAP or (v) the designation of any Restricted Subsidiary of the Company as an Unrestricted Subsidiary as provided under "Unrestricted Subsidiaries." For purposes of this definition and the provisions described under "Unrestricted Subsidiary" and "Limitation on Restricted Payments" (i) with respect to a Restricted Subsidiary that is designated as an Unrestricted Subsidiary, "Investment" will mean the portion (proportionate to the Company's equity interest in such subsidiary) of the net book value of the stockholders' equity of such subsidiary at the time that such subsidiary is designated as an Unrestricted Subsidiary plus, without duplication, all other Investments made by the Company in that Restricted Subsidiary prior to that time and with respect to a person that is designated as an Unrestricted Subsidiary simultaneously with its becoming a subsidiary of the Company, "Investment" will mean the Investment made by the Company and its Restricted Subsidiaries to acquire such subsidiary plus, without duplication, all other Investments made by the Company in such person prior to its becoming a subsidiary of the Company; and (ii) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Investment Grade" is defined as BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's.

     "Letters of Credit" means the Letters of Credit as defined in the Credit Agreement dated August 17, 1995, among the Company, the Original Banks and the
Agent Bank, as in effect on June   , 1996.

     "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement or any lease creating a Capitalized Lease Obligation).

     "Moody's" means Moody's Investor Services, Inc. or if Moody's ceases to make a rating of the Notes publicly available, a nationally recognized securities rating agency selected by the Company.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the Cash Proceeds of such Asset Sale net of fees, commissions, expenses and other costs of sale (including payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness which is either secured by a Lien on the stock or other assets sold or can be or is accelerated by such sale), taxes paid or payable as a result thereof, and any amount required to be paid to any person (other than the Company or any of its subsidiaries) owning a beneficial interest in the stock or other assets sold, provided that when any noncash consideration for an Asset Sale is converted into cash, such cash shall then constitute Net Cash Proceeds.

     "Obligation" means any principal, interest, premium, penalties, fees and any other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Indebtedness" means: (i) Indebtedness of the Company pursuant to its Obligations under, or Indebtedness of any Restricted Subsidiary of the Company under, the Credit Agreement; provided that in no event shall the aggregate amount of Indebtedness permitted to be outstanding at any one time pursuant to this clause (i) exceed $1,800,000,000 (less (x) any amounts outstanding in respect of the United States, Canada and Mexico under the program described in clause (xi) below (the "North American clause (xii) amounts") and
(y) any amounts permanently repaid under the Credit Agreement but without deducting payments under the revolving credit facility and the swing line facility of the Credit Agreement unless the commitments thereunder have been permanently reduced and without deducting under this subclause (y) any such permanent repayments or permanent reductions made in respect of the North American clause (xii) amounts); (ii) Indebtedness represented by guarantees of Indebtedness which is permitted by the provisions described under "Limitation on Indebtedness"; (iii) Indebtedness evidenced by the Notes; (iv) Indebtedness evidenced by the Senior Subordinated Notes and the Subordinated Notes; (v) Indebtedness of the Company to any Restricted Subsidiary of the Company and Indebtedness of any Restricted Subsidiary of the Company to the Company or another Restricted Subsidiary of the Company, provided that the Company or such Restricted Subsidiary shall not become liable to any person other than the Company or a Restricted Subsidiary of the Company with respect thereto; (vi) Indebtedness of the Company or any Restricted Subsidiary of the Company represented by Swap Obligations; provided that such Swap Obligations are related to payment Obligations on Indebtedness otherwise permitted by the provisions described under "Limitation on Indebtedness" and will not result in an increase in the principal amount of the underlying outstanding Indebtedness or are used for the hedging of foreign currency translation risk in the ordinary course;
(vii) Indebtedness of the Company and its Restricted Subsidiaries, and any undrawn amounts, under legally binding revolving credit or standby credit facilities existing on the date of the Indenture and Refinancing Indebtedness in respect of such Indebtedness or amounts; (viii) Indebtedness of any Foreign Subsidiary that is a Restricted Subsidiary to the extent that the aggregate principal amount of all outstanding Indebtedness of such Foreign Subsidiary does not exceed an amount equal to the sum of (x) 80% of the consolidated book value of the accounts receivable of such Foreign Subsidiary and (y) 60% of the consolidated book value of the inventories of such Foreign Subsidiary; (ix) Indebtedness of the Company or any of its Restricted Subsidiaries in respect of guarantees of receivables originated by the Company or any of its Restricted Subsidiaries and sold to other persons to the extent that (A) the sale of such receivables does not constitute an Asset Sale and (B) such guarantees are in respect of warranties granted by the Company or a Restricted Subsidiary on the products giving rise to such receivables and such guarantees are not in respect of any other aspect of such receivables, including the capacity of any customer to meet its obligations under such receivables; (x) Indebtedness of the Company and its Restricted Subsidiaries in respect of guarantees of Indebtedness of less than majority owned persons; provided that in no event will Indebtedness permitted pursuant to this clause (x) exceed $5,000,000; (xi) other Indebtedness of the Company and of any Restricted Subsidiary of the Company, provided that in no event shall the aggregate amount of Indebtedness of the Company and of Restricted Subsidiaries of the Company permitted to be outstanding pursuant to this clause (xi) at any one time exceed $50,000,000; and (xii) Indebtedness of special-purpose subsidiaries of the Company in respect of securities secured by receivables transferred to such special-purpose subsidiaries by the Company or a Restricted Subsidiary of the Company, provided that (A) the transfer of such receivables does not constitute an Asset Sale, (B) such special-purpose subsidiaries engage in no activities other than the purchase of such receivables and the issuance of such securities, and (C) such securities are non-recourse to the Company or any Restricted Subsidiary of the Company (except for representations as to the status or eligibility of such receivables or to the limited extent described in clause (ix) (B) above in this definition).

     "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted and, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (ii) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's, or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate process of law, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other Obligations of like nature incurred in the ordinary course of business (exclusive of Obligations for the payment of borrowed money); (v) easements, rights-of-way, restrictions, zoning provisions and other governmental restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any of its subsidiaries; (vi) judgment Liens not giving rise to a Default or Event of Default; (vii) leases or subleases granted to others not interfering in any material respect with the business of the Company or any of its subsidiaries; (viii) Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business and which are within the general parameters customary in the industry, in each case securing Indebtedness under Swap Obligations; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease Obligation or operating lease or any Lien granted by a lessor on such property which does not interfere in any material respect with the business of the Company and its Restricted Subsidiaries; (x) Liens arising from filing UCC financing statements regarding leases; (xi) Liens securing reimbursement Obligations with respect to Commercial Letters of Credit which encumber documents and other property relating to such Commercial Letters of Credit and the products and proceeds thereof; (xii) other Liens existing on the date of the Indenture; (xiii) other Liens to secure Obligations not in excess of $1,000,000 in the aggregate at any time outstanding, except to secure Indebtedness; (xiv) Liens on accounts receivable and any assets related thereto granted in connection with a Qualified Receivables Program; and (xv) Liens securing Indebtedness permitted pursuant to clauses (i), (vi), (vii), (viii), (xi) and (xii) of the definition of Permitted Indebtedness.

     "principal" of a debt security means the principal of the security plus, if such security has been called for redemption, the premium, if any, payable on such security upon redemption of such security.

     "Rating Decline" means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrading by either Moody's or S&P): (i) in the event that the Notes are rated by either Moody's or S&P prior to the date of such public notice as Investment Grade, the rating of the Notes by both such rating agencies shall be decreased to below Investment Grade or (ii) in the event the Notes are rated below Investment Grade by both such rating agencies prior to the date of such public notice, the rating of the Notes by either rating agency shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

     "Refinancing Indebtedness" means Indebtedness of the Company or its Restricted Subsidiaries, the net proceeds of which (after customary fees, expenses and costs related to the incurrence of such Indebtedness) are applied to repay, refund, prepay, repurchase, redeem, defease, retire or refinance (collectively, "refinance") outstanding Indebtedness permitted to be incurred under the terms of the Indenture; provided that Refinancing Indebtedness that refinances any Permitted Indebtedness will be deemed to be incurred and to be outstanding under the relevant clause in the definition of "Permitted Indebtedness"; and provided further that (A) the original issue amount of the Refinancing Indebtedness shall not exceed the maximum principal amount, accrued interest and premium, if any, of the Indebtedness to be repaid or, if greater in the case of clause (i) of the definition of Permitted Indebtedness, permitted to be outstanding under the agreements governing the Indebtedness being refinanced (or if such Indebtedness was issued at an original issue discount, the original issue price plus amortization of the original issue discount at the time of the incurrence of the Refinancing Indebtedness) plus the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness,
(B) Refinancing Indebtedness incurred by any Restricted Subsidiary of the Company shall not be used to refinance outstanding Indebtedness of the Company and (C) with respect to any Refinancing Indebtedness which refinances Indebtedness which ranks pari passu or junior in right of payment to the Securities, (1) the Refinancing Indebtedness has an average weighted life which is equal to or greater than the then average weighted life of the Indebtedness being refinanced, (2) if such Indebtedness being refinanced is pari passu in right of payment to the Securities, such Refinancing Indebtedness does not rank senior in right of payment to the payment of principal of and interest on the Securities, and (3) if such Indebtedness being refinanced is subordinated to the Securities, such Refinancing Indebtedness is subordinated to the Securities to the same extent and on substantially the same terms.

     "Restricted Debt Prepayment" means any purchase, redemption, defeasance (including, but not limited to, in substance or legal defeasance) or other acquisition or retirement for value (collectively a "prepayment"), directly or indirectly, by the Company or a Restricted Subsidiary of the Company (other than to the Company or a Restricted Subsidiary of the Company), prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment in respect of Indebtedness of the Company or such Restricted Subsidiary which would rank subordinate in right of payment to the Notes ("Prepaid Debt"); provided, that (i) any such prepayment of any Prepaid Debt shall not be deemed to be a Restricted Debt Prepayment to the extent such prepayment is made (x) with the proceeds of the substantially concurrent sale (other than to a subsidiary of the Company) of shares of the capital stock (other than Disqualified Stock) of the Company or rights, warrants or options to purchase such capital stock of the Company or (y) in exchange for or with the proceeds from the substantially concurrent issuance of Refinancing Indebtedness and (ii) no Default or Event of Default shall have occurred and be continuing at the time or shall occur as a result of such sale of capital stock or issuance of such Refinancing Indebtedness.

     "Restricted Investment" means, with respect to any person, any Investments by such person in any of its Affiliates (other than its Restricted Subsidiaries) or in any person that becomes an Affiliate (unless it becomes a Restricted Subsidiary) as a result of such Investment to the extent that the aggregate amount of all such Investments made after the date of this Indenture, whether or not outstanding, exceeds $100,000,000.

     "Restricted Payment" means any (i) Restricted Stock Payment, (ii) Restricted Debt Prepayment or (iii) Restricted Investment.

     "Restricted Stock Payment" means (i) with respect to the Company, any dividend, either in cash or in property (except dividends payable in Common Stock), on, or the making by the Company of any other distribution in respect of, its capital stock, now or hereafter outstanding, or the redemption, repurchase, retirement or other acquisition for value by the Company or any Restricted Subsidiary of the Company, directly or indirectly, of capital stock of the Company or any warrants, rights (other than exchangeable or convertible Indebtedness of the Company) or options to purchase or acquire shares of any class of the Company's capital stock, now or hereafter outstanding, and (ii) with respect to any subsidiary of the Company, any redemption, repurchase, retirement or other acquisition for value by the Company or a Restricted Subsidiary of the Company of capital stock of such subsidiary or any warrants, rights (other than exchangeable or convertible Indebtedness of any subsidiary of the Company), or options to purchase or acquire shares of any class of capital stock of such subsidiary, now or hereafter outstanding, except with respect to capital stock of such subsidiary or such warrants, rights or options owned by (x) the Company or a Restricted Subsidiary of the Company or (y) any person which is not an Affiliate of the Company.

     "Restricted Subsidiary" means any subsidiary of the Company other than an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's Corporation, or if it ceases to make a rating of the Notes publicly available, a nationally recognized securities rating agency selected by the Company.

     "Senior Indebtedness" means the Obligations of the Company with respect to
(i) any and all amounts payable by or on behalf of the Company or any of its Restricted Subsidiaries under or in respect of its obligations (including reimbursement obligations in respect of letters of credit) incurred and outstanding from time to time under the Credit Agreement, the security documents entered into in connection therewith, or any refinancings thereof (including interest accruing on or after filing of any petition in bankruptcy or reorganization relating to the Company, at the rate specified in such Senior Indebtedness whether or not a claim for post-filing interest is allowed in such proceeding), (ii) Swap Obligations of the Company or any of its Restricted Subsidiaries and related to any of their payment Obligations on Senior Indebtedness or the hedging of foreign currency translation risk entered into in the ordinary course, (iii) any and all amounts payable by the Company under or in respect of its Obligations incurred and outstanding from time to time under the Senior Subordinated Notes and (iv) any other Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness is not senior in right of payment to the Notes; provided that notwithstanding the foregoing, Senior Indebtedness shall not include (A) Indebtedness represented by the Notes, (B) Indebtedness incurred in violation of the Indenture, (C) Indebtedness which is represented by Disqualified Stock, (D) amounts payable or any other Indebtedness to trade creditors created, incurred, assumed or guaranteed by the Company or any subsidiary of the Company in the ordinary course of business in connection with obtaining goods or services, (E) amounts payable or any other Indebtedness to employees of the Company or any subsidiary of the Company as compensation for services, (F) Indebtedness of the Company to a subsidiary of the Company, (G) any liability for Federal, state, local or other taxes owed or owing by the Company and (H) Indebtedness represented by the Subordinated Notes.

     "Senior Subordinated Indebtedness" means, with respect to any person, any Indebtedness of a person that specifically provides that such Indebtedness is to rank pari passu with other Senior Subordinated Indebtedness of such person and is not subordinated by its terms to any Indebtedness of such person which is not Senior Indebtedness.

     "Senior Subordinated Notes" means the 11 1/4% Senior Subordinated Notes of the Company due 2000, issued pursuant to an Indenture dated as of July 15, 1992 among the Company and The Bank of New York, as trustee.

     "Significant Subsidiary" means one or more subsidiaries of the Company which, in the aggregate, have (i) assets or in which the Company and its other subsidiaries have Investments, equal to or greater than 5% or more of the total assets of the Company and its subsidiaries consolidated at the end of the most recently completed fiscal year of the Company or (ii) consolidated gross revenue equal to or exceeding 5% of the consolidated gross revenue of the Company for its most recent completed fiscal year.

     "Specified Senior Indebtedness" means (i) Indebtedness under the Credit Agreement (or any refunding or refinancing thereof), (ii) any other single issue of Senior Indebtedness (other than the Senior Subordinated Notes) having an initial principal amount of $30,000,000 or more. For purposes of this definition, a refinancing of any Specified Senior Indebtedness shall be treated as such only if it ranks or would rank on a pari passu basis with the Indebtedness refinanced.

     "Subordinated Notes" means the 8 1/4% Subordinated Notes of the Company due 2002, issued pursuant to an Indenture dated as of February 1, 1994 among the Company and State Street Bank & Trust Company, as trustee.

     "subsidiary" of any person means (i) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such person or by such person and a subsidiary or subsidiaries of such person or by a subsidiary or subsidiaries of such person or (ii) any other person (other than a corporation) in which such person or such person and a subsidiary or subsidiaries of such person or a subsidiary or subsidiaries of such persons, at the time, directly or indirectly, owned at least a majority ownership interest.

     "Swap Obligations" of any person means the net Obligations of such person pursuant to any agreement, cap, collar, swap or other financial agreement or arrangement designed to protect such person against, in the case of Interest Swap Obligations, from fluctuation in interest rates and, in the case of Currency Swap Obligations, from fluctuation in currency exchange rates.

     "Voting Stock" means all classes of capital stock then outstanding of a person normally entitled to vote in elections of directors.

CERTAIN COVENANTS

     Repurchase of Notes Upon a Change of Control Triggering Event. If a "Change of Control Triggering Event" shall occur at any time, then each holder shall have the right to require that the Company repurchase such holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, which date shall be no earlier than 30 days nor more than 60 days from the date the Company notifies the holders of the occurrence of a Change of Control Triggering Event. There can be no assurance that sufficient funds will be available at the time of any Change of Control Triggering Event to make any required repurchases. Under the Indenture, the Company can only effect such repurchases either with the consent of the lenders under the Credit Agreement or by repaying amounts owed to such lenders under the Credit Agreement. The failure to satisfy either such condition would constitute a default under the Indenture. The Credit Agreement also contains prohibitions of certain events that would constitute a Change of Control Triggering Event. In addition, the Company's ability to repurchase Notes following a Change of Control Triggering Event may be limited by the terms of its then-existing Senior Indebtedness, including, without limitation, the subordination provisions described above under "Subordination". Therefore, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under the Senior Indebtedness (including Specified Senior Indebtedness) even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on the Company. Failure of the Company to repurchase the Notes in the event of a Change of Control Triggering Event will create an Event of Default with respect to the Notes, whether or not such repurchase is permitted by the subordination provisions. The Company agrees that it will comply with all applicable tender offer rules, including Rule 14e-l under the Exchange Act, if the repurchase option is triggered upon a Change of Control Triggering Event.

     Under the Indenture, the Company is obligated to give notice to holders of Notes and the Trustee within 30 days following a Change of Control Triggering Event specifying, among other things, the purchase price, the purchase date, the place at which Notes shall be presented and surrendered for purchase, that interest accrued to the purchase date will be paid upon such presentation and surrender and that interest will cease to accrue on Notes surrendered for purchase as of such purchase date. In order for a holder of Notes properly to put its Notes to the Company for purchase, the holder must give notice and present and surrender its Notes to the Company at the place specified in the Company's aforementioned notice at least 15 days prior to the purchase date. Any such tender by a holder of Notes shall be irrevocable. The Company is not obligated to notify holders of or to purchase Notes with respect to more than one Change of Control Triggering Event.

     The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control

Triggering Event, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, including the limitation on incurrence of additional indebtedness and the issuance of certain securities, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Triggering Event under the Indenture, but that could increase the amount of Senior Indebtedness of the Company (or any other indebtedness) outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

     Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, make any Restricted Payment unless (a) no Default or Event of Default has occurred and is continuing at the time or will occur as a consequence of such Restricted Payment and (b) after giving effect to such Restricted Payment, the aggregate amount expended for all Restricted Payments subsequent to December 31, 1993 (the amount so expended, if other than in cash, to be determined by the Board of Directors, whose reasonable determination shall be conclusive and evidenced by a Board Resolution), does not exceed the sum of
(i) 50% of Consolidated Net Income of the Company (or in the case such Consolidated Net Income shall be a deficit, minus 100% of such deficit) during the period (treated as one accounting period) subsequent to December 31, 1993 and ending on the last day of the fiscal quarter immediately preceding such Restricted Payment, (ii) the aggregate net proceeds, including cash and the fair market value of property other than cash (as determined in good faith by the Board of Directors of the Company and evidenced by a Board Resolution), received by the Company during such period from any person other than a subsidiary of the Company, as a result of the issuance of capital stock of the Company (other than any Disqualified Stock) or warrants, rights or options to purchase or acquire such capital stock, including such capital stock issued upon conversion or exchange of Indebtedness or upon exercise of warrants or options and any contributions to the capital of the Company received by the Company from any such person less the amount of such net proceeds actually applied as permitted by clause (ii) of the next paragraph or by the proviso to the definition of Restricted Debt Prepayment and (iii) in the case of the redesignation of an Unrestricted Subsidiary to a Restricted Subsidiary, the amount by which Restricted Payments permitted hereunder would have increased if such Unrestricted Subsidiary had never been designated as an Unrestricted Subsidiary, determined at the time of such redesignation and (iv) without duplication, the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loan or advances or other transfers of assets or amounts received upon the disposition of any Investments; provided that, at the time of such Restricted Payment and after giving effect thereto, the Company or any Restricted Subsidiary of the Company shall be able to incur an additional $1.00 of Indebtedness pursuant to clauses (a) and (b) of the provisions described under "Limitation on Indebtedness". For purposes of any calculation pursuant to the preceding sentence which is required to be made within 60 days after the declaration of a dividend by the Company or any Restricted Subsidiary, such dividend shall be deemed to be paid at the date of declaration. As of March 30, 1996, the amount available for Restricted Payments based on the formula described in clause (b), is approximately $474.3 million.

     This provision will not be violated by reason of (i) the payment of any dividend within 60 days after the date of declaration thereof if, at such date of declaration such payment complied with the provisions hereof; (ii) the purchase, redemption, acquisition or retirement of any shares of the Company's capital stock in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a subsidiary of the Company) of, other shares of capital stock (other than Disqualified Stock) of the Company or rights, warrants or options to purchase or acquire such capital stock of the Company or (iii) payments by the Company (A) for the mandatory repurchase of shares of Common Stock or other Capital Stock of the Company (or scheduled payments of principal of or interest on notes issued to finance the repurchase of such shares) from employees of the Company or its subsidiaries under employment agreements or in connection with employment termination agreements; (B) to satisfy any Obligations under the terms of the Stockholders Agreement or (C) for the purchase, redemption or retirement of any shares of any capital stock of the Company or options to purchase capital stock of the Company in connection with the exercise of outstanding stock options, provided that no Default or Event of Default has occurred and is continuing at the time, or shall occur as a result, of such Restricted Payment. For purposes of determining the aggregate amount of Restricted Payments in accordance with clause (b) of the preceding paragraph, all amounts expended pursuant to clause

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

(i) or (ii) (except to the extent deemed to have been paid pursuant to the immediately preceding paragraph) of this paragraph shall be included.

     Limitation on Indebtedness. The Indenture provides that, except for Permitted Indebtedness and Refinancing Indebtedness, the Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become liable for, contingently or otherwise, extend the maturity of or become responsible for the payment of (collectively, an "incurrence"), any Obligations in respect of any Indebtedness including Acquired Indebtedness unless (a) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness and (b) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof on a pro forma basis, the Consolidated Interest Expense Coverage Ratio of the Company is greater than 2 to 1; provided, however, that in no event shall the Company or any Restricted Subsidiary of the Company incur any Obligations in respect of any Indebtedness of an Unrestricted Subsidiary of the Company except in compliance with "Limitation on Restricted Payments."

     Limitation on Payment Restrictions Affecting Subsidiaries. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary of the Company to, create or otherwise cause or suffer to exist or become effective any consensual restriction which by its terms expressly restricts any such Restricted Subsidiary from (i) paying dividends or making any other distributions on such Restricted Subsidiary's capital stock or paying any Indebtedness owed to the Company or any Restricted Subsidiary of the Company,
(ii) making any loans or advances to the Company or any Restricted Subsidiary of the Company or (iii) transferring any of its property or assets to the Company or any Restricted Subsidiary of the Company, except (a) any restrictions existing under agreements in effect at the issuance of the Notes, (b) any restrictions under agreements evidencing the Credit Agreement and Swap Obligations, (c) any restrictions under any agreement evidencing any Acquired Indebtedness of a Restricted Subsidiary of the Company incurred pursuant to the provisions described under "Limitation on Indebtedness"; provided that such restrictions shall not restrict or encumber any assets of the Company or its Restricted Subsidiaries other than such Restricted Subsidiary, (d) in the case of clause (iii) above, customary nonassignment provisions entered into in the ordinary course of business consistent with past practice in leases and other contracts to the extent such provisions restrict the transfer or subletting of any such lease or the assignment of rights under such contract, (e) any restriction with respect to a Restricted Subsidiary of the Company imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that consummation of such transaction would not result in a Default or Event of Default, that such restriction terminates if such transaction is closed or abandoned and that the closing or abandonment of such transaction occurs within one year of the date such agreement was entered into,
(f) any encumbrance or restriction with respect to a Restricted Subsidiary that is a Foreign Subsidiary pursuant to an agreement relating to Indebtedness incurred by such Foreign Subsidiary if the incurrence of such Indebtedness is permitted under the provisions described under "Limitation on Indebtedness" and, at the time of incurrence of such Indebtedness, and after giving effect thereto, the aggregate principal amount of all outstanding Indebtedness of such Foreign Subsidiary does not exceed an amount equal to the sum of (x) 80% of the consolidated book value of the accounts receivable of such Foreign Subsidiary, and (y) 60% of the consolidated book value of the inventories of such Foreign Subsidiary, or (g) any restrictions existing under any agreement which refinances any Indebtedness in accordance with the definition of Refinancing Indebtedness; provided that the terms and conditions of any such agreement are not materially less favorable to such subsidiary than those under the agreement creating or evidencing the Indebtedness being refinanced.

     Limitation on Creation of Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary of the Company to, create, incur, assume or suffer to exist any Liens upon any of their respective assets unless the Notes are secured by such assets on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien, provided that if the obligation secured by such Lien is subordinated to the Notes, the Lien securing such obligation will be subordinate and junior to the Lien securing the Notes with the same relative priority as such subordinated obligations have with respect to the Notes, except for (i) Liens securing Senior Indebtedness that would be permitted to be incurred under clauses (a) and (b) of the provisions described under "Limitation on

Indebtedness" if such Indebtedness were incurred on the date such Lien is granted; (ii) Liens with respect to Acquired Indebtedness, provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary of the Company other than the property or assets of the entity acquired, and provided further that such Liens were not incurred in connection with, or in contemplation of, the transactions giving rise to such Acquired Indebtedness; (iii) Liens securing Indebtedness which is incurred to refinance secured Indebtedness and which is permitted to be incurred under the provisions described under "Limitation on Indebtedness"; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary of the Company other than the property or assets securing the Indebtedness being refinanced; and (iv) Permitted Liens.

     No Senior Subordinated Indebtedness. The Indenture provides that the Company will not issue, incur, create, assume, guarantee or otherwise become liable for any Indebtedness in an aggregate principal amount in excess of $250 million at any one time outstanding which is subordinate or junior in right of payment to any Indebtedness of the Company, including, without limitation, Indebtedness that refinances the Senior Subordinated Notes, unless such Indebtedness is pari passu with or subordinate in right of payment to the Notes.

     Transactions with Shareholders and Affiliates. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, enter into or suffer to exist any transaction (an "Affiliate Transaction") (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of more than 10% of any class of equity securities of the Company or with any Affiliate of the Company or of any such holder (other than a Restricted Subsidiary of the Company or the Company), on terms that are less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction with an unrelated person. In addition, neither the Company nor any Restricted Subsidiary of the Company shall enter into any Affiliate Transaction or series of related Affiliate Transactions involving or having a value of more than $5,000,000, unless a majority of Disinterested Directors (or, if there are no Disinterested Directors, a majority of the Board of Directors) of the Company or such Restricted Subsidiary, as the case may be, determines in good faith pursuant to a Board Resolution that such Affiliate Transaction or series of related Affiliate Transactions is fair to the Company or such Restricted Subsidiary, as the case may be.

     The foregoing provisions will not apply to (i) any Restricted Payment permitted to be paid pursuant to "Limitation on Restricted Payments" above and
(ii) payments of investment banking and financial advisory or consulting fees and other fees to Lehman Brothers Inc., The Cypress Group L.L.C. or any of their respective subsidiaries or Affiliates in connection with the sale of the Notes (or any refunding, refinancing or conversion thereof) and other customary investment banking and financial advisory or consulting fees.

     Sales of Assets. The Indenture provides that subject to the provisions described under "Mergers or Consolidations", the Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless (i) the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such sale at least equal to the fair market value of the shares or assets included in such Asset Sale (as determined in good faith by the Board of Directors, including valuation of all noncash consideration) and (ii) (x) either
(A) the Net Cash Proceeds are reinvested within 12 months (or, pursuant to a determination of the Board of Directors, held pending reinvestment) in replacement assets or assets used in the Automotive Interior Business or used to purchase all of the issued and outstanding capital stock of a person engaged in such business or used to fund research and development costs or (B) if the Net Cash Proceeds are not applied or are not required to be applied as set forth in clause (ii) (x) (A) or if after applying such Net Cash Proceeds as set forth in clause (ii) (x) (A) there remain Net Cash Proceeds, such Net Cash Proceeds are applied within 12 months of the original receipt thereof to the permanent prepayment, repayment retirement or purchase of Senior Indebtedness, the Subordinated Notes or Indebtedness of a Restricted Subsidiary, (y) if and to the extent that the gross proceeds from such Asset Sale (after giving effect to the application of clause (ii)(x)(A) and (B), when added to the gross proceeds from all prior Asset Sales (not applied as set forth in clause (ii)(x)(A) or (B)) exceeds $25,000,000, such proceeds are applied pursuant to a Repurchase Offer (as defined in the Indenture) to repurchase the Notes (on a pro rata basis with all other Indebtedness ranking pari passu in right of payment to the Notes (other than the Subordinated Notes if the amount available for such purchase is less than such amount) at a purchase price equal to 100% of the principal amount thereof plus accrued interest to the date of prepayment and (z) if the principal amount tendered pursuant to a Repurchase Offer is less than the Repurchase Offer Amount (as defined in the Indenture), such excess amount is applied for general corporate purposes; provided that when any noncash consideration is converted into cash, such cash will then constitute Net Cash Proceeds and will be subject to clause (ii) of this sentence.

     Limitation on Issuance of Preferred Stock. The Indenture provides that the Company will not permit any of its Restricted Subsidiaries to issue any preferred or preference stock (except to the Company or a wholly owned Restricted Subsidiary of the Company) or permit any person (other than the Company or any wholly owned Restricted Subsidiary of the Company) to hold any such preferred or preference stock unless the Company would be entitled to create, incur or assume Indebtedness pursuant to the provisions described under "Limitation on Indebtedness" in the aggregate principal amount equal to the aggregate liquidation value of the preferred or preference stock to be issued.

Unrestricted Subsidiaries

     The Company may designate any Foreign Subsidiary of the Company to be an "Unrestricted Subsidiary" as provided below in which event such subsidiary and each other person that is then or thereafter becomes a subsidiary of such subsidiary will be deemed to be an Unrestricted Subsidiary. "Unrestricted Subsidiary" means (1) any subsidiary designated as such by the Board of Directors as set forth below and (2) any subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any subsidiary of the Company (including any newly acquired or newly formed subsidiary) to be an Unrestricted Subsidiary unless such subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other subsidiary of the Company which is not a subsidiary of the subsidiary to be so designated or otherwise an Unrestricted Subsidiary, provided that either (A) the subsidiary to be so designated has total assets of $5,000 or less or (B) if such subsidiary has assets greater than $5,000, the Investment resulting from such designation would be permitted under the covenant entitled "Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could incur $1.00 of additional Indebtedness under the first paragraph of the covenant described under "Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

MERGERS OR CONSOLIDATIONS

     Under the Indenture, the Company will not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to any person unless: (1) the person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or disposition has been made, is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia; (ii) the corporation formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or disposition has been made, assumes by supplemental indenture satisfactory in form to the Trustee all the obligations of the Company under the Indenture; (iii) immediately after such transaction, and giving effect thereto, no Default or Event of Default has occurred and is continuing; (iv) the Company or any corporation formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or disposition has been made, has Consolidated Adjusted Net Worth (immediately after the transaction and giving effect thereto, excluding any write-ups of assets resulting from such consolidation or merger) at least equal to the Consolidated Adjusted Net Worth of the Company immediately preceding the transaction; (v) immediately after such transaction and giving effect thereto, the Company or any corporation formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or disposition shall have been made, shall be able to incur an additional $1.00 of Indebtedness pursuant to clause (b) of the provisions described under "Limitation on Indebtedness"; and (vi) the Company has delivered to the Trustee (A) an Officers' Certificate (attaching the calculation to demonstrate compliance with clause (iv) and (v) above) and an

Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the above provisions and that all conditions precedent relating to such transaction have been complied with, and
(B) a certificate from the Company's independent certified public accountants, stating that the Company has made the calculations required by clauses (iv) and
(v) above.

EVENTS OF DEFAULT

     The Indenture defines an Event of Default as: (i) default by the Company for 30 days in the payment of interest on the Notes; (ii) default by the Company in the payment when due of principal of the Notes; (iii) failure by the Company for 30 days after notice to comply with any of its other agreements in the Indenture or the Notes; (iv) any Indebtedness of the Company or a Significant Subsidiary of the Company for borrowed money (or the payment of which is guaranteed by the Company or one of its subsidiaries) having an outstanding principal amount of $25,000,000 or more in the aggregate, is declared to be due and payable prior to its stated maturity or failure by the Company or any Significant Subsidiary to pay the final scheduled principal installment in an amount of at least $25,000,000 in respect of any such Indebtedness on its stated maturity date unless such Indebtedness which has been declared due and payable prior to its stated maturity is Indebtedness of a Foreign Subsidiary the payment of which is guaranteed by the Letters of Credit; (v) failure by the Company or any subsidiary of the Company to pay certain final judgments aggregating in excess of $25,000,000; and (vi) certain events of bankruptcy or insolvency.

     A Default under the provisions of the Indenture described hereunder is not an Event of Default until the Trustee notifies the Company in writing, or the Holders of at least 25% in principal amount of the Notes then outstanding notify the Company and the Trustee, in writing of the Default, and the Company does not cure the Default within 30 days after receipt of the notice; provided that a Default by the Company with respect to the provisions of the Indenture described under "Mergers or Consolidations" and "Certain Covenants -- Repurchase of Notes upon a Change of Control Triggering Event" will constitute an Event of Default immediately upon such notification and without passage of time.

     Subject to the provisions under "Subordination", if an Event of Default (other than as a result of certain events of bankruptcy or insolvency) occurs and is continuing, the Trustee or the holders of at least 25% of the principal amount of the Notes then outstanding, by written notice to the Company (and the Agent Bank, so long as the Indebtedness under the Credit Agreement is outstanding) (and the Senior Subordinated Notes Trustee, so long as the Indebtedness under the Senior Subordinated Notes is outstanding) may declare to be due and payable all unpaid principal of and only accrued interest on the Notes.

     Upon a declaration of acceleration, such principal and accrued interest to the date of such acceleration shall be due and payable upon the first to occur of (i) an acceleration under the Credit Agreement (or any refunding or refinancing thereof), or (ii) five Business Days after notice of such declaration is given to the Company (and the Agent Bank, so long as the Indebtedness under the Credit Agreement is outstanding) (and the Senior Subordinated Notes Trustee, so long as the Indebtedness under the Senior Subordinated Notes is outstanding); provided that, if the Event of Default giving rise to such acceleration is cured before the earlier to occur of (i) or
(ii), such notice of acceleration and its consequences shall be deemed rescinded and annulled. In the event of a declaration of acceleration under the Indenture because an Event of Default described in clause (iv) of the third preceding paragraph has occurred and is continuing, such declaration of acceleration shall be automatically annulled if the holders of the Indebtedness which is the subject of such Event of Default have rescinded their declaration of acceleration in respect of such Indebtedness within 90 days thereof or all amounts payable in respect of such Indebtedness have been paid and such Indebtedness has been discharged during such 90-day period and if (i) the annulment of such acceleration would not conflict with any judgment or decree of a court of competent jurisdiction, (ii) all existing Events of Default, except nonpayment of principal or interest that has been due solely because of the acceleration, have been cured or waived, and (iii) the Company has delivered an Officers' Certificate to the Trustee to the effect of clauses (i) and (ii) of this sentence. If an Event of Default described in clause (vi) of the third preceding paragraph with respect to the Company occurs, all unpaid principal and accrued interest on the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Holders of a majority of the outstanding principal amount of the Notes by written notice to the Trustee may rescind an acceleration and its consequences if (i) all existing Events of Default other than the nonpayment of principal of or interest on the Notes which have become due solely because of the acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if it determines that withholding notice is in their interest. The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and upon becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

DISCHARGE OF INDENTURE AND DEFEASANCE

     Except as otherwise limited by the provisions of the Credit Agreement, the Company may terminate its obligations under the Notes and the Indenture when (i) all outstanding Notes have been delivered (other than destroyed, lost or stolen Notes which have not been replaced or paid) to the Trustee for cancellation or
(ii) all outstanding Notes have become due and payable, and the Company irrevocably deposits with the Trustee funds or U.S. Government Obligations sufficient (without reinvestment thereof) to pay at maturity all outstanding Notes, including all interest thereon (other than destroyed, lost or stolen Notes which have not been replaced or paid), and in either case the Company has paid all other sums payable under the Indenture. In addition, the Company may terminate substantially all its obligations under the Notes and the Indenture if the Company (a) irrevocably deposits in trust for the benefit of the holders money or U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient to pay principal of and interest on the then outstanding Notes to maturity or redemption, as the case may be, (b) delivers to the Trustee an Opinion of Counsel to the effect that, based on Federal income tax laws then in effect, the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of such option and shall be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such option had not been exercised or a ruling to that effect has been received from or published by the Internal Revenue Service and
(c) certain other conditions are met.

     The Company shall be released from its obligations with respect to the covenants described under "Certain Covenants" and any Event of Default occurring because of a default with respect to such covenants if (a) the Company deposits or causes to be deposited with the Trustee in trust an amount of cash or U.S. Government Obligations sufficient to pay and discharge when due the entire unpaid principal of and interest on all outstanding Notes and (b) certain other conditions are met. The obligations of the Company under the Indenture with respect to the Notes, other than with respect to the covenants and Events of Default referred to above, shall remain in full force and effect.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption or any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered holder of a Note may be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented by the Company and the Trustee with the consent of the holders of at least a majority in principal amount of such then outstanding Notes and any existing default may be waived with the consent of the holders of at least a majority in principal amount of the then outstanding Notes. Without the consent of any holder of the Notes, the Company and the Trustee may amend the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for the assumption of the Company's obligations to holders of the Notes by a successor corporation, to provide for uncertificated Notes in addition to certificated Notes or to make any change that does not adversely affect the rights of any holder of the Notes. Without the consent of each holder of Notes affected, the Company may not reduce the principal amount of Notes the holders of which must consent to an amendment of the Indenture; reduce the rate or change the interest payment time of any Note; reduce the principal of or change the fixed maturity of any Notes or alter the redemption provisions with respect thereto; make any Note payable in money other than that stated in the Note; make any change in the provisions concerning waiver of Defaults or Events of Default by holders of the Notes or rights of holders to receive payment of principal or interest; make any change in the subordination provisions in the Indenture that affects the right of any holder; or release the Company from any of its obligations under the Indenture or the Notes.

THE TRUSTEE

                                   is the Trustee under the Indenture.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT AGREEMENTS

     The following is a summary of certain provisions of the Credit Agreement and the New Credit Agreement (collectively, the "Credit Agreements"). The Credit Agreement and the New Credit Agreement contain substantially the same terms. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Credit Agreement and the New Credit Agreement, including all of the definitions therein of terms not defined in this Prospectus. The Credit Agreement has been filed as an exhibit to the Company's Current Report on Form 8-K dated August 28, 1995 and is incorporated herein by reference.

     General. The Credit Agreement currently provides for (i) borrowings in a principal amount of up to $1.475 billion at any one time outstanding, (ii) swing line loans in a maximum aggregate amount of $65.0 million, the commitment for which is part of the aggregate Credit Agreement commitment, and (iii) Letters of Credit in an aggregate face amount of up to $175.0 million, the commitment for which is a part of the aggregate Credit Agreement commitment. The New Credit Agreement provides for borrowings of up to $300 million. Amounts available to be borrowed under the Credit Agreements will be reduced by $30 million on September 30, 1996, $120 million in the aggregate during 1997, $150 million in the aggregate during 1998, $150 million in the aggregate during 1999, $180 million in the aggregate during 2000 and $120 million on March 30, 2001. The entire unpaid balance under the Credit Agreements will be payable on September 30, 2001. Commitments under the Credit Agreement and the New Credit Agreement will also be permanently reduced by a percentage of the fair market value of certain accounts receivable sold pursuant to a permitted receivables financing program. Borrowings under the Credit Agreement and the New Credit Agreement, including the swing line loans, are collectively referred to herein as the "Loans." See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

     Interest. For purposes of calculating interest, the Loans can be, at the election of Lear, ABR Loans or Eurodollar Loans or a combination thereof. ABR Loans bear interest at the higher of (a) Chemical Bank's prime rate and (b) the federal funds rate plus 0.50%. Eurodollar Loans bear interest at the Eurodollar Rate plus between 0.50% and 1.00%, depending on the level of specified financial ratio.

     Repayment. Subject to the provisions of the Credit Agreements, Lear may, from time to time, borrow, repay and reborrow under the Credit Agreements. The entire unpaid balance under the Credit Agreements is payable on September 30, 2001.

     Security and Guarantees. The Loans are guaranteed by substantially all of the Company's direct and indirect domestic subsidiaries. The Loans and such guarantees are variously secured by (i) a pledge to the Agents for the ratable benefit of the banks party to the Credit Agreements of all of the capital stock of substantially all of the Company's domestic subsidiaries, and a pledge of certain stock of the Company's foreign subsidiaries; (ii) a grant of a security interest in substantially all of the assets of the Company and its domestic subsidiaries, other than certain assets of certain recently acquired domestic subsidiaries; and (iii) the mortgages of certain of the real property of the Company and its domestic subsidiaries.

     Covenants. The Credit Agreements contain financial covenants relating to maintenance of consolidated net worth, of ratios of consolidated operating profit to consolidated cash interest expense and of consolidated operating profit. The Credit Agreements also contain restrictive covenants pertaining to the management and operation of the Company. The covenants include, among others, significant limitations on indebtedness, guarantees, mergers, acquisitions, fundamental corporate changes, capital expenditures, asset sales, leases, investments, loans and advances, liens, dividends and other stock payments, transactions with affiliates, optional payments and modification of debt instruments, issuance of stock and sale and leaseback transactions.

     Events of Default. The Credit Agreements provide for events of default customary in facilities of these type, including: (i) failure to make payments when due; (ii) breach of covenants; (iii) breach of representations or warranties in any material respect when made; (iv) default under any agreement relating to debt for borrowed money in excess of $20.0 million in the aggregate;
(v) bankruptcy defaults; (vi) judgments
in excess of $5.0 million; (vii) ERISA defaults; (viii) any security document or guarantee ceasing to be in full force and effect; (ix) the subordination provisions in the instruments pursuant to which subordinated debt (or any refinancings thereof) were created ceasing to be in full force and effect or enforceable to the same extent purported to be created thereby; and (x) a change of control of the Company.

FOREIGN CREDIT FACILITIES

     Certain of the Company's foreign subsidiaries have outstanding credit facilities. In Canada, there is an outstanding revolving credit facility (the "Canadian Credit Facility") of up to 50 million Canadian dollars (or the approximate equivalent of U.S. $40 million). Canadian dollar advances under the Canadian Credit Facility bear interest at the prime lending rate, determined by reference to the rate of interest for loans made by The Bank of Nova Scotia in Canadian dollars. United States dollar advances under the Canadian Credit Facility bear interest, at the election of Lear's principal Canadian subsidiary, at a floating rate of interest equal to (i) the higher of the annual interest rate announced by The Bank of Nova Scotia as its "Base Rate Canada" or the federal funds rate plus .5% or (ii) LIBOR plus a borrowing margin of .5% to 1.0%. The Canadian Credit Facility matures on March 31, 1998.

     In Germany, there is an outstanding term loan (the "German Term Loan") of
8.5 million German marks (or the approximate equivalent of U.S. $5.5 million), which bears interest at an effective annual rate of 9.125%, is payable in German marks in quarterly installments of 500,000 German marks through March 2000, and is collateralized by certain assets held by a German subsidiary. The agreements relating to the Canadian Credit Facility and the German Term Loan also contain certain covenants.

     Several of the Company's European subsidiaries factor their accounts receivable with financial institutions subject to limited recourse provisions and are charged a discount fee ranging from a fixed rate per annum of 11% to the current LIBOR rate plus .4%. The amount of such factored receivables, at March 30, 1996 was approximately $96.4 million.

     In addition, certain of the Company's other foreign subsidiaries are parties to informal lines of credit. As of March 30, 1996, the outstanding indebtedness of the Company's foreign subsidiaries was approximately $32.6 million.

SENIOR SUBORDINATED NOTES AND SUBORDINATED NOTES

     After consummation of the Offerings, the Senior Subordinated Notes and the Subordinated Notes will be outstanding. The Senior Subordinated Notes are subordinated in right of payment to all existing and future senior indebtedness of Lear and will be senior in right of payment to the Notes. Interest is payable in arrears on January 15 and July 15. The Subordinated Notes are subordinated in right of payment to all existing and future senior indebtedness of Lear and will be pari passu with the Notes. Interest on the Subordinated Notes is payable in arrears on February 1 and August 1.

     The Indentures governing the Senior Subordinated Notes and the Subordinated Notes (the "Indentures") limit, among other things: (i) the making of any Restricted Payment (as defined in the Indentures); (ii) the incurrence of indebtedness unless the Company satisfies a specified cash flow to interest expense coverage ratio; (iii) the creation of liens; (iv) the incurrence of payment restrictions affecting subsidiaries; (v) entering into transactions with stockholders and affiliates; (vi) the sale of assets; (vii) the issuance of preferred stock; and (viii) the merger, consolidation or sale of substantially all of the assets of the Company. The Indentures also provide that a holder of the Senior Subordinated Notes or the Subordinated Notes may, under certain circumstances, have the right to require that Lear repurchase such holder's securities upon a change of control of the Company.

     The Senior Subordinated Notes mature on July 15, 2000 and may not be redeemed prior to July 15, 1997. On or after July 15, 1997, Lear may, at its option, redeem the Senior Subordinated Notes in whole or in part, on at least 30 days' but not more than 60 days' notice to each holder of the Senior Subordinated Notes to be redeemed, at 100% of their principal amount together with accrued and unpaid interest (if any) to the redemption date. The Senior Subordinated Notes are not subject to mandatory redemption prior to maturity.

     The Subordinated Notes mature on February 1, 2002, and may not be redeemed prior to February 1, 1998. On or after February 1, 1998, Lear may, at its option, redeem the Subordinated Notes in whole or in part, on at least 30 days' but not more than 60 days' notice to each holder of the Subordinated Notes to be redeemed, at 101.65% of their principal amount together with accrued and unpaid interest (if any) to the redemption. On or after February 1, 1999, the Subordinated Notes become redeemable at 100% of their principal amount together with accrued and unpaid interest (if any) to the redemption date. The Subordinated Notes are not subject to mandatory redemption prior to maturity.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") among the Company and the Underwriters, to purchase the respective principal amount of Notes set forth opposite their respective names below:

                                                                              PRINCIPAL
                                                                                AMOUNT
                                     UNDERWRITERS                              OF NOTES
                                                                             ------------
     BT Securities Corporation............................................   $
     Chase Securities Inc. ...............................................
     Morgan Stanley & Co. Incorporated ...................................
     Schroder Wertheim & Co. Incorporated ................................
                                                                             ------------
            Total.........................................................   $200,000,000
                                                                             ============

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to certain conditions and that, if any Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the Notes agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     Lear has been advised by the Underwriters that they propose to offer the Notes offered hereby initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include Underwriters) at such public offering price less a concession not to exceed
     % of the principal amount of the Notes. The Underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed % of the principal amount of the Notes. After the initial offering of the Notes, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, affiliates of BT Securities Corporation and Chase Securities Inc. have engaged in general financing and banking transactions with the Company for which customary compensation has been received. Chase Securities Inc. is an affiliate of Chemical Bank, which is Agent and a lender to Lear under the Credit Agreement and the New Credit Agreement. BT Securities Corporation is an affiliate of Bankers Trust Company, which is a lender to Lear under the Credit Agreements. Chemical Bank and Bankers Trust Company will receive their proportionate shares of any repayment by Lear of amounts outstanding under the Credit Agreements from the proceeds of the Note Offering.

     Lear has no plans to list the Notes on a securities exchange. Lear has been advised by each Underwriter that it presently intends to make a market in the Notes; however, the Underwriters are not obligated to do so. Any such market-making activity, if initiated, may be discontinued at any time, for any reason, without notice. There can be no assurance that an active market for the Notes will develop or, if a market does develop, at what prices the Notes will trade.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Winston & Strawn, New York, New York. Certain legal matters in connection with the Notes will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The audited financial statements and schedule of the Company incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.

     The audited financial statements of AI incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said report.

     The audited financial statements of Masland incorporated by reference into this Prospectus have been audited by Price Waterhouse LLP, as indicated in their report with respect hereto, and are included herein in reliance upon authority of said firm as experts in giving said report.

                             [INSIDE BACK COVER]





        LEAR CORPORATION LOGO [framed by flags of the countries in which the Company operates.]


        Lear Corporation is the world's largest independent supplier of automotive interior systems - with 40,000 quality - dedicated, customer - focused people through 131 facilities in 19 countries around the globe.


                       Lear Total Systems Capabilities

        [A picture of the interior of an automobile depicting the automotive interior products listed below which the Company produces]


    Trunk Liners                           Spare Tire Covers
    Load Floors                            Fuel Tank Shields
    Package Trays                          Seat Systems
    Seat Backs                             Quarter Panels
    C-Pillars                              Arm Rests
    Appliques/Bolsters                     Scuff Plates
    Headliners                             Door Panels
    B-Pillars                              SEAT COMPONENTS
    Headrests                               - Frames
    Sunvisors                               - Covers
    A-Pillars                               - Foam
    Cowl Panels                             - Hardware
    HVAC Ducts                             Consoles
    Hood Insulators                        Interior Insulators
    Engine Shrounds                        Air Intake Ducts
    Coolant Reservoirs                     Vapor Canisters
    Grille Assemblies                      Windshield Washer Reservoirs
                                           Exterior Air Dams

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                         Page
                                         -----
Available Information.................       2
Incorporation of Certain Documents by
  Reference...........................       2
Prospectus Summary....................       3
Risk Factors..........................      11
Cautionary Statements for Purposes of
  the "Safe Harbor" Provisions of the
  Private Securities Litigation Reform
  Act of 1995.........................      13
Use of Proceeds.......................      13
Capitalization........................      14
Pro Forma Financial Data..............      15
Selected Financial Data of the
  Company.............................      19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of the Company........      20
Selected Financial Data of Masland
  Corporation.........................      27
Management's Discussion and Analysis
  of Results of Operations of Masland
  Corporation.........................      28
Business of the Company...............      31
Management............................      48
Description of the Notes..............      50
Description of Certain Indebtedness...      69
Underwriting..........................      71
Legal Matters.........................      72
Experts...............................      72

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                  $200,000,000

                                LEAR CORP. LOGO

                                % SUBORDINATED NOTES
                                    DUE 2006

                          ---------------------------

                                   PROSPECTUS
                                           , 1996

                          ---------------------------

                           BT SECURITIES CORPORATION
                             CHASE SECURITIES INC.
                              MORGAN STANLEY & CO.
                                 INCORPORATED
                            SCHRODER WERTHEIM & CO.

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses, except the S.E.C. filing fee and the NASD filing fee, are estimated.

          SEC filing fee..................................................   $68,966
          NASD filing fee.................................................    20,500
          Blue sky fees and expenses......................................         *
          Legal fees and expenses.........................................         *
          Accounting fees and expenses....................................         *
          Printing and engraving..........................................         *
          Transfer Agent fees.............................................         *
          Miscellaneous...................................................         *
                                                                             -------
               Total......................................................   $     *
                                                                             =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended (the "GCL"), which provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity of another corporation or business organization against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of a corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of the GCL, which permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The certificate of incorporation of the Registrant provides for the elimination of personal liability of a director for breach of fiduciary duty as permitted by Section 102(b)(7) of the GCL and the by-laws of the Registrant provide that the Registrant shall indemnify its directors and officers to the full extent permitted by Section 145 of the GCL.

     The Registrant has directors and officers liability insurance that insures the directors and officers of the Registrants against certain liabilities. In addition, Lehman Brothers Inc. has agreed to indemnify David P. Spalding, James
A. Stern and Alan Washkowitz, each being a director of the Registrant and an officer or former officer of Lehman Brothers Inc., in connection with their service as directors of the Registrant.

     The Underwriting Agreements provide for indemnification by each of the U.S. Underwriters and each of the International Managers, as the case may be, of directors and officers of Lear against certain liabilities, including liabilities under the Securities Act of 1933, under certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     A list of exhibits is set forth on the Index to Exhibits.

ITEM 17. UNDERTAKINGS

     1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     2. The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants' annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan on June 12, 1996.

                                          LEAR CORPORATION

                                          By:         /s/ KENNETH L. WAY

                                          --------------------------------------
                                                        Kenneth L. Way
                                                   Chairman of the Board and
                                                    Chief Executive Officer

     Each person whose signature appears below hereby severally constitutes and appoints Kenneth L. Way, Robert E. Rossiter and James H. Vandenberghe, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign for him or her and in his or her name, place and stead in any and all capacities indicated below, the Registration Statement on Form S-3 filed herewith, and any and all pre-effective and post-effective amendments to said Registration Statement (including any related registration statement filed under Rule 462), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                NAME                                    TITLE                        DATE
- -------------------------------------     ----------------------------------     -------------
         /s/ KENNETH L. WAY               Chairman of the Board and Chief        June 12, 1996
- -------------------------------------     Executive Officer
             Kenneth L. Way               (Principal Executive Officer)
       /s/ ROBERT E. ROSSITER             President, Chief Operating Officer     June 12, 1996
- -------------------------------------     and Director
           Robert E. Rossiter
      /s/ JAMES H. VANDENBERGHE           Executive Vice President,              June 12, 1996
- -------------------------------------     Chief Financial Officer and
         James H. Vandenberghe            Director (Principal Financial and
                                          Principal Accounting Officer)
        /s/ LARRY W. MCCURDY              Director                               June 12, 1996
- -------------------------------------
            Larry W. McCurdy
        /s/ GIAN ANDREA BOTTA             Director                               June 12, 1996
- -------------------------------------
           Gian Andrea Botta

                NAME                                    TITLE                        DATE
- -------------------------------------     ----------------------------------     -------------
        /s/ ROBERT W. SHOWER              Director                               June 12, 1996
- -------------------------------------
            Robert W. Shower
        /s/ DAVID P. SPALDING             Director                               June 12, 1996
- -------------------------------------
           David P. Spalding
         /s/ JAMES A. STERN               Director                               June 12, 1996
- -------------------------------------
             James A. Stern
         /s/ ALAN WASHKOWITZ              Director                               June 12, 1996
- -------------------------------------
            Alan Washkowitz

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
EXHIBIT NUMBER                                   EXHIBIT                               NUMBERED PAGE
- --------------       ----------------------------------------------------------------  -------------
      *1.1      --   Form of Underwriting Agreement.                                      --
       2.1      --   Agreement and Plan of Merger, dated as of May 23, 1996, among        --
                     Lear, PA Acquisition Corp. and Masland.
      *4.1      --   Form of Indenture by and between Lear and             , as
                     Trustee, relating to the    % Subordinated Notes due 2006.
      *5.1      --   Opinion of Winston & Strawn, special counsel to Lear.                --
      12.1      --   Statement Regarding Computation of Ratios.                           --
      23.1      --   Consent of Arthur Andersen LLP.                                      --
      23.2      --   Consent of Arthur Andersen LLP with respect to AI Financial          --
                     Statements.
     *23.3      --   Consent of Price Waterhouse LLP, with respect to the Masland         --
                     Financial Statements.
     *23.4      --   Consent of Winston & Strawn (included in Exhibit 5.1).               --
      24.1      --   Powers of Attorney (included on the signature page hereof).          --
     *25.1      --   Form T-1 with respect to the eligibility of             as
                     trustee under the Indenture.
      99.1      --   Amended and Restated Stockholders and Registration Rights            --
                     Agreement dated as of September 27, 1991 by and among Lear, the
                     Lehman Funds, Lehman Merchant Banking Partners Inc., as
                     representative of the Lehman Partnerships, FIMA Finance
                     Management Inc., a British Virgin Islands corporation, and certain management investors (incorporated by reference to
                     Exhibit 2.2 to Lear Holdings Corporation's Current Report on
                     Form 8-K dated September 24, 1991).
      99.2      --   Waiver and Agreement dated September 27, 1991, by and among          --
                     Holdings, Kidder Peabody Group Inc., KP/Hanover Partners 1988,
                     L.P., General Electric Capital Corporation, FIMA Finance
                     Management Inc., a Panamanian corporation, FIMA Finance
                     Management Inc., a British Virgin Islands corporation, MH
                     Capital Partners Inc., successor by merger and name change to MH
                     Equity Corp., SO.PA.F Societa Partecipazioni Finanziarie S.p.A.,
                     INVEST Societa Italiana Investimenti S.p.A., the Lehman
                     Partnerships and the Management Investors (incorporated by reference to Exhibit 2.3 to Lear Holdings Corporation's Current
                     Report on Form 8-K dated September 24, 1991).
      99.3      --   Amendment to Amended and Restated Stockholders and Registration      --
                     Rights Agreement (incorporated by reference to Exhibit 10.24 to
                     Lear's Transition Report on Form 10-K filed March 31, 1994).
      99.4      --   Waiver to Amended and Restated Stockholders and Registration         --
                     Rights Agreement dated August 15, 1995 (incorporated by
                     reference to Exhibit 99.4 to Lear's Registration Statement on
                     Form S-3 (33-61583).
     *99.5      --   Waiver to Amended and Restated Stockholders and Registration
                     Rights Agreement dated June   , 1996.

- -------------------------
* To be filed by Amendment.